

Mercantile®
Bank Corporation

2023 ANNUAL REPORT

Twenty Twenty-Three

Mission

To deliver financial solutions that
empower people to achieve
their goals and dreams.

Vision

To be *the* financial and career partner
of choice, bettering the lives of our
customers and enriching
the communities we serve.

Values

To build strong relationships,
accomplished through: Accountability,
Collaboration, Excellence, Inclusivity,
and Innovation.

**We believe that by fulfilling our mission,
striving towards our vision and living
our values, we will provide shareholders
of Mercantile Bank Corporation with an
excellent return on their investment.**

The paper this was printed on contains fiber from certified, responsibly managed
forests. It was produced using renewable energy, includes a minimum of 10%
recycled fiber, and was printed locally.

LETTER TO OUR *Shareholders*

Two thousand twenty-three was another year in which Mercantile's performance demonstrated our unwavering commitment to excellence in all that we do. It reflected our ongoing success in providing high-quality products and services to our clients, as well as supporting the communities we serve.

Mercantile delivered shareholders earnings of $5.13 per share, on revenues of $226 million.

Revenues and earnings per share represented growth over 2022 of 19% and 33%, respectively. We concluded the year with assets of $5.4 billion, positioning Mercantile as the largest bank holding company headquartered in the state of Michigan.

The strength of our Company in 2023 was reflected in numerous metrics and measurements, as our team remained keenly focused on our strategic goals throughout the year.

By the end of 2023, our Company had grown $480 million in total assets, led by loan growth of $387 million, or nearly 10%.

This was especially noteworthy in a somewhat uncertain economic environment. Mercantile's growth was led as usual by commercial loans, which increased 8% in 2023. Our commercial loan growth was broad-based, with good distribution in terms of loan type and industry, with commercial

and industrial lending remaining a strong focus within which so many of our strategic initiatives are centered. These types of relationships provide our Company with significant sales opportunities to engage clients for all of their banking needs, especially deposit services and treasury management, including payroll and card services.

As the Federal Open Market Committee (FOMC) continued its strategy in 2023 to reduce high inflation by raising short-term interest rates, we positioned our balance sheet to take full advantage of this environment. As interest rates increased beginning in March 2022 from the extended period of extremely low rates that were intended to spur the dormant economy during the pandemic, Mercantile's net interest margin began rising to more normalized levels. While the FOMC continued to raise rates in early 2023, Mercantile's net interest margin also trekked upward, peaking at over 4% before starting to move lower to more typical levels for our Company as we ended the year.

The prudent management of liability costs also contributed to the maximization of net interest income, as deposit rates lagged behind increased rates on the loan side.

Mercantile continued to generate meaningful loan growth in 2023, while our asset quality measurements remained strong throughout the year. Nonperforming assets were less than 0.1%

of total assets as of December 31, 2023. Additionally, net loan losses were nominal during the year. The long-term strength of our loan portfolio is closely tied to our diligent approach to underwriting and credit administration.

We take the time to fully understand a client's situation and needs in the lending process.

In commercial lending, this means being fully immersed in the customer's industry, business history, goals and objectives, challenges and opportunities. This allows us to add value to the customers with whom we engage.

Overhead cost control remains a top priority. We regularly review our expense structure to identify opportunities to enhance operating efficiency while continuing to provide our clients with exceptional service and a wide array of market-leading products and services to meet their banking needs.

To better serve our clients, Mercantile added seven new Live ATMs in 2023,

bringing our total to 27 across 22 branches system wide.

We also made some capital improvements by refreshing four locations, as well as expanding our branch network with three new locations, extending our market presence in northern and central Michigan. All were completed with high-efficiency and environmentally conscious installation practices, such as building management systems, LED lighting and sensors, and low-flow water fixtures to reduce the usage of resources.

Another noteworthy accomplishment in 2023 was the formation of Mercantile Community Partners.



This entity focuses on tax credit investments across our markets, and deepens Mercantile's commitment to the communities we serve by concentrating on low-income housing developments and historic building rehabilitations.



Year end always provides a chance to reflect on the events of the past twelve months and frame the accomplishments in the context of our Company's past while looking ahead to the future. The successes of our company both financially and within our communities are only possible through the excellent work of the incredible Mercantile team.

The unique culture of our Company creates an environment for our employees to develop and thrive, while they work to assist those in our communities with their financial needs.

Mercantile's trusted advisor approach to banking once again allowed us to separate ourselves from the competition. We seek to add value in all our banking relationships, as is reflected by the pillars in our Mission, Vision and Values.

We believe that clients seek relationships with financial institutions that reflect the approach of the community bank model. Mercantile's brand of banking marries a robust breadth of product and service offerings with the unique ability to provide personalized service with local decision-making and inimitable responsiveness, that only a community bank can deliver.

While our products, services and the resources that back them are strong, the Mercantile experience enjoyed by our customers is only made possible by our stellar employees. Whether it is the personal bankers who customers visit in the branches, the lenders who work with clients on structuring credit packages for their businesses or the many individuals who work behind the scenes each day, the Mercantile team is the backbone of our Company. When I hear stories about how we helped customers reach their financial goals, address challenging situations or take advantage of new opportunities, it underscores the importance of Mercantile as a premier community banking organization and the significant impact we make on the many lives we touch.

Intentional engagement and learning opportunities provide team members with the skills necessary to perform their jobs effectively and to exceed our customers' expectations while fulfilling all the legal and compliance requirements of a financial institution. We conduct employee classes that discuss the history of Mercantile Bank and the pillars on which we

Unique Culture

stand, as expressed in the Mission, Vision and Values Statements. These classes target not only new employees, but also include team members who have been with the company a while so that these principles can be reinforced. Employee engagement surveys solicit feedback on what it is like working at our Company, providing opportunities to share ideas, concerns and challenges so measures can be implemented to further enhance the employee experience. Mentorships with senior leaders and opportunities to explore other departments or potential career paths are also available if that is a goal of an employee. In addition to internal training, we offer external opportunities to bolster the personal and professional development of our team members. A robust internship program where college and high school students can gain real-world experience with placement in specific departments during their summer breaks or throughout the school year is also available.

The ultimate goal of our internship program is that students interested in a variety of career paths be offered full-time positions at Mercantile upon conclusion of their study programs.

Our employees are passionate about the roles they play not only with clients but also within our communities. This past year, Mercantile once again made a significant impact throughout our footprint, with both financial support and the offering of time and talent to various organizations and causes.

Mercantile donated over $1 million to charitable and non-profit organizations.

The Giving Program at Mercantile is driven by our employees. The organizations with whom we choose to partner represent causes and issues about which our team members are passionate. Recipients consist of organizations with whom Mercantile has developed long-standing relationships over many years, as well as those that may be new and growing, or establishing their footing.

In 2023, Mercantile team members volunteered over 24,000 hours at non-profit organizations.

Community-Focused

This volunteer work takes the form of board and committee positions, project involvement, fundraising or participation at events. We are fully engaged with our partners, and realize that for our communities to thrive and their citizens to prosper, we must continue to support non-profit organizations whose missions are to help those in need.

Some of our most impactful work included financial education, mortgage down payments and other homeownership assistance.

Last year we provided over $150,000 in grants to first-time home buyers who identify as Black, Asian, Hispanic, Indian American or Alaskan Native and/or Pacific Islander.

We also facilitated 30 Neighborhood Impact Program grants totaling over $250,000 to help 30 families with deferred maintenance projects. Homeownership is a daunting and complicated prospect for many people, and financial institutions are one of the most significant resources that potential homeowners can turn to for knowledge and assistance. During the year, Mercantile team members led over 300 financial education courses reaching nearly 5,000 potential homeowners, as they navigated the aspects of purchasing and owning their first home.

Mercantile is consistently recognized for the outstanding work performed by our team members as evidenced by the following accolades:

WEST MICHIGAN'S BEST AND BRIGHTEST COMPANIES TO WORK FOR WINNER 2023

19 YEARS IN A ROW!

We also received West Michigan's Best and Brightest Companies To Work For® Elite Award for Employee Education and Development.

WEST MICHIGAN'S BEST AND BRIGHTEST COMPANIES TO WORK FOR 2023 ELITE WINNER

As a long-time supporter of the United Way in each of our markets, and for our work in 2023, we were awarded with the Top Campaign Recognition Award by the Heart of West Michigan United Way. Mercantile was also recognized as the Kent County Opportunity Award recipient by Habitat for Humanity. The Michigan Bankers Association presented Mercantile with its Financial Literacy Award as well as the Financial Innovator of the Year Award.

At Mercantile, we see ourselves as one team and the very act of working together allows us to reach far beyond what we could achieve individually.

Our ability to collaborate, both inside the organization and outside the company, is one of our strengths. In 2023, we hosted a regional event for Diversity,

Equity and Inclusion (DEI) professionals, providing a forum where these leaders could convene, reflect, build relationships, and share resources. We are focused on generating a positive impact on individuals, organizations and entire communities.

We continued our internal DEI programs during 2023 by holding six staff "Lead and Learn" programs, where guest speakers engaged employees on various aspects of DEI. Departmental teams also regularly include DEI topics on their agendas for staff meetings, where open communication is encouraged, and our employees tackle challenging topics on which more dialogue is needed in our communities. This approach enables us to celebrate diversity, appreciate different points of view, develop new ideas and put them into action.

Sustainability has always been the bedrock of Mercantile's strategic plan and is woven deeply into the fabric of how we do business.

Over the years, our team has continually expanded the ways we implement Company-wide digital efficiencies that positively impact people and the environment. Initiatives include utilizing

digital documents to eliminate paper, printing and mailing, and leveraging virtual collaboration platforms to reduce travel and strengthen relationships. By redirecting repetitive, manual tasks into data support systems so team members can be empowered to focus their efforts on career-enriching initiatives, we believe staying on the digital forefront is a best practice with a far-reaching positive impact.

Our Environmental, Social and Governance (ESG) Committee, comprised of Mercantile team members representing various departments within the Company, reports up through the Governance and Nominating Committee of the Board of Directors. The ESG Committee regularly reviews and implements best practices to ensure that our Company's strategic plan reflects the short-term and long-term objectives to position Mercantile as a leader when it comes to environmental, social and governance matters.

We are steadfastly focused on creating long-term value through meaningful relationships and management of risk.

When this is done right, these strategies

Relationship-Driven

are reflected in our bottom-line success for all our stakeholders. The history of our ability to grow our position in innovative ways, while remaining strong, secure and profitable, speaks to our commitment to uphold our values and leverage our talented and experienced team to ensure the company is sustainable and strong, far into the future.

To summarize, 2023 was a very successful year for our Company, and we appreciate the support of our clients, communities and shareholders, which allows us to continue our important work. Each day the Mercantile team is fully engaged, striving to fulfill our commitment to excellence as a trusted financial adviser for our clients and a reliable community partner in the markets we serve. We look forward to leveraging the great work done in 2023 to create new opportunities for success enjoyed by all our constituents in 2024.

In closing, this shareholder letter will be my last as President and Chief Executive Officer of Mercantile Bank Corporation, as I am retiring as of June 1. This will conclude a 40-year career in banking for me, with the last 26 at Mercantile, whose founding in 1997 I was blessed to be a part. Ray Reitsma, current Executive Vice President of Mercantile and President of the Bank, has been named by our Board of Directors as my successor. Ray is a strong leader, with a

tenure at Mercantile of over 20 years. He is a long-time banker in West Michigan with roots in commercial lending. I want to offer my sincere thanks to all my Mercantile colleagues, past and present, for their passion to help people and their hard work and dedication to make Mercantile Bank a trusted and valued financial services and community-focused partner. While I am eager for the next chapter for me and my family, I also look forward with anticipation to watching the Mercantile team strive for new successes as they carry forward the Mission, Vision and Values established at our beginning.

Robert B. Kaminski, Jr
President and
Chief Executive Officer
Mercantile Bank Corporation



CORPORATE BOARD OF *Directors*



DAVID CASSARD

*Retired
Real Estate Executive*



MICHAEL DAVENPORT

*President and
Chief Executive Officer
Jireh Metal Products, Inc.*



MICHELLE ELDRIDGE

*Principal
Clear Ridge Wealth Management*



ROBERT KAMINSKI

*President and
Chief Executive Officer*



MICHAEL PRICE

*Chairman of the Board
Retired Banking Executive*



DAVID RAMAKER

Retired Banking Executive



RAYMOND REITSMA

*Executive Vice President,
Chief Operating Officer and
President of Mercantile Bank*



AMY SPARKS

*Owner, President and
Chief Executive Officer
Nuvar, Inc.*

EXEMPLARY *Service*

In 2023, Director Jeff Gardner retired from the Corporate and Bank Boards after nine years of service. Mr. Gardner had been a long-term Director of First Bank and Keystone Community Bank prior to their merger. In 2024, Director David Cassard will retire from Mercantile's Corporate and Bank Boards after twenty-two years of service. Both men provided our management teams with invaluable guidance, counsel and support over their many years of affiliation with our Company. We wish them the best as they retire from service to Mercantile.

CORPORATE EXECUTIVE *Officers*



CHARLES CHRISTMAS

*Executive Vice President,
Chief Financial Officer
and Treasurer*



BRETT HOOVER

*Senior Vice President and
Human Resource Director
of Mercantile Bank*



ROBERT KAMINSKI

*President and
Chief Executive Officer*



RAYMOND REITSMA

*Executive Vice President,
Chief Operating Officer and
President of Mercantile Bank*



BOB WORTHINGTON

*Senior Vice President,
Chief Risk Officer,
General Counsel and Secretary*

Strong Leadership

MERCANTILE BANK *Strategic* PLANNING TEAM



SONALI ALLEN

*Senior Vice President,
Chief Compliance & Community
Development Officer*



MARK AUGUSTYN

*Executive Vice President,
Chief Commercial
Banking Officer*



CHARLES CHRISTMAS

*Executive Vice President,
Chief Financial Officer*



DOUG HOLTROP

*Executive Vice President,
Senior Commercial
Banking Officer*



BRETT HOOVER

*Executive Vice President,
Chief Human Resource Officer*



AMY KAM

*Vice President,
Executive Administrator*



ROBERT KAMINSKI

Chief Executive Officer



JUSTIN KARL

*Executive Vice President,
Senior Commercial
Banking Officer*



NICHOLE KLADDER

*First Vice President,
Chief Marketing Officer*



DERRICK KOOISTRA

*Senior Vice President,
Chief Information Officer*



DOUG OUELLETTE

*Senior Vice President
Chief Community
Banking Officer*



TARA RANDALL

*Executive Vice President,
Chief Experience Officer*



RAYMOND REITSMA

President



SCOTT SETLOCK

*Executive Vice President,
Chief Operating Officer*



SARAH SMITH

*First Vice President,
Engagement and
Learning Director*



MISTI STANTON

*Vice President,
Diversity, Equity and
Inclusion Officer*



BOB WORTHINGTON

*Senior Vice President,
Chief Risk Officer, and
General Counsel*

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
or
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________________ to __________________

Commission file number 000-26719

MERCANTILE BANK CORPORATION
(Exact name of registrant as specified in its charter)

Michigan	**38-3360865**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
310 Leonard Street NW, Grand Rapids, Michigan	**49504**
(Address of principal executive offices)	(Zip Code)

(616) 406-3000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	MBWM	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or emerging growth company (as defined in Rule 12b-2 of the Exchange Act).

Large accelerated filer ☐	Accelerated filer ☒	Emerging growth company ☐
Non-accelerated filer ☐	Smaller reporting company ☐	

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes Oxley Act (15 USC.7262(b)) by the registered public accounting firm that prepared or issued its audit report. Yes ☒ No ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. Yes ☐ No ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to Section 240.10D-1(b). Yes ☐ No ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate value of the common equity held by non-affiliates (persons other than directors and executive officers) of the registrant, computed by reference to the closing price of the common stock as of the last business day of the registrant's most recently completed second fiscal quarter, was approximately $428 million. As of February 29, 2024, there were issued and outstanding 16,116,622 shares of the registrant's common stock.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Company's proxy statement for the Annual Meeting of Shareholders to be held May 23, 2024 are incorporated by reference into Part III of this report. Such proxy statement will be filed with the Securities and Exchange Commission within 120 days of the registrant's fiscal year ended December 31, 2023. Additionally, portions of the Annual Report are incorporated by reference in this Form 10-K in response to Items within Part II.

PART I

Item 1.   Business.

The Company

Mercantile Bank Corporation is a registered bank holding company under the Bank Holding Company Act of 1956, as amended (the "Bank Holding Company Act"). Unless the text clearly suggests otherwise, references to "us," "we," "our," or "the company" include Mercantile Bank Corporation and its wholly-owned subsidiaries. As a bank holding company, we are subject to regulation by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"). We were organized on July 15, 1997, under the laws of the State of Michigan, primarily for the purpose of holding all of the stock of Mercantile Bank ("our bank"), and of such other subsidiaries as we may acquire or establish. Our bank commenced business on December 15, 1997. During the third quarter of 2013, we filed an election to become a financial holding company, which election became effective April 14, 2014. Mercantile Insurance Center, Inc. ("our insurance company"), a subsidiary of our bank, commenced operations during 2002 to offer insurance products. Mercantile Community Partners ("MCP"), our subsidiary, began operations during 2023 to invest in community development tax credit investments. Our expenses have generally been paid using cash dividends from our bank. Our principal source of future operating funds is expected to be dividends from our bank.

Our Bank

Our bank is a state banking company that operates under the laws of the State of Michigan, pursuant to a charter issued by the Michigan Department of Insurance and Financial Services. Our bank's deposits are insured to the maximum extent permitted by law by the Federal Deposit Insurance Corporation ("FDIC"). Our bank, through its 43 office locations, provides commercial banking services primarily to small- to medium-sized businesses and retail banking services. Our bank's main office is located in Grand Rapids, and our operations are centered around the West and Central portions of Michigan. We also have banking offices located in the metropolitan Detroit, Michigan area, Traverse City, Michigan, Saginaw, Michigan, and Midland, Michigan, as well as a residential mortgage loan production office in Petoskey, Michigan. Our bank makes secured and unsecured commercial, construction, mortgage and consumer loans, and accepts checking, savings and time deposits. Our bank owns 17 automated teller machines ("ATM") and 27 video banking machines at a majority of our office locations that participate in the ACCEL/EXCHANGE and PLUS regional network systems, as well as other ATM networks throughout the country. Our bank also enables customers to conduct certain loan and deposit transactions by personal computer and through mobile applications. Courier service is provided to certain commercial customers, and safe deposit boxes are available at a vast majority of our office locations. Our bank does not have trust powers.

Our Insurance Company

Our insurance company acquired an existing shelf insurance agency effective April 15, 2002. An Agency and Institution Agreement was entered into among our insurance company, our bank and Hub International for the purpose of providing programs of mass marketed personal lines of insurance. Insurance product offerings include private passenger automobile, homeowners, personal inland marine, boat owners, recreational vehicle, dwelling fire, umbrella policies, small business and life insurance products, all of which are provided by and written through companies that have appointed Hub International as their agent. To date, we have not provided the insurance products noted above and currently have no plans to do so.

Our Trusts

We have five business trusts that are wholly-owned subsidiaries of Mercantile Bank Corporation but are not consolidated. Each of the trusts was formed to issue preferred securities that were sold in private sales, as well as to sell common securities to Mercantile Bank Corporation. The proceeds from the preferred and common securities sales were used by the trusts to purchase floating rate notes issued by Mercantile Bank Corporation. The rates of interest, interest payment dates, call features and maturity dates of each floating rate note are identical to its respective preferred securities. The net proceeds from the issuance of the floating rate notes were used for a variety of purposes, including contributions to our bank as capital to provide support for asset growth and the funding of stock repurchase programs and certain acquisitions. The only significant assets of our trusts are the floating rate notes, and the only significant liabilities of our trusts are the preferred securities. The floating rate notes are categorized on our Consolidated Balance Sheets as subordinated debentures, and the interest expense is recorded on our Consolidated Statements of Income under interest expense on other borrowings.

Effect of Government Monetary Policies

Our earnings are affected by domestic economic conditions and the monetary and fiscal policies of the United States Government, its agencies, and the Federal Reserve Board. The Federal Reserve Board's monetary policies have had, and will likely continue to have, an important impact on the operating results of commercial banks through its power to implement national monetary policy in order to, among other things, curb inflation, maintain or encourage employment, and mitigate economic recessions. The policies of the Federal Reserve Board have a major effect upon the levels of bank loans, investments and deposits through its open market operations in United States Government securities, and through its regulation of, among other things, the discount rate on borrowings of member banks. It is not possible to predict the nature and impact of future changes in monetary and fiscal policies.

Regulation and Supervision

Banks and bank holding companies, like many other financial institutions, are regulated under a variety of federal and state statutes and the regulations that implement those statutes. These statutes include, among others, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), the Economic Growth, Regulatory Relief, and Consumer Protection Act ("EGRRCPA"), the Truth in Lending Act, the Truth in Savings Act, the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Expedited Funds Availability Act, the Community Reinvestment Act, the Real Estate Settlement Procedures Act, the USA PATRIOT Act, the FACT Act, the Gramm-Leach-Bliley Act, the Sarbanes Oxley Act, the Bank Secrecy Act, electronic funds transfer laws, redlining laws, predatory lending laws, antitrust laws, environmental laws, money laundering laws, privacy laws, state usury statutes, and statutes relating to fiduciaries. Our growth and earnings performance may be impacted by the statutes administered by, and the regulations and policies of, various governmental regulatory authorities. Those regulatory authorities include, but are not limited to, the Federal Reserve Board, the FDIC, the Michigan Department of Insurance and Financial Services, the Internal Revenue Service and state taxing authorities. The effect of such statutes, regulations and policies, and any changes thereto, may significantly impact our business which cannot necessarily be predicted.

As a registered bank holding company under the Bank Holding Company Act, we are required to file an annual report with the Federal Reserve Board and such additional information as the Federal Reserve Board may require. We are also subject to periodic examinations by the Federal Reserve Board.

The Bank Holding Company Act limits the activities of bank holding companies to banking and the management of banking organizations, and to certain permitted non-banking activities. The permitted non-banking activities generally include those limited activities that the Federal Reserve Board has determined, by order or regulation as of the day prior to enactment of the Gramm-Leach-Bliley Act, to be so closely related to banking as to be a proper incident to banking. These permitted non-banking activities include, among other things: operating a mortgage company, finance company, or factoring company; performing certain data processing operations; providing certain investment and financial advice; acting as an insurance agent for certain types of credit-related insurance; leasing property on a full-payout, nonoperating basis; and providing discount securities brokerage services for customers. Neither we nor any of our subsidiaries engage in any of the non-banking activities listed above.

On April 14, 2014, our election to become a financial holding company, as permitted by the Bank Holding Company Act, as amended by Title I of the Gramm-Leach-Bliley Act, was accepted and made effective by the Federal Reserve Board. In order to maintain our status as a financial holding company, we and our bank must satisfy statutory requirements regarding capitalization, management and compliance with the Community Reinvestment Act. As a financial holding company, we are permitted to engage in a broader range of activities under the Bank Holding Company Act that are permitted for bank holding companies. Those expanded activities include any activity which the Federal Reserve Board (in certain instances in consultation with the Department of the Treasury) determines, by order or by regulation, to be financial in nature or incidental to such financial activity, or to be complementary to a financial activity, and not to pose a substantial risk to the safety and soundness of depository institutions or the financial system generally. Such expanded activities that have been previously approved by the Federal Reserve Board include, among others: insuring, guaranteeing, or indemnifying against loss, harm, damage, illness, disability or death, or issuing annuities, and acting as principal, agent or broker for such purposes; providing financial, investment or economic advisory services, including advising a mutual fund; and underwriting, dealing in, or making a market in securities. While our insurance company is permitted to engage in the insurance agency activities described above by virtue of our financial holding company status, neither we nor any of our subsidiaries currently engage in these expanded activities.

Our bank is subject to restrictions imposed by federal and state laws and regulations. Among other things, these restrictions limit the transactions our bank conducts with us, our other subsidiaries or other affiliates, limit our securities borrowing or lending, derivatives, and repurchase transactions with us, our other subsidiaries or other affiliates, limit investments in stock or other securities that we issue, limit the taking of such stock or securities as collateral for loans to any borrower, and limit acquisitions of assets or services from, and sales of certain types of assets to, us, our other subsidiaries or other affiliates. Michigan banking laws place additional restrictions on various aspects of banking, including branching, payment of dividends, loan interest rates and capital and surplus requirements. Federal law restricts our ability to borrow from our bank by limiting the aggregate amount we may borrow and by requiring that all loans to us be secured in designated amounts by specified forms of collateral.

With respect to the acquisition of banking organizations, we are generally required to obtain the prior approval of the Federal Reserve Board before we can acquire all or substantially all of the assets of any bank, or acquire ownership or control of any voting shares of any bank or bank holding company, if, after the acquisition, we would own or control more than 5% of the voting shares of the bank or bank holding company. Acquisitions of banking organizations across state lines are subject to additional restrictions imposed by federal and state laws and regulations.

The scope of regulations and supervision of various aspects of our business have expanded as a result of the adoption in July, 2010 of the Dodd-Frank Act, and may continue to expand as the result of implementing regulations being adopted by federal regulators. However, on May 24, 2018, EGRRCPA amended certain provisions of the Dodd-Frank Act to tailor them to the specific circumstances of various categories of financial institutions and transactions. Many of the statutes and regulations under which we and our bank operate may change in the future, which may significantly impact our business.

Competition

We face substantial competition in all phases of our operations from a variety of different competitors. We compete for deposits, loans and other financial services with numerous Michigan-based and national and regional banks, savings banks, thrifts, credit unions and other financial institutions as well as with other entities that provide financial services. Some of the financial institutions and financial service organizations with whom we compete are not subject to the same degree of regulation as we are. Many of our primary competitors have been in business for many years, have established customer bases, are larger, have substantially higher lending limits than we do, and offer larger branch networks and other services which we do not. Most of these same entities have greater capital resources than we do, which, among other things, may allow them to price their services at levels more favorable to the customer and to provide larger credit facilities than we do. Under specified circumstances (that have been modified by the Dodd-Frank Act and EGRRCPA), securities firms and insurance companies that elect to become financial holding companies under the Bank Holding Company Act may acquire banks and other financial institutions. Federal and state banking law affects the competitive environment in which we conduct our business. The financial services industry is also likely to become more competitive as further technological advances enable more companies to provide financial services. We also face new competition as a result of expansion into new markets.

Human Capital

As of December 31, 2023, we employed 631 full-time and 34 part-time persons. Our human capital is the most valuable asset we have, and we believe embracing human diversity makes us a better financial institution. The collective sum of the individual differences, life experiences, knowledge, inventiveness, innovation, self-expression, unique capabilities and talent that our employees invest in their work represents a significant part of not only our culture, but our reputation and our achievements as well. We embrace and encourage our employees' differences in age, color, disability, ethnicity, family or marital status, gender identity or expression, language, national origin, physical and mental ability, political affiliation, race, religion, sexual orientation, socio-economic status, veteran status and other characteristics that make our employees unique.

Talent Acquisition. We hire people who are able to connect, listen and deliver the best solutions to our customers and communicate with integrity every time. We are devoted to attracting and retaining the best talent in the markets we serve and have implemented HireReach's evidence-based selection process with all branch new hires. The system utilizes a standardized, consistent process and relevant quantitative data to facilitate a multidimensional assessment of job candidates to create better matches between workers and jobs, decrease time-to-hire, reduce first-year turnover, increase workforce diversity and boost productivity. We believe in leading through example in our communities and are proud to be part of a cohort of 15 local companies that have adopted this evidence-based hiring process to help increase diversity in the workforce.

Employee Safety and Health. The prioritization of our people is reflected in the robust employee benefits and compensation packages offered to our staff, including health and wellness insurance plans and incentives, a 401(k) plan with matching contributions, dedicated internship programs for young professionals in finance and business, and employee stock ownership plan participation, as well as clothing, home office and fitness equipment interest-free loans. Approximately 85% of our eligible employees participate in our medical benefit plans which include a health savings account plan in which we pay the full monthly premiums. We offer our employees generous paid time off for vacations, holidays, sick time and bereavement, along with pay-it-forward initiatives and paid volunteer time. In addition, with obstacles in maintaining balance between work responsibilities and personal time, we have enabled staff to pursue a safe and healthy work-life balance by increasing paid time off benefits for our employees.

Diversity and Inclusion. We believe in respecting, recognizing and valuing the importance of Diversity, Equity and Inclusion ("DEI") as a natural part of our culture. Our exceptional team members are committed to maintaining an environment of personal growth and development. Our employees subscribe to a common goal: To make this financial institution the best it can possibly be. Diversity is an asset in the pursuit of this goal. Employees with dissimilar backgrounds, perspectives, opinions and lifestyles help us understand the motivations and desires of the communities we serve. We believe that each member of our workforce should be accorded the utmost respect and should be given equal opportunity and encouragement to achieve their full potential. Cooperation and teamwork are valued as much as individual growth and contribution. All employees are required to attend and complete foundational DEI training, and regular expanded learning opportunities are provided. Throughout 2023, live webinars were offered to our staff as well as recorded video access to a wide variety of DEI topics along with resources such as books, group discussions and supervisor support materials.

In further support of our inclusion efforts, we have a Diversity Council comprised of members representing diverse perspectives across departments and viewpoints. The Diversity Council is designed to bring together ideas and experiences from various backgrounds to nurture respect and an appreciation for differences among employees.

Climate Change

We define sustainability as the leveraging of combined abilities to ensure our ongoing impact on people and the environment, and our success is always focused on upholding long-lasting, positive results. From an efficient branch footprint to utilizing the latest technology, we are continuously focused on seeking new and better ways to be more productive with our time and energy while remaining good stewards of the resources with which we are entrusted. In each of our facilities, we follow LEED green certification guidelines wherever practical, evaluating all facilities for opportunities to incorporate energy efficient updates and space planning for new construction, renovations or expansion projects. All of our new construction and renovation projects include low-flow devices as well as LED lighting to enhance our efficiency of utility usage. Over the past five years, we have reduced our use of natural gas by 29% and electricity by 39%. All renovation and expansion projects involve the donation of former office furniture to non-profit organizations.

We continue to strive for the reduction of mail and paper usage through the promotion of customer eStatement adoption. The eStatement adoption rate continues to grow, and we were approaching 60% adoption at year-end 2023. Our online accounts payable system has also enabled us to significantly reduce paper and printing, and saves time. Every effort is made to recycle all paper, and we continue to offer community paper shredding events. Additionally, we have implemented recycling stations at all of our office locations to divert cardboard, plastic and metal items from landfills. Water bottle refill stations also aid to reduce plastic bottle usage.

Our Environmental, Social, and Governance ("ESG") Committee supports our ongoing commitment to environmental, health and safety, corporate social responsibility, corporate governance, sustainability, and other public policy matters relevant to our organization. The ESG Committee is a cross-functional management committee, led by the Chief Risk Officer, that assists us in: (1) setting general strategies relating to ESG matters; (2) developing, implementing, and monitoring initiatives and polices based on those strategies; (3) recommending communications with employees, investors, and shareholders with respect to ESG matters; and (4) monitoring and assessing developments relating to, and improving our understanding of, ESG matters. The committee met three times during 2023. Highlights for 2023 included establishing Mercantile Community Partners LLC to facilitate low-income housing tax credits, hiring a full-time Director of Learning to better develop our employees, engaging a new provider to improve our ESG data gathering and reporting, incorporating a member of our bank's Young Professional resource group as a member of the ESG Committee, and rolling out a new Green Mortgage Lending Program to support homeowners looking to make environmentally sustainable home improvements. Our bank also developed a Clawback Policy; an Insider Trading Policy; Corporate Governance Guidelines; an Anti-Bribery and Anti-Corruption Policy; and an Anti-Money Laundering, Bank Secrecy Act, Customer Identification and Due Diligence Programs Letter. These and our other policies (including our Vendor and Supplier Code of Conduct, Environmental Policy, Diversity, Equity and Inclusion Policy, Human Rights Policy, and Supplier Diversity Program Policy), are reviewed and approved by our Board of Directors at least annually and can be found on our website.

Lending Policy

As a routine part of our business, we make loans to businesses and individuals located within our market areas. Our lending policy states that the function of the lending operation is twofold: to provide a means for the investment of funds at a profitable rate of return with an acceptable degree of risk, and to meet the credit needs of the creditworthy businesses and individuals who are our customers. We recognize that in the normal business of lending, some losses on loans will be inevitable and should be considered a part of the normal cost of doing business.

Our lending policy anticipates that priorities in extending loans will be modified from time to time as interest rates, market conditions and competitive factors change. The policy sets forth guidelines on a nondiscriminatory basis for lending in accordance with applicable laws and regulations. The policy describes various criteria for granting loans, including the ability to pay; the character of the customer; evidence of financial responsibility; purpose of the loan; knowledge of collateral and its value; terms of repayment; source of repayment; payment history; and economic conditions.

The lending policy further limits the amount of funds that may be loaned against specified types of real estate collateral. For certain loans secured by real estate, the policy requires an appraisal of the property offered as collateral by a state certified independent appraiser. The policy also provides general guidelines for loan to value for other types of collateral, such as accounts receivable and machinery and equipment. In addition, the policy provides general guidelines as to environmental analysis, loans to employees, executive officers and directors, problem loan identification, maintenance of an allowance for credit losses, loan review and grading, mortgage and consumer lending, and other matters relating to our lending practices.

The Board of Directors has delegated significant lending authority to officers of our bank. The Board of Directors believes this empowerment, supported by our strong credit culture and the significant experience of our commercial lending staff, enables us to be responsive to our customers. The loan policy specifies lending authority for our lending officers with amounts based on the experience level and ability of each lender. Our loan officers and loan managers are generally able to approve loans ranging from $0.25 million to $2.5 million. We have established higher approval limits for our bank's Chief Lending Officer, President and Chief Executive Officer ranging from $4.0 million up to $10.0 million. These lending authorities, however, are typically used only in rare circumstances where timing is of the essence. Loan requests exceeding $5.0 million require approval by the Officers Loan Committee, and loan requests exceeding $15.0 million, up to the legal lending limit of $101.4 million, require approval by our bank's Board of Directors. We generally apply an in-house lending limit that is significantly less than our bank's legal lending limit.

Lending Activity

Commercial Loans. Our commercial lending group originates commercial loans primarily in our market areas. Our commercial lenders have extensive commercial lending experience, with most having at least ten years' experience. Loans are originated for general business purposes, including working capital, accounts receivable financing, machinery and equipment acquisition, and commercial real estate financing, including new construction and land development.

In most instances, commercial line of credit facilities have terms ranging from 12 to 24 months with floating rates tied to the Wall Street Journal Prime Rate or 30-Day Secured Overnight Funding Rate ("SOFR"). Commercial term debt secured by real estate are generally at a floating rate tied to the Wall Street Journal Prime Rate or 30-Day SOFR. Since the fourth quarter of 2020, a fixed rate option for commercial term debt loans secured by real estate is generally not offered for loans over $2.5 million; instead, customers are offered participation in our back-to-back interest rate swap program to achieve a desired fixed rate. For loans under $2.5 million, we offer a rate primarily equal to the commensurate cost of funds using Federal Home Loan Bank of Indianapolis ("FHLBI") advance rates as a proxy and a credit spread as indicated by the credit rating we assign. Commercial term debt secured by real estate generally balloon within five years, with payments based on amortizations ranging from 10 to 25 years. Commercial term debt secured by non-real estate collateral are generally at a floating rate tied to the Wall Street Journal Prime Rate or 30-Day SOFR, or a fixed rate primarily equal to the commensurate cost of funds using FHLBI advance rates as a proxy and a credit spread as indicated by the credit rating we assign, and generally mature and fully amortize within three to seven years.

We evaluate many aspects of a commercial loan transaction in order to minimize credit and interest rate risk. Underwriting includes an assessment of the management, products, markets, cash flow, capital, income and collateral of the borrowing entity. This analysis includes a review of the borrower's historical and projected financial results. Appraisals are generally required to be performed by certified independent appraisers where real estate is the primary collateral, and in some cases, where equipment is the primary collateral. In certain situations, for creditworthy customers, we may accept title reports instead of requiring lenders' policies of title insurance.

We have no material foreign loans, and only limited exposure to companies engaged in energy producing and agricultural-related activities.

Commercial Real Estate loans. Commercial real estate loans, consisting of non-owner occupied, owner occupied, multi-family and residential rental, and vacant land, land development, and residential construction totaled 50.2% and 49.7% of our total loans as of December 31, 2023 and 2022, respectively. We also adhere to the FDIC's commercial real estate lending concentration guidelines specified in the *Joint Guidance on Concentrations in Commercial Real Estate Lending, Sound Risk Management Practices*. Total commercial real estate loans (as defined in the guidance) represented 247% of total regulatory capital as of both December 31, 2023 and 2022, with both ratios being below the maximum guideline of 300%.

Commercial real estate lending involves more risk than residential lending because loan balances are typically greater and repayment is dependent upon the borrower's business operations. We attempt to minimize the risks associated with these transactions by generally limiting our commercial real estate lending to owner operated properties and to owners of non-owner occupied properties who have established profitable histories and satisfactory tenant structures. In many cases, risk is further reduced by requiring personal guarantees, limiting the amount of credit to any one borrower to an amount considerably less than our legal lending limit and avoiding certain types of commercial real estate financings.

Risks of repayment can arise from general downward shifts in the valuations of specific property types often driven by changes in demand and other economic factors, which could further influence cash flows associated with the borrower and/or the underlying property. To mitigate these risks, we actively monitor market conditions in the markets we originate loans. The majority of our commercial real estate portfolio is located within our primary geographic footprint within the state of Michigan. As of December 31, 2023 and 2022, 90.3% and 92.3% of our commercial real estate loans were for projects located within the state of Michigan. Loans made outside the state of Michigan are usually to customers located or headquartered within our footprint doing business in other states.

The following table presents the composition of the commercial real estate portion of the total loan portfolio as of December 31, 2023 and 2022:

(Dollars in thousands)	December 31, 2023		December 31, 2022	
	Balance	%	Balance	%
Real estate – owner occupied				
Industrial	$ 347,923	8.1%	$ 292,835	7.5%
Automotive	117,076	2.7	118,638	3.0
Office	72,498	1.7	67,379	1.7
Retail	46,202	1.1	37,960	1.0
Medical Office	34,641	0.8	30,627	0.8
Restaurants	30,482	0.7	25,946	0.7
Other	68,845	1.6	65,807	1.6
Subtotal	717,667	16.7	639,192	16.3
Real estate – non-owner occupied				
Office	271,448	6.3	324,227	8.3
Retail	256,338	6.0	230,796	5.9
Industrial	233,503	5.4	190,119	4.9
Assisted Living	131,426	3.1	103,514	2.6
Hotel	100,594	2.3	89,517	2.3
Other	42,375	1.0	41,041	1.0
Subtotal	1,035,684	24.1	979,214	25.0
Vacant land, land development, and residential construction	74,753	1.7	61,873	1.6
Real estate – multi-family and residential rental	332,609	7.7	266,468	6.8
Total	$ 2,160,713	50.2%	$ 1,946,747	49.7%

Single-Family Residential Real Estate Loans. We originate single-family residential real estate loans in our market areas, generally according to secondary market underwriting standards. Loans not conforming to those standards are made in certain circumstances. Single-family residential real estate loans provide borrowers with a fixed or adjustable interest rate with terms up to 30 years, with the fixed interest rate loans generally sold to various investors.

Consumer Loans. We originate various types of consumer loans, including new and used automobile and boat loans, credit cards and overdraft protection lines of credit for our checking account customers. Consumer loans generally have shorter terms and higher interest rates and usually involve more credit risk than single-family residential real estate loans because of the type and nature of the collateral. Our bank has a home equity line of credit program. Home equity lines of credit are generally secured by either a first or second mortgage on the borrower's primary residence. The program provides revolving credit at a rate tied to the Wall Street Journal Prime Rate.

We believe our consumer loans are underwritten carefully, with a strong emphasis on the amount of the down payment, credit quality, employment stability and monthly income of the borrower. These loans are generally repaid on a monthly repayment schedule with the source of repayment tied to the borrower's periodic income. In addition, consumer lending collections are dependent on the borrower's continuing financial stability, and are thus likely to be adversely affected by job loss, illness and personal bankruptcy. In many cases, repossessed collateral for a defaulted consumer loan will not provide an adequate source of repayment of the outstanding loan balance because of depreciation of the underlying collateral. We believe that the generally higher yields earned on consumer loans compensate for the increased credit risk associated with such loans, and that consumer loans are important to our efforts to serve the credit needs of the communities and customers that we serve.

Loan Portfolio Quality

We utilize a comprehensive grading system for our commercial loans, whereby all commercial loans are graded on a ten grade rating system. The rating system utilizes standardized grade paradigms that analyze several critical factors such as cash flow, operating performance, financial condition, collateral, industry condition and management. All commercial loans are graded at inception and reviewed at various intervals.

Our independent loan review program is primarily responsible for the administration of the grading system and ensuring adherence to established lending policies and procedures. The loan review program is an integral part of maintaining our strong asset quality culture. The loan review function works closely with senior management, although it functionally reports to the Board of Directors. Using a risk-based approach to selecting credits for review, our loan review program covered approximately 69% of total commercial loans outstanding during 2023. In addition, a random sampling of retail loans is reviewed each quarter. Our watch list credits are reviewed monthly by our Board of Directors and our Watch List Committee, the latter of which is comprised of senior level officers from the administration, lending and loan review functions.

Loans are placed in a nonaccrual status when, in our opinion, uncertainty exists as to the ultimate collection of all principal and interest. As of December 31, 2023, loans placed in nonaccrual status totaled $3.4 million, or 0.1% of total loans, compared to $7.7 million, or 0.2% of total loans, at December 31, 2022. We had no loans past due 90 days or more and still accruing interest at year-end 2023 or 2022.

Additional detail and information relative to the loan portfolio is incorporated by reference to Management's Discussion and Analysis of Financial Condition and Results of Operations ("Management's Discussion and Analysis") and Note 3 of the Notes to Consolidated Financial Statements in this Annual Report.

Allowance for Credit Losses

The allowance is maintained at a level we believe is adequate to absorb estimated credit losses identified and expected in the loan portfolio. Our evaluation of the adequacy of the allowance is an estimate based on past loan loss experience, the nature and volume of the loan portfolio, information about specific borrower situations and estimated collateral values, guidance from bank regulatory agencies, and assessments of the impact of current and anticipated economic conditions on the loan portfolio. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in our judgment, should be charged-off. Credit losses are charged against the allowance when we believe the uncollectibility of a loan is likely. The balance of the allowance represents our best estimate, but significant downturns in circumstances relating to loan quality or economic conditions could result in a requirement for an increased allowance in the future. Likewise, an upturn in loan quality or improved economic conditions may result in a decline in the required allowance in the future. In either instance, unanticipated changes could have a significant impact on the allowance and operating results. The allowance is increased through a provision charged to operating expense. Uncollectible loans are charged-off through the allowance, while recoveries of loans previously charged-off are added to the allowance.

Additional detail regarding the allowance is incorporated by reference to Management's Discussion and Analysis and Note 3 of the Notes to Consolidated Financial Statements included in this Annual Report.

Investments

Bank Holding Company Investments. The principal investments of our bank holding company are the investments in the common stock of our bank and the common securities of our trusts. Other funds of our bank holding company may be invested from time to time in various debt instruments.

Subject to the limitations of the Bank Holding Company Act, we are also permitted to make portfolio investments in equity securities and to make equity investments in subsidiaries engaged in a variety of non-banking activities, which include real estate-related activities such as community development, real estate appraisals, arranging equity financing for commercial real estate, and owning and operating real estate used substantially by our bank or acquired for its future use. MCP invests as a limited liability member in real estate entities engaged in community development. Our bank holding company has no plans at this time to make directly any other types of equity investments at the bank holding company level. Our Board of Directors may, however, alter the investment policy at any time without shareholder approval.

Our Bank's Investments. Our bank may invest its funds in a wide variety of debt instruments and may participate in the federal funds market with other depository institutions. Subject to certain exceptions, our bank is prohibited from investing in equity securities. Among the equity investments permitted for our bank under various conditions and subject in some instances to amount limitations, are shares of a subsidiary insurance agency, mortgage company, real estate company, or Michigan business and industrial development company, such as our insurance company. Under another such exception, in certain circumstances and with prior notice to or approval of the FDIC, our bank could invest up to 10% of its total assets in the equity securities of a subsidiary corporation engaged in the acquisition and development of real property for sale, or the improvement of real property by construction or rehabilitation of residential or commercial units for sale or lease. Our bank has no present plans to make such an investment. Real estate acquired by our bank in satisfaction of or foreclosure upon loans may be held by our bank for specified periods. Our bank is also permitted to invest in such real estate as is necessary for the convenient transaction of its business. Our bank's Board of Directors may alter our bank's investment policy without shareholder approval at any time.

Additional detail and information relative to the securities portfolio is incorporated by reference to Management's Discussion and Analysis and Note 2 of the Notes to Consolidated Financial Statements included in this Annual Report.

Available Information

We maintain an internet website at www.mercbank.com. We make available on or through our website, free of charge, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practical after we electronically file such material with, or furnish it to, the Securities and Exchange Commission. We do not intend the address of our website to be an active link or to otherwise incorporate the contents of our website into this Annual Report.

Item 1A.   Risk Factors.

The following risk factors could affect our business, financial condition or results of operations. These risk factors should be considered in connection with evaluating the forward-looking statements contained in this Annual Report because they could cause the actual results and conditions to differ materially from those projected in forward-looking statements. Before you buy our common stock, you should know that investing in our common stock involves risks, including the risks described below. The risks that are highlighted here are not the only ones we face. If the adverse matters referred to in any of the risks actually occur, our business, financial condition or operations could be adversely affected. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

<u>Risks Related to Our Business</u>

Changes in interest rates may reduce our net interest income, may result in higher defaults in a rising rate environment and may hurt our earnings and asset value.

Our earnings and cash flows are largely dependent upon our net interest income. Interest rates are highly sensitive to many factors that are beyond our control, including general economic conditions and policies of various governmental and regulatory agencies and, in particular, the Federal Reserve Board. From March 2022 through July 2023, in response to inflation, the Federal Open Market Committee ("FOMC") of the Federal Reserve significantly increased the target range for the federal funds rate by hundreds of basis points. Beginning in July 2023, those rates plateaued, however, they have not been reduced as some observers have predicted. Generally speaking, increases in the targeted federal funds rate positively impact our net interest income. In contrast, higher interest rates generally have a negative impact on both the housing market, by reducing refinancing activity and new home purchases, and the U.S. economy. In addition, inflationary pressures may increase our operational costs and could have a significant negative effect on our borrowers, especially our business borrowers, and the values of collateral securing loans which could negatively affect our financial performance.

We principally manage interest rate risk by managing the volume and mix of our earning assets and funding liabilities. Changes in monetary policy, including changes in interest rates, could influence not only the interest we receive on loans and investments and the amount of interest we pay on deposits and borrowings, but these changes could also affect: (1) our ability to originate and/or sell loans and obtain deposits; (2) the fair value of our financial assets and liabilities, which could negatively impact shareholders' equity, and our ability to realize gains from the sale of such assets; (3) our ability to obtain and retain deposits in competition with other available investment alternatives; (4) the ability of our borrowers to repay adjustable or variable rate loans; and (5) the average duration of our investment securities portfolio and other interest-earning assets. If the interest rates paid on deposits and borrowings increase at a faster rate than the interest received on loans and other investments, our net interest income, and therefore earnings, could be adversely affected. Earnings could also be adversely affected if the interest rates received on loans and other investments decline more rapidly than the interest rates paid on deposits and other borrowings. In a changing interest rate environment, we may not be able to manage this risk effectively. If we are unable to manage interest rate risk effectively, our business, financial condition and results of operations could be materially affected.

We are subject to liquidity risk.

Our banking operations require liquidity to meet our deposit and debt obligations as they come due. There are many potential factors that could reduce our access to liquidity sources, including rising interest rates, tightening fiscal policy, a downturn in the U.S. economy, difficult credit markets or adverse regulatory actions. Our access to deposits may also be affected by the liquidity needs of our depositors. A substantial majority of our liabilities are demand, savings, interest checking and money market deposits, which are payable on demand or upon several days' notice, while by comparison, a substantial portion of our assets are loans, which cannot be called or sold in the same time frame. We may not be able to replace maturing deposits and advances as necessary in the future, especially if a large number of our depositors sought to withdraw their accounts, regardless of the reason. Our access to deposits may be negatively impacted by, among other factors, periods of low interest rates or higher interest rates which could promote increased competition for deposits, including from new financial technology competitors, or provide customers with alternative investment options. Additionally, negative news about us or the banking industry in general could negatively impact market and/or customer perceptions of our company, which could lead to a loss of depositor confidence and an increase in deposit withdrawals, particularly among those with uninsured deposits. Furthermore, as we and other regional banking organizations experienced in 2023, the failure of other financial institutions may cause deposit outflows as customers spread deposits among several different banks so as to maximize their amount of FDIC insurance, move deposits to banks deemed "too big to fail" or remove deposits from the banking system entirely. As of December 31, 2023, approximately 49% of our deposits were uninsured, and we rely on these deposits for liquidity. A failure to maintain adequate liquidity could have a material adverse effect on our business, financial condition and results of operations.

Unfavorable global economic, geopolitical conflicts and other political conditions could adversely affect our business, financial condition or results of operations.

Our results of operations could be adversely affected by general conditions in the global economy, the global financial markets and global political conditions. The United States and global economies are facing high levels of inflation, higher interest rates and potential recession. Furthermore, a severe or prolonged economic downturn, including a recession or depression resulting from the Coronavirus Pandemic or political disruption, such as the Ukraine-Russia and Israel-Hamas wars or political conflict between China and Taiwan, could result in a variety of risks to our business, including weakened demand for our products and services as well as our ability to raise additional capital if needed on acceptable terms. A weak or declining economy or political disruption, including any international trade disputes, could also strain our manufacturers or suppliers, possibly resulting in supply disruptions, or cause our customers to delay making payments for our products and services. Any of the foregoing could seriously harm our business, and we cannot anticipate all of the ways in which the political or economic climate and financial market conditions could seriously harm our business.

Significant declines in the value of commercial real estate could adversely impact us.

Approximately 63% of our total commercial loans, or about 50% of our total loans, relate to commercial real estate. Stressed economic conditions may reduce the value of commercial real estate and strain the financial conditions of our commercial real estate borrowers, especially in the land development and non-owner occupied commercial real estate segments of our loan portfolio. Those difficulties could adversely affect us and could produce losses and other adverse effects on our business.

Market volatility may adversely affect us.

The capital and credit markets may experience volatility and disruption. In some cases, the markets have produced downward pressure on stock prices and credit availability for certain issuers without apparent regard to those issuers' underlying financial strength. Future levels of market disruption and volatility may have an adverse effect, which may be material, on our ability to access capital and on our business, financial condition and results of operations.

Our future success is dependent on our ability to compete effectively in the highly competitive banking industry.

We face substantial competition in all phases of our operations from a variety of different competitors. Our future growth and success will depend on our ability to compete effectively in this highly competitive environment. We compete for deposits, loans and other financial services with numerous Michigan-based and national and regional banks, thrifts, credit unions and other financial institutions as well as other entities that provide financial services, including securities firms and mutual funds. Some of the financial institutions and financial service organizations with which we compete are not subject to the same degree of regulation as we are. Many of our competitors have been in business for many years, have established customer bases, are larger, have substantially higher lending limits than we do and offer larger branch networks and other services which we do not, including trust and international banking services. Most of these entities have greater capital and other resources than we do, which, among other things, may allow them to price their services at levels more favorable to the customer and to provide larger credit facilities than we do. This competition may limit our growth or earnings. Under specified circumstances (that have been modified by the Dodd-Frank Act and EGRRCPA), securities firms and insurance companies that elect to become financial holding companies under the Bank Holding Company Act may acquire banks and other financial institutions. Federal banking law affects the competitive environment in which we conduct our business. The financial services industry is also likely to become more competitive as further technological advances enable more companies to provide financial services. These technological advances may diminish the importance of depository institutions and other financial intermediaries in the transfer of funds between parties.

Our risk management systems may fall short of their intended objectives.

We seek to monitor and control our risk exposure through a risk and control framework encompassing a variety of separate but complementary financial, credit, operational, compliance and legal reporting systems, internal controls, management review processes and other mechanisms. Our risk management process seeks to balance our ability to profit from investing or lending positions with our exposure to potential losses. While we employ a broad and diversified set of risk monitoring and risk mitigation techniques, those techniques and the judgments that accompany their application cannot anticipate every economic and financial outcome or the specifics and timing of such outcomes. Thus, we may, in the course of our activities, incur losses.

We may not be able to successfully adapt to evolving industry standards and market pressures.

Our success depends, in part, on our ability to adapt products and services to evolving industry standards. There is increasing pressure to provide products and services at lower prices. This can reduce net interest income and noninterest income from fee-based products and services. In addition, the widespread adoption of new technologies could require us to make substantial capital expenditures to modify or adapt existing products and services or develop new products and services. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition, or results of operations may be adversely affected.

Global pandemics may impact our business, financial condition and results of operations, the scope and duration of which would be highly uncertain and dependent on factors that are outside of our control.

For nearly the past four years, the Coronavirus Pandemic and efforts to control its spread and economic effect have significantly impacted the movement of people, goods and services worldwide, including in most of or all of the regions in which we offer our services and conduct our business operations. Global pandemics create significant volatility, uncertainty and economic disruption to the global economy and may further impact our business, financial condition and results of operations. The pandemic has resulted in, and may continue to or at a later time result in, a global slowdown of economic activity, including travel restrictions, prohibitions of non-essential activities in some cases, disruption and shutdown of businesses and greater uncertainty in global financial markets.

Overall, the Coronavirus Pandemic has caused a sustained global economic slowdown of varying durations across different industries, and it is possible that it could still cause a global recession. Deteriorating economic and political conditions caused by the Coronavirus Pandemic, such as widespread inflation, increased unemployment, decreased capital spending, declines in consumer confidence and economic slowdowns or recessions, have caused and could continue to cause a decrease in demand for our products and services. The severity, magnitude and duration of the secondary impacts from the Coronavirus Pandemic are hard to predict. Any negative impact on our business, financial condition, results of operations and cash flows cannot be reasonably estimated at this time, but the Coronavirus Pandemic could lead to extended disruption of economic activity and the impact on our business, financial condition, results of operations and cash flows could be material. The risks we may face include, but are not limited to, the following:

- o Increased loan losses or other impairments in our loan portfolios and increases in our allowance for credit losses,
- o Collateral for loans, especially real estate, may decline in value, which could cause an increase in loan losses,
- o Limitations may be placed on our ability to foreclose on properties we hold as collateral,
- o Our allowance for credit losses may have to be increased if borrowers experience financial difficulties beyond forbearance periods, which would adversely affect our net income,
- o The net worth and liquidity of loan guarantors may decline, impairing their ability to honor commitments to us,
- o FDIC premiums may increase if the agency experiences additional resolution costs,
- o Litigation arising from our participation in the Small Business Administration's Paycheck Protection Program,
- o Unanticipated unavailability of employees,
- o Prolonged inflation and monetary policy designed to combat inflation may inhibit growth,
- o A triggering event leading to impairment testing on our goodwill, which could result in an impairment charge, and
- o A prolonged weakness in economic conditions resulting in a reduction of future projected earnings could necessitate a valuation allowance against our current outstanding deferred tax assets.

Our inability to execute or integrate potential future acquisitions successfully could impede us from realizing all of the benefits of the acquisitions, which could weaken our operations.

In addition to pursuing organic growth, we may also pursue strategic acquisition opportunities that we believe will fit our core philosophy and culture, enhance our profitability and provide appropriate risk-adjusted returns. These acquisition opportunities could be material to our business and involve a number of risks, including the following:

- ° intense competition from other banking organizations and other acquirers for potential merger candidates drives market pricing;
- ° time and expense associated with identifying and evaluating potential acquisitions and negotiating potential transactions may divert human and capital resources without producing the desired returns;
- ° estimates and judgments used to evaluate credit, operations, management and market risks with respect to the target institution or assets are inherently complex and may be inaccurate;
- ° potential exposure to unknown or contingent liabilities of targets; and
- ° regulatory time frames for review of applications may limit the number and frequency of transactions we may be able to consummate.

If we are unable to successfully integrate potential future acquisitions, we could be impeded from realizing all of the benefits of those acquisitions and could weaken our business operations. The integration process may disrupt our business and, if implemented ineffectively, may preclude realization of the full benefits expected by us and could harm our results of operations. In addition, the overall integration of the combining companies may result in unanticipated problems, expenses, liabilities and competitive responses, and may cause our stock price to decline. The difficulties of integrating an acquisition include, among others:

° unanticipated issues in integration of information, communications and other systems;
° unanticipated incompatibility of logistics, marketing and administrative methods;
° maintaining employee morale and retaining key employees;
° integrating the business cultures of both companies;
° preserving important strategic client relationships;
° coordinating geographically diverse organizations; and
° consolidating corporate and administrative infrastructures and eliminating duplicative operations.

Finally, even if the operations of an acquisition are integrated successfully, we may not realize the full benefits of the acquisition, including the synergies, cost savings or growth opportunities we expect. These benefits may not be achieved within the anticipated time frame as well.

Our inability to overcome these risks could have an adverse effect on our ability to implement our business strategy, which, in turn, could have an adverse effect on our business, financial condition and results of operations.

The soundness of other financial institutions could adversely affect us.

Our ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services institutions are interrelated as a result of trading, clearing, counterparty or other relationships. We have exposure to many different industries and counterparties, and we routinely execute transactions with counterparties in the financial industry. As a result, defaults by, or even rumors or questions about, one or more financial services institutions, or the financial services industry generally, have led to market-wide liquidity problems and could lead to losses or defaults by us or by other institutions. Even routine funding transactions expose us to credit risk in the event of default of our counterparty or client. In addition, our credit risk may be exacerbated when the collateral held by us cannot be realized upon or is liquidated at prices not sufficient to recover the full amount of the financial instrument exposure due us. There is no assurance that any such losses would not materially and adversely affect our results of operations.

Our credit losses could increase and our allowance may not be adequate to cover actual loan losses.

The risk of nonpayment of loans is inherent in all lending activities, and nonpayment, when it occurs, may have a materially adverse effect on our earnings and overall financial condition as well as the value of our common stock. Our focus on commercial lending may result in a larger concentration of loans to small businesses. As a result, we may assume different or greater lending risks than other banks. We make various assumptions and judgments about the collectability of our loan portfolio and provide an allowance for credit losses based on several factors. If our assumptions are wrong, our allowance may not be sufficient to cover our losses, which would have an adverse effect on our operating results. The actual amounts of future provisions for credit losses cannot be determined at this time and may exceed the amounts of past provisions. Additions to our allowance decrease our net income.

We rely heavily on our management and other key personnel, and the loss of any of them may adversely affect our operations.

We are and will continue to be dependent upon the services of our management team, including our executive officers and our other senior managers. The unanticipated loss of our executive officers, or any of our other senior managers, could have an adverse effect on our growth and performance.

In addition, we continue to depend on our key commercial loan officers. Several of our commercial loan officers are responsible, or share responsibility, for generating and managing a significant portion of our commercial loan portfolio. Our success can be attributed in large part to the relationships these officers as well as members of our management team have developed and are able to maintain with our customers as we continue to implement our community banking philosophy. The loss of any of these commercial loan officers could adversely affect our loan portfolio and performance, and our ability to generate new loans. Many of our key employees have signed agreements with us agreeing not to compete with us in one or more of our markets for specified time periods if they leave employment with us. However, we may not be able to effectively enforce such agreements.

Some of the other financial institutions in our markets also require their key employees to sign agreements that preclude or limit their ability to leave their employment and compete with them or solicit their customers. These agreements make it more difficult for us to hire loan officers with experience in our markets who can immediately solicit their former or new customers on our behalf.

Direct and indirect effects of climate change may adversely affect us.

Climate change presents immediate and long-term risks to us and to our customers and communities, with risks expected to increase over time. Climate change refers to risk of life and property damage occurring due to naturally occurring events induced by human behavior and can manifest in the form of physical risk and indirect risk. Physical risk refers to results of severe weather, such as floods, hurricanes, rising sea levels, fires and water availability. Indirect risk refers to how changes in regulation, conscious consumer choices, competition for sustainable products, and reduced demand for goods or services that produce significant green-house gas emissions may impact the results and operations of a company. Physical effects of climate change to our offices, branches or personnel could have an immediate adverse effect on our operations and financial condition, whereas indirect consequences may result in increased expenditures to comply with climate-related regulations.

Similarly, physical effects could have a severe impact on the business and operations of our customers and vendors. Furthermore, consumer choices and shareholder demands could require our customers to invest more in cleaner energy manufacturing and procurement and to compete with innovative new products that generate lower emissions, which may or may not be successful. If our customers are not able to keep up with evolving climate change effects, it could ultimately have an adverse effect on our business and results of operations. Lastly, like other financial institutions, we also run a reputational risk of financing businesses that are responsible for significant green-house gas emissions or are related to carbon-based energy sources. While our risk management framework monitors various types of risks and applies risk mitigation techniques including for environmental risks, and while we have been conscious of our own carbon footprint and have established an ESG Committee, introduction of new climate-related legislation and related compliance costs as well as the unpredictable effects of climate change on us or our customers could have a negative impact on our business, financial condition and results of operations, even if temporary in nature.

Failure to meet ESG expectations or standards, or achieve our ESG goals, could adversely affect our business, results of operations, financial condition or stock price.

There has been an increased focus from regulators and stockholders on ESG matters, including greenhouse gas emissions, sustainability and climate-related risks; diversity, equity and inclusion; responsible sourcing and supply chain; human rights and social responsibility; and corporate governance and oversight. Given our commitment to ESG, we actively manage these issues and have established and publicly announced certain goals, commitments and targets which we may refine or even expand further in the future. These goals, commitments and targets reflect our current plans and aspirations and are not guarantees that we will be able to achieve them. Evolving stakeholder expectations and our efforts and ability to manage these issues, provide updates on them and accomplish our goals, commitments and targets present numerous operational, regulatory, reputational, financial, legal and other risks, any of which may be outside of our control or could have a material adverse impact on our business, including on our reputation and stock price. Further, there is uncertainty around the accounting standards and climate-related disclosures associated with emerging laws and reporting requirements and the related costs to comply with the emerging regulations.

Our failure or perceived failure to achieve our ESG goals, maintain ESG practices or comply with emerging ESG regulations that meet evolving regulatory or stakeholder expectations could harm our reputation, adversely impact our ability to attract and retain customers and talent and expose us to increased scrutiny from the investment community and enforcement authorities. Our reputation also may be harmed by the perceptions that our stakeholders have about our action or inaction on ESG-related issues. Damage to our reputation and loss of brand equity may reduce demand for our products and services and thus have an adverse effect on our future financial results, as well as require additional resources to rebuild our reputation and could also reduce our stock price.

Changes in SOFR could adversely affect the amount of interest that accrues on SOFR-linked instruments.

Effective January 1, 2022, we replaced the 30-Day Libor Rate with the CME Term SOFR Rate for all new floating rate commercial loan commitments. On or about June 30, 2023, all commercial loans tied to the 30-Day Libor Rate converted to an equivalent fallback SOFR Rate. Because SOFR is published by the Federal Reserve Bank of New York ("FRBNY") based on data received from other sources, we have no control over its determination, calculation or publication. There can be no assurance that SOFR will not be discontinued or fundamentally altered in a manner that is materially adverse to the interests of investors in SOFR-linked instruments. If the manner in which SOFR is calculated is changed, that change may result in a change in the amount of interest that accrues on the SOFR-linked instruments. In addition, the interest rate on SOFR-linked instruments may for any day not be adjusted for any modification or amendments to SOFR for that day that the FRBNY may publish if the interest rate for that day has already been determined prior to such determination. There is no assurance that changes in SOFR could not have a material adverse effect on the yield on, value of, and market for SOFR-linked instruments, which could have a material adverse effect on our business.

Further, SOFR is a relatively new interest rate, and the FRBNY or any successor, as administrator of SOFR, may make methodological or other changes that could change the value of SOFR, including changes related to the methodology by which SOFR is calculated, eligibility criteria applicable to the transactions used to calculate SOFR or timing related to the publication of SOFR. If the manner in which SOFR is calculated is changed, the change may result in a reduction of the amount of interest payable on loans we have made to customers, which could have a material adverse effect on our business. The administrator of SOFR may withdraw, modify, suspend or discontinue the calculation or dissemination of SOFR in its sole discretion and without notice, and has no obligation to consider the interests of investors in calculating, withdrawing, modifying, amending, suspending or discontinuing SOFR.

Our accounting policies and methods are the basis for how we prepare our consolidated financial statements, and they require management to make estimates about matters that are inherently uncertain.

Accounting policies and processes are fundamental to how we record and report our financial condition and results of operations. We must exercise judgment in selecting and applying many of these accounting policies and processes so they comply with U.S. GAAP. In some cases, we must select the accounting policy or method to apply from two or more alternatives, any of which may be reasonable under the circumstances, yet may result in our reporting materially different results than would have been reported under a different alternative.

We have identified certain accounting policies as being critical because they require us to make difficult, subjective or complex judgments about matters that are uncertain. Materially different amounts could be reported under different conditions or using different assumptions or estimates. We have established detailed policies and control procedures that are intended to ensure these critical accounting estimates and judgments are well controlled and applied consistently. In addition, the policies and procedures are intended to ensure that the process for changing methodologies occurs in an appropriate manner. Because of the uncertainty surrounding management's judgments and the estimates pertaining to these matters, we cannot guarantee that we will not be required to adjust accounting policies or restate prior period financial statements. For additional information, see "Critical Accounting Estimates" beginning on page F-3 of this Annual Report and "Note 1 – Summary of Significant Accounting Policies" beginning on page F-40 of this Annual Report.

We continually encounter technological change, and we may have fewer resources than our competitors to continue to invest in technological improvements.

The banking industry is undergoing technological changes with frequent introductions of new technology-driven products and services, such as those related to artificial intelligence, automation and algorithms. In addition to better serving customers, the effective use of technology increases efficiency and enables financial institutions to reduce costs. Our future success will depend, in part, on our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands for convenience as well as create additional efficiencies in our operations. Many of our competitors have substantially greater resources to invest in technological improvements than we do. There can be no assurance that we will be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to our customers. In addition, our implementation of certain new technologies, such as those related to artificial intelligence, automation and algorithms, in our business processes may have unintended consequences due to their limitations or our failure to use them effectively. Failure to successfully manage technological changes could have a material adverse effect on our business, financial condition and results of operations.

Damage to our reputation could materially harm our business.

Our relationship with many of our clients is predicated upon our reputation as a fiduciary and a service provider that adheres to the highest standards of ethics, service quality and regulatory compliance. Adverse publicity, regulatory actions, litigation, operational failures, the failure to meet client expectations and other issues with respect to one or more of our businesses could materially and adversely affect our reputation, our ability to attract and retain clients or our sources of funding for the same or other businesses. Preserving and enhancing our reputation also depends on maintaining systems and procedures that address known risks and regulatory requirements, as well as our ability to identify and mitigate additional risks that arise due to changes in our businesses and the marketplaces in which we operate, the regulatory environment and client expectations. If any of these developments has a material effect on our reputation, our business will suffer.

Our business is subject to operational risks.

We, like most financial institutions, are exposed to many types of operational risks, including the risk of fraud by employees or outsiders, unauthorized transactions by employees or operational errors. To date, we have not experienced a significant compromise, significant data loss or any material financial losses related to cybersecurity attacks, but our systems and those of our customers and third-party service providers are under constant threat, and it is possible that we could experience a significant event in the future. Operational errors may include clerical or record keeping errors or those resulting from faulty or disabled computer or telecommunications systems. Given our volume of transactions, certain errors may be repeated or compounded before they are discovered and successfully corrected. Our necessary dependence upon automated systems to record and process our transaction volume may further increase the risk that technical system flaws or employee tampering or manipulation of those systems will result in losses that are difficult to detect.

We may also be subject to disruptions of our operating systems arising from events that are wholly or partially beyond our control, including, for example, computer viruses or electrical or telecommunications outages, which may give rise to losses in service to customers and to loss or liability to us. We are further exposed to the risk that our external vendors may be unable to fulfill their contractual obligations to us, or will be subject to the same risk of fraud or operational errors by their respective employees as are we, and to the risk that our or our vendors' business continuity and data security systems prove not to be adequate. We also face the risk that the design of our controls and procedures proves inadequate or is circumvented, causing delays in detection or errors in information. Although we maintain a system of controls designed to keep operational risks at appropriate levels, there can be no assurance that we will not suffer losses from operational risks in the future that may be material in amount.

We face the risk of cyber-attack to our computer systems.

In the ordinary course of business, we collect and store sensitive data, including proprietary business information and personally identifiable information of our customers and employees in systems and on networks. The secure processing, maintenance and use of this information is critical to our operations. To date, we have not experienced a significant compromise, significant data loss or any material financial losses related to cybersecurity attacks, but our systems and those of our customers and third-party service providers are under constant threat, and it is possible that we could experience a significant event in the future. Cybersecurity threats include unauthorized access, loss or destruction of data (including confidential client information), account takeovers, unavailability of service, computer viruses or other malicious code, cyber-attacks and other events. Remote working of employees introduces additional potential cybersecurity risks due to the use of home networks, video conferencing and other remote work technologies over which we do not have as much control as our internal systems.

Cyber threats may derive from human error, fraud or malice on the part of employees or third parties, or may result from accidental technological failure. We cannot assure that such breaches, failures or interruptions will not occur or, if they do occur, that they will be adequately addressed by us or the third parties on which we rely. We may not be insured against all types of losses as a result of third-party failures, and insurance coverage may be inadequate to cover all losses resulting from breaches, systems failures or other disruptions. If one or more of these events occurs, it could result in the disclosure of confidential client information, damage to our reputation with our clients and the market, additional costs to us (such as repairing systems or adding new personnel or protection technologies), regulatory penalties and financial losses, to both us and our clients and customers. Such events could also cause interruptions or malfunctions in our operations (such as the lack of availability of our online banking system), as well as the operations of our clients, customers or other third parties. Risks and exposures related to cybersecurity attacks are expected to remain high for the foreseeable future due to the rapidly evolving nature and sophistication of these threats, as well as due to the expanding use of internet banking, mobile banking and other technology-based products and services by us and our customers. Although we maintain safeguards to protect against these risks, there can be no assurance that we will not suffer losses in the future that may be material in amount.

As a bank, we are susceptible to fraudulent activity that may be committed against us or our customers which may result in financial losses or increased costs to us or our customers, disclosure or misuse of our information or our customers' information, misappropriation of assets, privacy breaches against our customers, litigation or damage to our reputation. Such fraudulent activity may take many forms, including check fraud, electronic fraud, wire fraud, phishing, social engineering and other dishonest acts. Nationally, reported incidents of fraud and other financial crimes have increased.

Cybersecurity risks and disclosures are increasingly regulated by various government agencies, including federal and state bank regulatory agencies and the Securities and Exchange Commission. Failure to observe such guidance may result in supervisory identification of unsafe or unsound practices or other deficiencies in risk management or other areas that do not constitute violations of law or regulation.

We are subject to significant government regulation, and any regulatory changes may adversely affect us.

The banking industry is subject to extensive regulation, supervision and legal requirements under both federal and state law that govern almost all aspects of our operations. These regulations are primarily intended to protect customers, the federal deposit insurance fund, and the stability of the U.S. financial system, not our creditors or shareholders. Existing state and federal banking laws subject us to substantial limitations with respect to our activities, including the making of loans, the purchase of securities, the payment of dividends and many other aspects of our business. Some of these laws may benefit us, others may increase our costs of doing business, or otherwise adversely affect us and create competitive advantages for others. Regulations affecting banks and financial services companies undergo continuous change, which may be accelerated by changes in the administration of federal and state governments, and we cannot predict the ultimate effect of these changes, which could have a material adverse effect on our profitability or financial condition. Federal economic and monetary policy may also affect our ability to attract deposits, make loans and achieve satisfactory interest spreads. The implementation, amendment or repeal of federal financial services laws or regulations may limit our business opportunities, impose additional costs on us, impact our revenues or the value of our assets, or otherwise adversely affect our business, financial condition or results of operations.

Minimum capital requirements may adversely affect our ability (and that of our bank) to pay cash dividends, reduce our profitability, or otherwise adversely affect our business, financial condition or results of operations.

We are subject to extensive capital regulations imposed by federal and state banking regulations. These regulations, among other things, establish minimum requirements to qualify as a "well-capitalized" institution. If our bank were to fail to maintain its status of "well-capitalized" under the applicable regulatory capital regulations, we may lose our status as a financial holding company and be subjected to a consent agreement requiring us to bring our bank back to a "well-capitalized" status. Such an agreement may impose restrictions on our activities. If we were to fail to enter into such an agreement, or fail to comply with the terms of such agreement, the Federal Reserve may impose more severe restrictions on our activities, including requiring us to cease and desist activities permitted under the Bank Holding Company Act of 1956. The regulatory environment is constantly evolving, with requirements frequently being introduced or amended. It is possible that increases in regulatory capital requirements and changes in how regulatory capital is calculated could require us to increase our capital levels by issuing additional securities that qualify as regulatory capital, thus potentially diluting our existing shareholders, or by taking other actions, such as selling assets, in order to maintain required capital ratios. We may be unable to sell some of our assets, or we may have to sell assets at a discount from market value, either of which could adversely affect our results of operations, cash flow and financial condition.

Risks Related to Our Stock

Issuance of debt securities or sales of our common stock or other securities may dilute the value of our common stock.

We have issued both trust preferred securities and subordinated notes. In the event of our liquidation, the holders of our debt securities would receive a distribution of our available assets before distributions are made to holders of our common stock. In many situations, our Board of Directors has the authority, without any vote of our shareholders, to issue shares of our authorized but unissued preferred or common stock, including shares authorized and unissued under our equity incentive plans. In the future, we may issue additional debt or equity securities, through public or private offerings, in order to raise additional capital. Any such issuance of equity securities would dilute the percentage of ownership interest of existing shareholders and may dilute the per share book value of the common stock. In addition, option holders under our stock-based incentive plans may exercise their options at a time when we would otherwise be able to obtain additional equity capital on more favorable terms.

Regulatory Risks

We may need to raise additional capital in the future, and such capital may not be available when needed or at all.

We may need or want to raise additional capital in the future by issuing debt or equity securities to provide us with sufficient capital resources and liquidity to meet our commitments and business needs, particularly if our asset quality or earnings were to deteriorate significantly. Our ability to raise additional capital will depend on, among other things, conditions in the capital markets at that time, which are outside of our control, and our financial performance. Economic conditions and any loss of confidence in financial institutions generally may increase our cost of funding and limit access to certain customary sources of capital.

There can be no assurance that capital will be available on acceptable terms or at all. Any occurrence that may limit our access to the capital markets, such as a decrease in our credit rating or a decline in the confidence of equity or debt purchasers, or counterparties participating in the capital markets, may adversely affect our capital costs and our ability to raise capital and, potentially, our liquidity. Also, if we need to raise capital in the future, we may have to do so when many other financial institutions are also seeking to raise capital and would have to compete with those institutions for investors. An inability to raise additional capital on acceptable terms when needed could have a materially adverse effect on our business, financial condition and results of operations.

Our Articles of Incorporation and By-laws and the laws of the State of Michigan contain provisions that may discourage or prevent a takeover of our company and reduce any takeover premium.

Our Articles of Incorporation and By-laws, and the corporate laws of the State of Michigan, include provisions which are designed to provide our Board of Directors with time to consider whether a hostile takeover offer is in our and our shareholders' best interest. These provisions, however, could discourage potential acquisition proposals and could delay or prevent a change in control. The provisions also could diminish the opportunities for a holder of our common stock to participate in tender offers, including tender offers at a price above the then-current market price for our common stock. These provisions could also prevent transactions in which our shareholders might otherwise receive a premium for their shares over then-current market prices, and may limit the ability of our shareholders to approve transactions that they may deem to be in their best interest.

The Michigan Business Corporation Act contains provisions intended to protect shareholders and prohibit or discourage various types of hostile takeover activities. In addition to these provisions and the provisions of our Articles of Incorporation and By-laws, federal law requires the Federal Reserve Board's approval prior to acquiring "control" of a bank holding company. All of these provisions may delay or prevent a change in control without action by our shareholders and could adversely affect the price of our common stock.

There is a limited trading market for our common stock.

The price of our common stock has been, and will likely continue to be, subject to fluctuations based on, among other things, economic and market conditions for bank holding companies and the stock market in general, as well as changes in investor perceptions of our company. The issuance of new shares of our common stock also may affect the market for our common stock.

Our common stock is traded on the Nasdaq Global Select Market under the symbol "MBWM." The development and maintenance of an active public trading market depends upon the existence of willing buyers and sellers, the presence of which is beyond our control. While we are a publicly-traded company, the volume of trading activity in our stock is still relatively limited. Even if a more active market develops, there can be no assurance that such a market will continue, or that our shareholders will be able to sell their shares at or above the price at which they acquired shares.

The value of securities in our investment securities portfolio may be negatively affected by disruptions in securities markets.

Prices and volumes of transactions in the nation's securities markets can be affected suddenly by economic crises, or by other national or international crises, such as national disasters, acts of war or terrorism, changes in commodities markets, or instability in foreign governments. Disruptions in securities markets may detrimentally affect the value of securities that we hold in our investment portfolio, such as through reduced valuations due to the perception of heightened credit and liquidity risks. There can be no assurance that declines in market value associated with these disruptions will not result in a loss in principal value of these assets, which would lead to accounting charges that could have a material adverse effect on our net income and capital levels.

Item 1B.   Unresolved Staff Comments

We have received no written comments regarding our periodic or current reports from the staff of the Securities and Exchange Commission that were issued 180 days or more before the end of our 2023 fiscal year and that remain unresolved.

Item 1C.   Cybersecurity

Risk Management and Strategy

Our enterprise risk management program is designed to identify, assess, and mitigate risks across various aspects of our company, including financial, operational, regulatory, reputational, and legal. Cybersecurity is a critical component of this program, given the increasing reliance on technology and potential of cyber threats. Our Chief Information Security Officer (the "CISO") is primarily responsible for this cybersecurity component and is a key member of the risk management organization, reporting directly to the Senior Management Team ("SMT"), and, as discussed below, periodically to our Board of Directors. As part of our overall enterprise risk management program, we maintain both an Information & Cyber Security Program Policy ("ICSPP") and Information & Cyber Security Response Policy ("ICSRP").

Our ICSPP is overseen by the SMT who is responsible for designating the CISO. The CISO is responsible for leading company-wide cybersecurity strategy, policy, standards, architecture, and processes. The CISO is charged with all logical security related matters, which include but are not limited to, PC/server security, network security, internet security, and database and application security. Our ICSRP is based on applicable federal and state laws as well as cybersecurity incident response best practices. The purpose of the ICSRP is to define procedures for reporting and responding to cybersecurity incidents. It creates objectives for actionable procedures that can be measured, evaluated, scaled and revised as necessary for each specific incident. These objectives include maximizing the effectiveness of our company's operations through an established plan of action and assigning responsibilities to appropriate personnel and/or third-party contractors.

Our company has engaged a third-party managed detection and response company to monitor the security of our information systems around-the-clock, including intrusion detection, and to provide instantaneous alerting should a cybersecurity event occur. If a cybersecurity threat or cybersecurity incident is identified through our company's information systems, the CISO and Incident Response Team ("IRT") will take immediate steps to mitigate the threat and assess any damages. Upon report from the CISO, the SMT will evaluate the materiality of the cybersecurity threat or cybersecurity incident to determine if any public disclosures are required under the Security and Exchange Commission's cybersecurity disclosure rule. If deemed necessary, third-party consultants, legal counsel, and assessors will be engaged to evaluate the materiality assessment.

Our company has training and awareness programs designed to educate its employees about cybersecurity risks and how to protect our company, our customers and themselves from cyber-attacks and to keep its employees informed about cybersecurity threats and how to stay safe online, including secure access practice, phishing schemes, remote work and response to suspicious activities.

Our cybersecurity program interfaces with other functional areas within our company, including but not limited to, our company's business segments and information technology, legal, risk, human resources and internal audit departments, as well as external third-party partners, to identify and understand potential cybersecurity threats. We regularly assess and update our processes, procedures and management techniques in light of ongoing cybersecurity developments.

Recognizing the complexity and evolving nature of cybersecurity threats, we also engage with a range of external experts, including cybersecurity assessors, consultants, and auditors in evaluating and testing our risk management systems. These partnerships enable our company to leverage specialized knowledge and insights, ensuring its cybersecurity strategies and processes remain at the forefront of industry best practices. Our company's collaboration with these third parties includes regular audits, testing, threat assessments and consultation on security enhancements.

To date, risks from cybersecurity threats or incidents have not materially affected our company. However, the sophistication of and risks from cybersecurity threats and incidents continue to increase, and the preventative actions that we have taken and continue to take to reduce the risk of cybersecurity threats and incidents and protect our systems and information may not successfully protect against all cybersecurity threats and incidents. For more information on how cybersecurity risk could materially affect our company's business strategy, results of operations, or financial condition, please refer to Item 1A Risk Factors.

Governance

Our company recognizes the importance of safeguarding sensitive customer information. Therefore, the Board of Directors recognizes that the protection of this information ranks as one of our highest priorities. The Board of Directors is responsible for reviewing and approving the ICSPP and ICSRP at least annually and monitoring material risks facing our company.

The Board has tasked the SMT with overseeing efforts to develop, implement and maintain an effective information and cybersecurity program. The SMT designates the CISO who also serves as the IRT leader. As part of its oversight responsibilities, the Board of Directors is responsible for discussing with the SMT our company's major risk exposures, such as cybersecurity, and the steps management has taken to monitor and control those exposures, including our risk assessment and risk management policies. The Board of Directors also monitors our compliance with legal and regulatory requirements and the risks associated therewith. On a regular basis, the Board of Directors reviews with the SMT significant areas of risk exposure involving cybersecurity.

At the direction of the SMT, the CISO and IRT monitor internal and external cybersecurity threats and review and revise our company's cybersecurity defenses on an ongoing basis. The CISO, together with other members of the IRT, bring a wealth of expertise to their respective roles, including expertise in security technologies; designing and implementing security strategies; security standards such as NIST, ISO, COBIT and ITIL; and risk management and incident response. The CISO prepares reports on IT general controls and cybersecurity metrics for the SMT and Board of Directors on a regular basis, and the CISO presents those reports to the SMT and Board of Directors and addresses any questions and concerns raised by the SMT and Board of Directors. At least annually, the Board of Directors meets with the CISO in person to discuss cybersecurity in greater detail.

Item 2.   Properties.

Our headquarters is located in our bank's main office facility in Grand Rapids, Michigan. Our bank operates 43 banking offices primarily concentrated throughout Western and Central Michigan, most of which are full-service facilities. We also have banking offices located in the metropolitan Detroit, Michigan area, Traverse City, Michigan, Saginaw, Michigan, and Midland, Michigan, as well as a residential mortgage loan production office in Petoskey, Michigan. We have larger banking facilities in Kalamazoo, Lansing, Mt. Pleasant and West Branch. The remaining banking offices generally range in size from 1,200 to 3,200 square feet, based on the location and number of employees located at the facility. All of our banking offices are owned by our bank except for ten that are rented under various operating lease agreements. In addition, certain functions operate out of our standalone facility located in Alma, Michigan.

We consider our properties and equipment to be well maintained, in good operating condition and capable of accommodating current growth forecasts. However, we may choose to add branch locations to expand our presence in current markets and/or in new markets or, alternatively, to consolidate, close or relocate branches if we believe it would be beneficial to our overall performance.

Item 3.   Legal Proceedings.

From time to time, we may be involved in various legal proceedings that are incidental to our business. In the opinion of management, we are not a party to any legal proceedings that are material to our financial condition, either individually or in the aggregate.

Item 4.   Mine Safety Disclosures.

Not applicable.


PART II


Item 5.   Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information and Holders

Our common stock is traded on the Nasdaq Global Select Market under the symbol "MBWM." At February 29, 2024, there were approximately 1,200 record holders of our common stock. In addition, we estimate that there were approximately 7,000 beneficial owners of our common stock who own their shares through brokers or banks.

Dividend Policy

The following table shows the high and low sales prices for our common stock as reported by the Nasdaq Global Select Market for the periods indicated and the quarterly cash dividends paid by us during those periods.

	High	Low	Dividend
2023			
First Quarter	$ 37.00	$ 29.39	$ 0.33
Second Quarter	31.56	23.89	0.33
Third Quarter	36.73	26.95	0.34
Fourth Quarter	41.93	30.12	0.34
2022			
First Quarter	$ 40.01	$ 34.93	$ 0.31
Second Quarter	36.04	30.10	0.31
Third Quarter	39.03	29.26	0.32
Fourth Quarter	36.36	30.02	0.32

Holders of our common stock are entitled to receive dividends that the Board of Directors may declare from time to time. We may only pay dividends out of funds that are legally available for that purpose. We are a financial holding company and substantially all of our assets are held by our bank. Our ability to pay dividends to our shareholders depends primarily on our bank's ability to pay dividends to us. Dividend payments and extensions of credit to us from our bank are subject to legal and regulatory limitations, generally based on capital levels and current and retained earnings, imposed by law and regulatory agencies with authority over our bank. The ability of our bank to pay dividends is also subject to its profitability, financial condition, capital expenditures and other cash flow requirements. In addition, under the terms of our subordinated debentures, we would be precluded from paying dividends on our common stock if an event of default has occurred and is continuing under the subordinated debentures, or if we exercised our right to defer payments of interest on the subordinated debentures, until the deferral ended.

We and our bank are subject to regulatory capital requirements administered by state and federal banking agencies. Failure to meet the various capital requirements can initiate regulatory action that could have a direct material effect on our financial statements. Our bank's ability to pay cash and stock dividends or repurchase equity securities is subject to limitations under various laws and regulations and to prudent and sound banking practices.

On January 12, 2023, our Board of Directors declared a cash dividend on our common stock in the amount of $0.33 per share that was paid on March 15, 2023 to shareholders of record as of March 3, 2023. On April 13, 2023, our Board of Directors declared a cash dividend on our common stock in the amount of $0.33 per share that was paid on June 14, 2023 to shareholders of record as of June 2, 2023. On July 13, 2023, our Board of Directors declared a cash dividend on our common stock in the amount of $0.34 per share that was paid on September 13, 2023 to shareholders of record as of September 1, 2023. On October 12, 2023, our Board of Directors declared a cash dividend on our common stock in the amount of $0.34 per share that was paid on December 13, 2023 to shareholders of record as of December 1, 2023.

On January 13, 2022, our Board of Directors declared a cash dividend on our common stock in the amount of $0.31 per share that was paid on March 16, 2022 to shareholders of record as of March 4, 2022. On April 14, 2022, our Board of Directors declared a cash dividend on our common stock in the amount of $0.31 per share that was paid on June 15, 2022 to shareholders of record as of June 3, 2022. On July 14, 2022, our Board of Directors declared a cash dividend on our common stock in the amount of $0.32 per share that was paid on September 14, 2022 to shareholders of record as of September 2, 2022. On October 13, 2022, our Board of Directors declared a cash dividend on our common stock in the amount of $0.32 per share that was paid on December 14, 2022 to shareholders of record as of December 2, 2022.

On January 11, 2024, our Board of Directors declared a cash dividend on our common stock in the amount of $0.35 per share that will be paid on March 13, 2024 to shareholders of record as of March 1, 2024.

Issuer Purchases of Equity Securities

On May 27, 2021, we announced that our Board of Directors had authorized a program to repurchase up to $20.0 million of our common stock from time to time in open market transactions at prevailing market prices or by other means in accordance with applicable regulations. The actual timing, number and value of shares repurchased under the program will be determined by management in its discretion and will depend on a number of factors, including the market price of our stock, general market and economic conditions, our capital position, financial performance and alternative uses of capital, and applicable legal requirements. The program may be discontinued at any time. No shares were repurchased during 2022 or 2023. Historically, stock repurchases have been funded from cash dividends paid to us from our bank. Additional repurchases may be made in future periods under the authorized plan or a new plan, which would also likely be funded from cash dividends paid to us from our bank. As of December 31, 2023, repurchases aggregating $6.8 million were available to be made under the current repurchase program.

Repurchases made during the fourth quarter of 2023 are detailed in the table below. Maximum number of shares or approximate dollar value that may yet be purchased under the plans or programs is presented in thousands.

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid Per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Shares or Approximate Dollar Value that May Yet Be Purchased Under the Plans or Programs
October 1 – 31	0	$ NA	0	$ 6,818
November 1 – 30	0	NA	0	6,818
December 1 – 31	0	NA	0	6,818
Total	0	$ NA	0	$ 6,818

Shareholder Return Performance Graph

Set forth below is a line graph comparing the yearly percentage change in the cumulative total shareholder return on our common stock (based on the last reported sales price of the respective year) with the cumulative total return of the Nasdaq Composite Index and the KBW Nasdaq Bank Index from December 31, 2018 through December 31, 2023. The following is based on an investment of $100 on December 31, 2018 in our common stock, the Nasdaq Composite Index and the KBW Nasdaq Bank Index, with dividends reinvested where applicable.



				Period Ending		
Index	12/31/18	12/31/19	12/31/20	12/31/21	12/31/22	12/31/23
Mercantile Bank Corporation	84.26	112.35	87.59	117.18	116.19	173.48
NASDAQ Composite Index	97.16	132.81	192.47	235.15	158.65	236.17
KBW NASDAQ Bank Index	82.29	112.01	100.46	138.97	109.23	131.57

Item 6. Reserved.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Management's Discussion and Analysis included in this Annual Report is incorporated here by reference.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

The information under the heading "Market Risk Analysis" included in this Annual Report is incorporated here by reference.

Item 8.   Financial Statements and Supplementary Data.

The Consolidated Financial Statements, the Notes to Consolidated Financial Statements and the Reports of Independent Registered Public Accounting Firms included in this Annual Report are incorporated here by reference.

Item 9.   Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

None.

Item 9A.   Controls and Procedures.

As of December 31, 2023, an evaluation was performed under the supervision of and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on that evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, concluded that our disclosure controls and procedures were effective as of December 31, 2023.

There have been no significant changes in our internal control over financial reporting during the year ended December 31, 2023, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). There are inherent limitations in the effectiveness of any system of internal control. Accordingly, even an effective system of internal control can provide only reasonable assurance with respect to financial statement preparation.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2023. This evaluation was based on criteria for effective internal control over financial reporting described in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on our evaluation under the COSO framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2023. Refer to page F-31 for management's report.

Item 9B.   Other Information.

None.

Item 9C.   Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.


PART III


Item 10.   Directors, Executive Officers and Corporate Governance.

The information presented under the captions "Election of Directors," "Executive Officers," "Section 16(a) Beneficial Ownership Reporting Compliance" and "Corporate Governance – Code of Ethics" in the definitive Proxy Statement of Mercantile Bank Corporation for our May 23, 2024 Annual Meeting of Shareholders (the "Proxy Statement"), a copy of which will be filed with the Securities and Exchange Commission before April 30, 2024, is incorporated here by reference.

Item 11.   Executive Compensation.

The information presented under the captions "Executive Compensation," "Corporate Governance – Compensation Committee Interlocks and Insider Participation" and "Compensation Committee Report" in the Proxy Statement is incorporated here by reference.

Item 12.   Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information presented under the caption "Stock Ownership of Certain Beneficial Owners and Management" in the Proxy Statement is incorporated here by reference.

Equity Compensation Plan Information

The following table summarizes information, as of December 31, 2023, relating to compensation plans under which equity securities are authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights		Weighted-average exercise price of outstanding options, warrants and rights		Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))	
	(a)		(b)		(c)	
Equity compensation plans approved by security holders	0	$	0		393,387	(1)
Equity compensation plans not approved by security holders	0	$	0		0	
Total	0	$	0		393,387	

(1) These securities are available under the Stock Incentive Plan of 2023. Incentive awards may include, but are not limited to, stock options, restricted stock, stock appreciation rights and stock awards.

Item 13.   Certain Relationships and Related Transactions, and Director Independence.

The information presented under the captions "Transactions with Related Persons" and "Corporate Governance – Director Independence" in the Proxy Statement is incorporated here by reference.

Item 14.   Principal Accountant Fees and Services.

The information presented under the caption "Principal Accountant Fees and Services" in the Proxy Statement is incorporated here by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) (1)   Financial Statements. The following financial statements and reports of the independent registered public accounting firms of Mercantile Bank Corporation and its subsidiaries are filed as part of this report:

Reports of Independent Registered Public Accounting Firms

Consolidated Balance Sheets --- December 31, 2023 and 2022

Consolidated Statements of Income for each of the three years in the period ended December 31, 2023

Consolidated Statements of Comprehensive Income (Loss) for each of the three years in the period ended December 31, 2023

Consolidated Statements of Changes in Shareholders' Equity for each of the three years in the period ended December 31, 2023

Consolidated Statements of Cash Flows for each of the three years in the period ended December 31, 2023

Notes to Consolidated Financial Statements

The Consolidated Financial Statements, the Notes to Consolidated Financial Statements, and the Reports of Independent Registered Public Accounting Firms listed above are incorporated by reference in Item 8 of this report.

(2) Financial Statement Schedules

Not applicable.

(b)   Exhibits:

The Exhibit Index immediately preceding the Signatures Page hereto is incorporated by reference under this item.

(c)   Financial Statements Not Included In Annual Report

Not applicable.

Item 16.   Form 10-K Summary

None.

MERCANTILE BANK CORPORATION

FINANCIAL INFORMATION
December 31, 2023 and 2022

MERCANTILE BANK CORPORATION

FINANCIAL INFORMATION
December 31, 2023 and 2022

CONTENTS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS   F-3

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS (PCAOB ID 6581, PLANTE & MORAN, PLLC, GRAND RAPIDS, MICHIGAN) (PCAOB ID 243, BDO USA, P.C., GRAND RAPIDS, MICHIGAN)   F-27

REPORT BY MERCANTILE BANK CORPORATION'S MANAGEMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING   F-31

CONSOLIDATED FINANCIAL STATEMENTS

  CONSOLIDATED BALANCE SHEETS   F-32

  CONSOLIDATED STATEMENTS OF INCOME   F-33

  CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)   F-34

  CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY   F-35

  CONSOLIDATED STATEMENTS OF CASH FLOWS   F-38

  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS   F-40

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD-LOOKING STATEMENTS

The following discussion and other portions of this Annual Report contain forward-looking statements that are based on management's beliefs, assumptions, current expectations, estimates, and projections about the financial services industry, the economy, and our company. Words such as "anticipates," "believes," "estimates," "expects," "intends," "is likely," "plans," "projects," "indicates," "strategy," "future," "likely," "may," "should," "will," and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions ("Future Factors") that are difficult to predict with regard to timing, extent, likelihood, and degree of occurrence. Therefore, actual results and outcomes may materially differ from what may be expressed or forecasted in such forward-looking statements. We undertake no obligation to update, amend, or clarify forward-looking statements, whether as a result of new information, future events (whether anticipated or unanticipated), or otherwise.

Future Factors include, among others, adverse changes in interest rates and interest rate relationships; increasing rates of inflation and slower growth rates; significant declines in the value of commercial real estate; market volatility; demand for products and services; climate impacts; labor markets; the degree of competition by traditional and non-traditional financial services companies; changes in banking regulation or actions by bank regulators; changes in tax laws; changes in prices, levies, and assessments; the impact of technological advances; potential cyber-attacks, information security breaches, and other criminal activities; litigation liabilities; governmental and regulatory policy changes; the outcomes of existing or future contingencies; trends in customer behavior as well as their ability to repay loans; changes in local real estate values; damage to our reputation resulting from adverse publicity, regulatory actions, litigation, operational failures, and the failure to meet client expectations and other facts; changes in the national and local economies, and unstable political and economic environments; and risk factors described in our annual report on Form 10-K for the year ended December 31, 2023. These are representative of the Future Factors that could cause a difference between an ultimate actual outcome and a forward-looking statement.

Discussions of 2021 items and year-to-year comparisons between 2022 and 2021 that are not included in this Form 10-K can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the fiscal year ended December 31, 2022.

CRITICAL ACCOUNTING ESTIMATES

Management's Discussion and Analysis of Financial Condition and Results of Operations ("Management's Discussion and Analysis") is based on Mercantile Bank Corporation's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. Our critical accounting estimates are highly dependent upon subjective or complex judgments and assumptions, and changes in such may have a significant impact on the financial statements, just as actual results may differ. We have reviewed the application of our critical accounting estimates with the Audit Committee of our Board of Directors.

Allowance For Credit Losses ("allowance"): The allowance is maintained at a level we believe is adequate to absorb estimated credit losses identified and expected in the loan portfolio. Our evaluation of the adequacy of the allowance is an estimate based on historical credit loss experience, the nature and volume of the loan portfolio, information about specific borrower situations and estimated collateral values, guidance from bank regulatory agencies, and assessments of the impact of current and anticipated economic conditions on the loan portfolio. While historical credit loss experience provides the basis for the estimation of expected credit losses, our qualitative model adjusts for risk factors that are not inherently considered in the quantitative modeling process, but are nonetheless relevant in assessing the expected credit losses within the loan portfolio. These adjustments may increase or decrease the estimate of expected credit losses based upon the assessed level of risk for each qualitative factor. The various risks that may be considered in making qualitative adjustments include, among other things, the impact of (i) changes in lending policies and procedures, (ii) changes in the nature and volume of the loan portfolio and in the terms of loans, (iii) changes in the experience, ability and depth of lending management and staff, (iv) changes in the volume and severity of past due loans, nonaccrual loans and adversely classified loans, (v) changes in the quality of the credit review function, (vi) changes in the value of underlying collateral dependent loans, (vii) existence and effect of any concentrations of credit and any changes in such, and (viii) effect of other factors such as competition and legal and regulatory requirements.

Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in our judgment, should be charged-off. Credit losses are charged against the allowance when we believe the uncollectibility of a loan is likely. The balance of the allowance represents our best estimate, but significant downturns in circumstances relating to loan quality or economic conditions could result in a requirement for an increased allowance in the future. Likewise, an upturn in loan quality or improved economic conditions may result in a decline in the required allowance in the future. In either instance, unanticipated changes could have a significant impact on the allowance and operating results. The allowance is increased through a provision charged to operating expense. Uncollectible loans are charged-off through the allowance, while recoveries of loans previously charged-off are added to the allowance.

See Note 1 – Significant Accounting Policies in the Notes to our Consolidated Financial Statements in this Form 10-K for additional information on our estimation process and methodology related to the allowance. See also Note 3 – Loans and Allowance for Credit Losses in the Notes to our Consolidated Financial Statements in this Form 10-K for further information regarding our loan portfolio and allowance.

<u>Mortgage Servicing Rights</u>: Mortgage servicing rights are recognized as assets based on the allocated fair value of retained servicing rights on loans sold. Servicing rights are carried at the lower of amortized cost or fair value and are expensed in proportion to, and over the period of, estimated net servicing income. We utilize a discounted cash flow model to determine the value of our servicing rights. The valuation model utilizes mortgage loan prepayment speeds, the remaining lives of the mortgage loan pools, delinquency rates, our cost to service loans, and other factors to determine the cash flow that we will receive from servicing each grouping of loans. These cash flows are then discounted based on current interest rate assumptions to arrive at the fair value of the right to service those loans. Impairment is evaluated quarterly based on the fair value of the servicing rights, using groupings of the underlying loans classified by interest rates. Any impairment of a grouping is reported as a valuation allowance.

<u>Goodwill</u>: Accounting rules require us to determine the fair value of all the assets and liabilities of an acquired entity, and to record their fair value on the date of acquisition. We employ a variety of means in determining fair value, including the use of discounted cash flow analysis, market comparisons and projected future revenue streams. For those items for which we conclude that we have the appropriate expertise to determine fair value, we may choose to use our own calculation of fair value. In other cases, where the fair value is not readily determined, consultation with outside parties is used to determine fair value. Once valuations have been determined, the net difference between the price paid for the acquired entity and the fair value of the balance sheet is recorded as goodwill. Goodwill is assessed at least annually for impairment, with any such impairment recognized in the period identified. A more frequent assessment is performed if there are material changes in the market place or within the organizational structure.

INTRODUCTION

This Management's Discussion and Analysis should be read in conjunction with the consolidated financial statements contained in this Annual Report. This discussion provides information about the consolidated financial condition and results of operations of Mercantile Bank Corporation and its consolidated subsidiaries, Mercantile Bank ("our bank") and Mercantile Community Partners LLC ("MCP"), and Mercantile Insurance Center, Inc. ("our insurance company"), a subsidiary of our bank. Unless the text clearly suggests otherwise, references to "us," "we," "our," or "the company" include Mercantile Bank Corporation and its wholly-owned subsidiaries referred to above.

CORONAVIRUS PANDEMIC

Although virtually all related restrictions have been terminated, impacts remain across national and global economies due to the pandemic of coronavirus disease 2019 ("Covid-19") caused by severe acute respiratory syndrome coronavirus 2 (the "Coronavirus Pandemic"). Overall, the Coronavirus Pandemic has caused a sustained global economic slowdown of varying durations across different industries. The Coronavirus Pandemic has had a significant impact on our financial condition and operating results since its onset in March, 2020. Federal government stimulus programs resulted in a massive increase to the money supply, providing significant inflationary pressures that the Federal Reserve's Federal Open Market Committee ("FOMC") has been attempting to manage through substantial increases in the federal funds rate since March, 2022. In addition, we experienced significant growth in liquidity during 2021 and 2022 as federal government stimulus monies were deposited by program recipients, providing for sizable impacts to our operating performance as well as our capital and liquidity positions during both years.

The Paycheck Protection Program ("PPP") reflected a substantial expansion of the Small Business Administration's 100% guaranteed 7(a) loan program. The PPP provided 100% guaranteed loans to cover specific operating costs. PPP loans were eligible to be forgiven based upon certain criteria. Any remaining balance after forgiveness is maintained at the 100% guarantee for the duration of the loan. The interest rate on the loan is fixed at 1.00%, with the financial institution receiving a loan origination fee from the Small Business Administration. The loan origination fees, net of the direct origination costs, are accreted into interest income on loans using the level yield methodology. The program ended on August 8, 2020. We originated approximately 2,200 loans aggregating $554 million. As of December 31, 2023, we recorded forgiveness transactions on all but four loans aggregating $0.1 million. The Consolidated Appropriations Act, 2021 authorized an additional $284 billion in Second Draw PPP loans ("Second Draw"). This program ended on May 31, 2021. Under the Second Draw, we originated approximately 1,200 loans aggregating $209 million. As of December 31, 2023, we recorded forgiveness transactions on all but five loans aggregating $0.2 million.

CLIMATE CHANGE

Increased public and investor concern about climate change will likely continue to (1) generate more regional and/or national requirements to reduce greenhouse gas emissions; (2) increase energy efficiency and reduce carbon pollution; and (3) cause a shift to cleaner and more sustainable sources of energy which may be more expensive than using fossil fuels as an energy source. The potential impact of climate changes on our operations and the needs of our customers remains uncertain. Scientists have proposed that the impacts of climate change could include changes in rainfall patterns, water shortages, changes to the water levels of lakes and other bodies of water, changing storm patterns and intensities, and changing temperature levels. These changes could be severe and vary by geographic location. Climate change may also affect the occurrence of certain natural events, the incidence and severity of which are inherently unpredictable. We could also face indirect financial risks passed through the supply chain that could result in higher prices for resources, such as energy. Additionally, climate change may adversely impact the demand, prices, and availability of property and casualty insurance that insures our loan collateral. Due to significant economic variability associated with potential future changing climate conditions, we are unable to predict the impact climate change will have on us.

ENVIRONMENTAL, SOCIAL, AND GOVERNANCE MATTERS

There has been an increased focus from regulators and stakeholders on environmental, social, and governance ("ESG") matters, including greenhouse gas emissions, sustainability, and climate-related risks; diversity, equity and inclusion; responsible sourcing and supply chain; human rights and social responsibility; and corporate governance and oversight. Given our commitment to ESG matters, we actively manage these issues and have established and publicly announced certain goals, commitments, and targets which we may refine or even expand further in the future. These goals, commitments, and targets reflect our current plans and aspirations and are not guarantees that we will be able to achieve them. Evolving stakeholder expectations and our efforts and ability to manage these issues, provide updates on them, and accomplish our goals, commitments, and targets present numerous operational, regulatory, reputational, financial, legal, and other risks, any of which may be outside of our control or could have a material adverse impact on our business, including on our reputation and stock price. Further, there is uncertainty around the accounting standards and climate-related disclosures associated with emerging laws and reporting requirements and the related costs to comply with the emerging regulations. Our failure or perceived failure to achieve our ESG goals, maintain ESG practices, or comply with emerging ESG regulations that meet evolving regulatory or stakeholder expectations could harm our reputation, adversely impact our ability to attract and retain customers and talent, and expose us to increased scrutiny from the investment community and regulatory authorities. Our reputation also may be harmed by the perception that our stakeholders have about our action or inaction on ESG-related issues.

Our ESG Committee supports our ongoing commitment to environmental, health and safety, corporate social responsibility, corporate governance, sustainability, and other public policy matters relevant to our organization. The ESG Committee is a cross-functional management committee, led by the Chief Risk Officer, that assists us in: (1) setting general strategies relating to ESG matters; (2) developing, implementing, and monitoring initiatives and polices based on those strategies; (3) recommending communications with employees, investors, and shareholders with respect to ESG matters; and (4) monitoring and assessing developments relating to, and improving our understanding of, ESG matters. The committee met three times during 2023. Highlights for 2023 included establishing Mercantile Community Partners LLC to facilitate low-income housing tax credits, hiring a fulltime Director of Learning to better develop our employees, engaging a new provider to improve our ESG data gathering and reporting, incorporating a member of our Bank's Young Professional resource group as a member of the ESG Committee, and rolling out a new Green Mortgage Lending Program to support homeowners looking to make environmentally sustainable home improvements. Our bank also developed a Clawback Policy; an Insider Trading Policy; Corporate Governance Guidelines; an Anti-Bribery and Anti-Corruption Policy; and an Anti-Money Laundering, Bank Secrecy Act, Customer Identification and Due Diligence Programs Letter. These and our other policies (including our Vendor and Supplier Code of Conduct, Environmental Policy, Diversity, Equity and Inclusion Policy, Human Rights Policy, and Supplier Diversity Program Policy) are reviewed and approved by our Board of Directors at least annually and can be found on our website.

FINANCIAL OVERVIEW

We recorded net income of $82.2 million, or $5.13 per basic and diluted share, for 2023, compared with net income of $61.1 million, or $3.85 per basic and diluted share, for 2022. Higher net interest income, stemming from an improved net interest margin and ongoing strong loan growth, combined with continued strength in asset quality metrics more than offset higher overhead costs.

Commercial loans increased $283 million, or approximately 9%, during 2023. Owner-occupied commercial real estate ("CRE") loans grew $78.5 million, commercial and industrial loans increased $69.5 million, multi-family and residential rental property loans were up $66.1 million, nonowner-occupied CRE loans grew $56.5 million, and vacant land, land development, and residential construction loans increased $12.9 million. As a percentage of total commercial loans, commercial and industrial loans and owner-occupied CRE loans combined equaled 57.7% at December 31, 2023, compared to 58.2% at year-end 2022. The new commercial loan pipeline remains strong, and at December 31, 2023, we had $343 million in unfunded loan commitments on commercial construction and development loans that are in the construction phase.

Residential mortgage loans increased $120 million, or approximately 17%, during 2023. The higher residential mortgage loan interest rates during 2023 and 2022 resulted in borrowers primarily selecting adjustable rate residential mortgage loans compared to fixed rate residential mortgage loans in the prior two years. Generally, we sell fixed rate residential mortgage loans to third-party investors, while we maintain adjustable rate residential mortgage loans on our balance sheet. Approximately 53% and 35% of our residential mortgage loan production was comprised of longer-term fixed rate loans during 2023 and 2022, respectively, compared to about 68% during 2021. The shift in production mix resulted in residential mortgage loans comprising a larger percentage of total loans, increasing from about 13% at year-end 2021 to approximately 20% at December 31, 2023. The shift in product mix also impacts the timing of revenue recognition; it takes an estimated 24 months for the amount of net interest income earned on a residential mortgage loan that is retained on our balance sheet to approximate the amount of immediately recorded gain on sale of a residential mortgage loan that has been sold to a third-party investor.

The overall quality of our loan portfolio remains strong, with nonperforming loans equaling 0.08% of total loans as of December 31, 2023. Accruing loans past due 30 to 89 days remain very low, as did foreclosed property activity throughout 2023. Loan charge-offs totaled $0.9 million during 2023, while recoveries of prior period loan charge-offs totaled $0.8 million, providing for net loan charge-offs of $0.1 million, or less than 0.01% of average total loans, for the year.

Interest-earning deposits, primarily consisting of funds deposited at the Federal Reserve Bank of Chicago, are used to manage daily liquidity needs and interest rate risk sensitivity. The average balance of these funds equaled $107 million, or 2.2% of average earning assets, during 2023, compared to $445 million, or 9.3% of average earning assets, during 2022. Typically, we maintain interest-earning deposits at approximately $75 million, or about 2% of average earning assets. The elevated level during 2022 primarily reflected increased local deposits stemming from Covid-19-related federal government stimulus programs and reduced business and consumer investing and spending during 2021 and into 2022. The level of interest-earning deposits was on a declining trend throughout 2022 as excess monies were used to fund loan growth and securities purchases, as well as out-of-area deposit and Federal Home Loan Bank of Indianapolis ("FHLBI") advance maturities. We also experienced a decline in local deposits throughout 2022.

Total deposits increased $188 million during 2023, and totaled $3.90 billion at December 31, 2023. Local deposits increased $19.7 million, and out-of-area deposits grew $168 million, during 2023. FHLBI advances increased $160 million during 2023. The combined $328 million increase in wholesale funds during 2023 was primarily used to fund loan growth.

Net interest income increased $35.3 million during 2023 compared to 2022. Interest income was up $89.5 million, in large part resulting from the combined impact of a higher yield on earning assets reflecting a higher interest rate environment and ongoing loan growth. Interest expense was up $54.2 million, in large part reflecting the higher interest rate environment, transfers of deposit balances from no- or low-cost deposit products to higher-costing deposit products and a higher level of wholesale funds.

We recorded a credit loss provision expense of $7.7 million during 2023, compared to $6.6 million during 2022. The provision expense recorded during 2023 was necessitated by the net increase in required reserve levels stemming from loan growth, slower residential mortgage loan prepayment speeds and a modification to the environmental factor grid, which were partially mitigated by the elimination of a specific reserve on a troubled commercial lending relationship that paid-off in full in early 2023 and a change in the segmentation of the home equity lines of credit and credit card portfolios.

Noninterest income was virtually the same during 2023 when compared to 2022. We continued to record growth in treasury management-related fee income categories, such as credit and debit card income and payroll processing, along with increases in interest rate swap income, which mitigated a reduction in service charges on accounts due to increased earnings credit rates on noninterest-bearing checking accounts and lower mortgage banking income reflecting the higher interest rate environment.

Noninterest expense increased $7.3 million during 2023 compared to 2022. Aggregate salary and benefit costs grew $3.7 million, with additional increases recorded for FDIC insurance premiums, swap collateral holding costs and allocations to the reserve for unfunded loan commitments.

FINANCIAL CONDITION

Our total assets increased $481 million during 2023, and totaled $5.35 billion as of December 31, 2023. Total loans increased $387 million, securities available for sale were up $14.2 million, and interest-earning deposits grew $25.2 million. Total deposits increased $188 million, FHLBI advances were up $160 million, and shareholders' equity grew $80.7 million.

Earning Assets

Average earning assets equaled 94.4% of average total assets during 2023, compared to 94.3% during 2022. The loan portfolio continued to comprise a majority of earning assets, followed by securities and interest-earning deposits. Average total loans equaled 84.7% of average earning assets during 2023, compared to 77.8% in 2022, while average securities and interest-earning deposits comprised 13.1% and 2.2% of average earning assets during 2023 and 12.9% and 9.3% of average earning assets during 2022, respectively.

Our loan portfolio has historically been primarily comprised of commercial loans. Commercial loans increased $283 million, or approximately 9%, during 2023. Owner-occupied CRE loans grew $78.5 million, commercial and industrial loans increased $69.5 million, multi-family and residential rental property loans were up $66.1 million, nonowner-occupied CRE loans grew $56.5 million, and vacant land, land development, and residential construction loans increased $12.9 million. As a percentage of total commercial loans, commercial and industrial loans and owner-occupied CRE loans combined equaled 57.7% at December 31, 2023, compared to 58.2% at year-end 2022. We believe our commercial loan portfolio remains well diversified.

As of December 31, 2023, availability on commercial construction and development loans that are in the construction phase totaled $343 million, with most of the funds expected to be drawn over the next 12 to 18 months. Our current pipeline reports indicate continued strong commercial loan funding opportunities in future periods, including $270 million in new lending commitments, a majority of which we expect to be accepted and funded over the next 12 to 18 months. Our commercial lenders also report additional opportunities they are currently discussing with existing borrowers and potential new customers. We remain committed to prudent underwriting standards that provide for an appropriate yield and risk relationship, as well as concentration limits we have established within our commercial loan portfolio. Usage of existing commercial lines of credit was relatively stable during 2023 at approximately 40%, similar to that of 2022 but lower than our historical average of 47%.

Residential mortgage loans totaled $837 million, or 19.5% of total loans, at December 31, 2023, compared to $718 million, or 18.3% of total loans, as of December 31, 2022. Residential mortgage loans increased $120 million, or approximately 17%, during 2023. We originated $386 million in residential mortgage loans during 2023, compared to $614 million and $952 million in 2022 and 2021, respectively. The decline over the past two years primarily reflected significantly higher residential mortgage loan interest rates, resulting in a substantial reduction of refinancing activity. Production associated with refinancing activity totaled $59.8 million and $134 million in 2023 and 2022, respectively, compared to $458 million in 2021. The higher residential mortgage loan interest rates during 2023 and 2022 resulted in borrowers primarily selecting adjustable rate residential mortgage loans compared to fixed rate residential mortgage loans in the prior two years. Generally, we sell fixed rate residential mortgage loans to third-party investors, while we maintain adjustable rate residential mortgage loans on our balance sheet. Approximately 53% and 35% of our residential mortgage loan production was comprised of longer-term fixed rate loans during 2023 and 2022, respectively, compared to about 68% during 2021. The shift in production mix has resulted in residential mortgage loans comprising a larger percentage of total loans, increasing from about 13% at year-end 2021 to 19.5% at December 31, 2023. The shift in product mix also impacts the timing of revenue recognition; it takes an estimated 24 months for the amount of net interest income earned on a residential mortgage loan that is retained on our balance sheet to approximate the amount of immediately recorded gain on sale of a residential mortgage loan that has been sold to a third-party investor.

Other consumer-related loans totaled $51.1 million, or 1.1% of total loans, at December 31, 2023. We expect this loan portfolio segment to remain relatively steady in dollar amount but decline as a percent of total loans in future periods as the commercial loan and residential mortgage loan portfolios grow.

The following table presents total loans outstanding as of December 31, 2023, according to scheduled repayments of principal on fixed rate loans and repricing frequency on variable rate loans. Floating rate commercial loans that are currently at interest rate floors are treated as fixed rate loans and are reflected using maturity date and not repricing frequency.

(Dollars in thousands)	Less Than One Year		One Through Five Years		Five Through Fifteen Years		Total	
Construction and land development	$	357,331	$	52,704	$	57,914	$	467,949
Real estate - residential properties		79,571		249,837		512,245		841,653
Real estate - multi-family properties		93,179		71,929		2,001		167,109
Real estate - commercial properties		929,382		598,083		67,589		1,595,054
Commercial and industrial		1,027,564		157,522		34,614		1,219,700
Consumer		2,765		8,409		1,119		12,293
Total loans	$	2,489,792	$	1,138,484	$	675,482	$	4,303,758
Fixed rate loans	$	94,993	$	893,772	$	244,769	$	1,233,534
Floating rate loans		2,394,799		244,712		430,713		3,070,224
Total loans	$	2,489,792	$	1,138,484	$	675,482	$	4,303,758

Our credit policies establish guidelines to manage credit risk and asset quality. These guidelines include loan review and early identification of problem loans to provide effective loan portfolio administration. The credit policies and procedures are meant to minimize the risk and uncertainties inherent in lending. In following these policies and procedures, we must rely on estimates, appraisals and evaluations of loans and the possibility that changes in these items could occur quickly because of changing economic conditions or other factors. Identified problem loans, which exhibit characteristics (financial or otherwise) that could cause the loans to become nonperforming or require restructuring in the future, are included on the internal loan watch list. Senior management and the Board of Directors review this list regularly. Market value estimates of collateral on nonperforming loans, as well as on foreclosed and repossessed assets, are reviewed periodically. We have a process in place to monitor whether value estimates at each quarter end are reflective of current market conditions. Our credit policies establish criteria for obtaining appraisals and determining internal value estimates. We may also adjust outside and internal valuations based on identifiable trends within our markets, such as recent sales of similar properties or assets, listing prices, and offers received. In addition, we may discount certain appraised and internal value estimates to address distressed market conditions.

Nonperforming loans totaled $3.4 million, or 0.1% of total loans, as of December 31, 2023, compared to $7.7 million, or 0.2% of total loans, as of December 31, 2022. Nonperforming assets, comprised of nonaccrual loans, loans past due 90 days or more and accruing interest and foreclosed properties, totaled $3.6 million (0.1% of total assets) as of December 31, 2023, compared to $7.7 million (0.2% of total assets) as of December 31, 2022. The volume of nonperforming assets has remained under 0.3% of total assets since year-end 2015, and has averaged 0.1% over the past five years. Given the low level of nonperforming loans and accruing loans 30 to 89 days delinquent, combined with what we believe are strong credit administration practices, we are pleased with the overall quality of the loan portfolio.

Loan charge-offs totaled $0.9 million during 2023, while recoveries of prior period loan charge-offs totaled $0.8 million, providing for net loan charge-offs of $0.1 million, or less than 0.01% of average total loans, for the year. During 2022, loan charge-offs totaled $0.3 million, while recoveries of prior period loan charge-offs equaled $1.0 million, providing for net loan recoveries of $0.7 million, or 0.02% of average total loans. We continue our collection efforts on charged-off loans, and we expect to record recoveries in future periods; however, given the nature of these efforts, it is not practical to forecast the dollar amount and timing of the recoveries.

The following table reflects the composition of our allowance for credit loss, nonaccrual loans, and net charge-offs as of and for the year ended December 31, 2023.

(Dollars in thousands)	Allowance for Credit Losses	Loan Totals	Allowance for Credit Losses to Loan Totals	Nonaccrual Loans	Nonaccrual Loans to Total Loans	Allowance for Credit Losses to Nonaccrual Loans	Net Charge-Offs	Net Charge-Offs to Average Loans
Commercial:								
Commercial and industrial	$ 7,441	$ 1,254,586	0.59%	$ 249	0.02%	2,988.35%	$ 30	0.00%
Vacant land, land development and residential construction	384	74,753	0.51	0	0	NA	(35)	(0.05)
Real estate – owner occupied	7,186	717,667	1.00	70	0.01	10,265.71	(17)	(0.00)
Real estate – non-owner occupied	9,852	1,035,684	0.95	0	0	NA	0	0
Real estate – multi-family and residential rental	3,184	332,609	0.96	0	0	NA	(26)	(0.01)
Total commercial	28,047	3,415,299	0.82	319	0.01	8,792.16	(48)	(0.00)
Retail:								
1-4 family mortgages	18,986	837,406	2.27	3,096	0.37	613.24	(18)	(0.00)
Other consumer	2,881	51,053	5.64	0	0	NA	98	0.19
Total retail	21,867	888,459	2.46	3,096	0.35	706.30	80	0.01
Unallocated	0	0	0	0	0	0	0	0
Total	$ 49,914	$ 4,303,758	1.16%	$ 3,415	0.08%	1,461.61%	$ 32	0.00%

The following table reflects the composition of our allowance for credit loss, nonaccrual loans, and net charge-offs as of and for the year ended December 31, 2022.

(Dollars in thousands)	Allowance for Credit Losses	Loan Totals	Allowance for Credit Losses to Loan Totals	Nonaccrual Loans	Nonaccrual Loans to Total Loans	Allowance for Credit Losses to Nonaccrual Loans	Net Charge-Offs	Net Charge-Offs to Average Loans
Commercial:								
Commercial and industrial	$ 10,203	$ 1,185,083	0.86%	$ 6,024	0.51%	169.37%	$ (46)	(0.00)%
Vacant land, land development and residential construction	490	61,873	0.79	0	0	NA	25	0.05
Real estate – owner occupied	5,914	639,192	0.93	248	0.04	2,384.68	(51)	(0.01)
Real estate – non-owner occupied	9,242	979,214	0.94	0	0	NA	0	0
Real estate – multi-family and residential rental	2,191	266,468	0.82	0	0	NA	(43)	(0.02)
Total commercial	28,040	3,131,830	0.90	6,272	0.20	447.07	(115)	(0.00)
Retail:								
1-4 family mortgages	14,027	755,036	1.86	1,456	0.19	963.39	(562)	(0.09)
Other consumer	160	29,753	0.54	0	0	NA	(56)	(0.19)
Total retail	14,187	784,789	1.81	1,456	0.19	974.38	(618)	(0.05)
Unallocated	19	0	0	0	0	0	0	0
Total	$ 42,246	$ 3,916,619	1.08%	$ 7,728	0.20%	546.66%	$ (733)	(0.02)%

The following table reflects the composition of our allowance for loan loss, nonaccrual loans, and net charge-offs as of and for the year ended December 31, 2021.

(Dollars in thousands)	Allowance for Credit Losses	Loan Totals	Allowance for Credit Losses to Loan Totals	Nonaccrual Loans	Nonaccrual Loans to Total Loans	Allowance for Credit Losses to Nonaccrual Loans	Net Charge-Offs	Net Charge-Offs to Average Loans
Commercial:								
Commercial and industrial	$ 10,782	$ 1,137,419	0.95%	$ 508	0.04%	2,122.44%	$ 672	0.06%
Vacant land, land development and residential construction	420	43,239	0.97	0	0	NA	(359)	(0.75)
Real estate – owner occupied	6,045	565,758	1.07	0	0	NA	(1,107)	(0.20)
Real estate – non-owner occupied	12,990	1,027,415	1.26	0	0	NA	0	0
Real estate – multi-family and residential rental	2,006	176,593	1.14	0	0	NA	(26)	(0.02)
Total commercial	32,243	2,950,424	1.09	508	0.02	6,347.05	(820)	(0.03)
Retail:								
1-4 family mortgages	2,449	442,547	0.55	1,686	0.38	145.26	(838)	(0.22)
Home equity and other	626	60,488	1.03	119	0.20	526.05	(38)	(0.06)
Total retail	3,075	503,035	0.61	1,805	0.36	170.36	(876)	(0.20)
Unallocated	45	0	0	0	0	0	0	0
Total	$ 35,363	$ 3,453,459	1.02%	$ 2,313	0.07%	1,528.88%	$ (1,696)	(0.05)%

The following table depicts the ratio of our allowance to nonperforming loans:

	12/31/23	12/31/22	12/31/21
Ratio of allowance to nonperforming loans	1,461.7%	546.7%	1,432.9%

The primary risk elements with respect to commercial loans are the financial condition of the borrower, the sufficiency of collateral, and timeliness of scheduled payments. We have a policy of requesting and reviewing periodic financial statements from commercial loan customers, and we have a disciplined and formalized review of the existence of collateral and its value. The primary risk element with respect to each residential mortgage loan and consumer loan is the timeliness of scheduled payments. We have a reporting system that monitors past due loans and have adopted policies to pursue creditors' rights in order to preserve our collateral position.

See Note 1 - Significant Accounting Policies in this Form 10-K for further detailed descriptions of our estimation process and methodology related to the allowance. See also Note 3 - Loans and Allowance for Credit Losses in this Form 10-K for further information regarding our loan portfolio and allowance.

The allowance equaled $49.9 million, or 1.16% of total loans, and over 1,400% of nonperforming loans, as of December 31, 2023. As of December 31, 2023, the allowance was comprised of $49.4 million in general reserves relating to performing loans and $0.5 million in specific reserves on other loans, primarily nonperforming loans. Loans with an aggregate carrying value of $0.4 million as of December 31, 2023 had been subject to previous partial charge-offs aggregating $0.4 million over the past several years. As of December 31, 2023, there were no specific reserves allocated to loans that had been subject to a previous partial charge-off.

Although we believe the allowance is adequate to absorb loan losses in our originated loan portfolio as they arise, there can be no assurance that we will not sustain loan losses in any given period that could be substantial in relation to, or greater than, the size of the allowance.

Securities available for sale increased $14.2 million during 2023, totaling $617 million as of December 31, 2023. There were no purchases of U.S. Government agency bonds during 2023; proceeds from matured U.S. Government agency bonds totaled $12.0 million. There were no purchases of U.S. Government agency guaranteed mortgage-backed securities during 2023; principal paydowns on U.S. Government agency guaranteed mortgage-backed securities totaled $2.8 million. Purchases of municipal bonds totaled $19.9 million during 2023; proceeds from matured municipal bonds totaled $9.4 million. At December 31, 2023, the portfolio was primarily comprised of U.S. Government agency bonds (63%), municipal bonds (32%), and U.S. Government agency guaranteed mortgage-backed securities (5%). All of our securities are currently designated as available for sale and are therefore stated at fair value. The fair value of securities designated as available for sale at December 31, 2023 totaled $617 million, including a net unrealized loss of $63.9 million. The net unrealized loss equaled $82.7 million as of December 31, 2022. After we considered whether the securities were issued by the federal government or its agencies and whether downgrades by bond rating agencies had occurred, we determined that the unrealized losses were due to changing interest rate environments. We maintain the securities portfolio at levels to provide adequate pledging and secondary liquidity for our daily operations. In addition, the securities portfolio serves a primary interest rate risk management function. We expect upcoming purchases to generally consist of municipal bonds, with the securities portfolio maintained at about 10% to 12% of total assets.

Market values on our U.S. Government agency bonds, mortgage-backed securities issued or guaranteed by U.S. Government agencies, and municipal bonds are generally determined on a monthly basis with the assistance of a third-party vendor. Evaluated pricing models that vary by type of security and incorporate available market data are utilized. Standard inputs include issuer and type of security, benchmark yields, reported trades, broker/dealer quotes, and issuer spreads. The market value of certain non-rated securities issued by relatively small municipalities generally located within our markets is estimated at carrying value. We believe our valuation methodology provides for a reasonable estimation of market value, and that it is consistent with the requirements of accounting guidelines.

FHLBI stock totaled $21.5 million as of December 31, 2023, compared to $17.7 million as of December 31, 2022. The $3.8 million increase reflects additional stock purchased in association with an increase in outstanding advances during 2023. Our investment in FHLBI stock is necessary to engage in their advance and other financing programs. We have regularly received quarterly cash dividends, and we expect a cash dividend will continue to be paid in future quarterly periods.

The following table shows by class of maturities as of December 31, 2023 the amounts and weighted average yields (on a fully taxable-equivalent basis) of investment securities:

(Dollars in thousands)		Carrying Value	Average Yield
Obligations of U.S. Government agencies:			
One year or less	$	42,667	0.55%
Over one through five years		182,329	1.08
Over five through ten years		162,604	1.70
Over ten years		2,896	1.81
		390,496	1.29
Obligations of states and political subdivisions:			
One year or less		13,622	2.00
Over one through five years		59,429	2.51
Over five through ten years		81,187	2.85
Over ten years		42,385	4.08
		196,623	2.95
Mortgage-backed securities		29,473	2.19
Other investments		500	8.56
Totals	$	617,092	1.87%

Interest-earning deposits, primarily consisting of funds deposited at the Federal Reserve Bank of Chicago, are used to manage daily liquidity needs and interest rate risk sensitivity. The average balance of these funds equaled $107 million, or 2.2% of average earning assets, during 2023, compared to $445 million, or 9.3% of average earning assets, during 2022. Typically, we maintain interest-earning deposits at approximately $75 million, or about 2% of average earning assets. The elevated level during 2022 primarily reflected increased local deposits stemming from Covid-19-related federal government stimulus programs and reduced business and consumer investing and spending during 2021 and into 2022. The level of interest-earning deposits was on a declining trend throughout 2022 as excess monies were used to fund loan growth and securities purchases, as well as out-of-area deposit and FHLBI advance maturities. We also experienced a decline in local deposits throughout 2022.

Non-Earning Assets

Cash and due from bank balances averaged 1.2% of total assets during 2023, similar to the average level during 2022, and no significant changes are expected in future periods. Net premises and equipment equaled $50.9 million at December 31, 2023, representing a decrease of $0.5 million during 2023. In large part, aggregate investments in new and existing offices approximated depreciation expense. Other real estate owned as of December 31, 2023 equaled $0.2 million, and consisted of property associated with a former branch location.

Other assets equaled $126 million at December 31, 2023, reflecting an increase of $30.0 million during 2023. The increase is primarily associated with an aggregate $22.5 million investment in low-income housing tax credits.

Source of Funds

Total deposits increased $188 million during 2023, and totaled $3.90 billion at December 31, 2023. Local deposits increased $19.7 million, and out-of-area deposits grew $168 million, during 2023. FHLBI advances increased $160 million during 2023. The combined $328 million increase in wholesale funds during 2023 was primarily used to fund loan growth.

Noninterest-bearing checking accounts declined $357 million during 2023, in large part reflecting transfers to interest-bearing deposit accounts and withdrawals associated with the sales of businesses. Interest-bearing checking accounts increased $60.8 million, generally resulting from transfers from noninterest-bearing checking accounts. Savings deposits declined $119 million, primarily reflecting the transfers of funds to higher-paying money market deposit accounts and time deposits. Money market deposit accounts increased $181 million, in large part reflecting growth in deposits from existing and new municipal depositors, as well as from transfers from no- and low-cost deposit products. Local time deposits increased $254 million, primarily reflecting transfers of funds from no- and low-cost deposit products. Out-of-area deposits during 2023 grew by, and totaled, $168 million as of December 31, 2023.

As of both December 31, 2023 and 2022, approximately $1.9 billion of our deposit portfolio was uninsured. The uninsured amounts are estimates based on the methodologies and assumptions used by Mercantile Bank's regulatory reporting requirements.

The balance of certificates of deposit exceeding the FDIC insured limit and their maturity profile as of December 31, 2023 are as follows:

(Dollars in thousands)		2023
Up to three months	$	104,400
Three months to six months		86,500
Six months to twelve months		133,800
Over twelve months		104,200
Total certificates of deposit	$	428,900

Securities sold under agreements to repurchase ("sweep accounts") increased $35.4 million during 2023, totaling $230 million as of December 31, 2023. The aggregate balance of this funding type can be subject to relatively large daily fluctuations given the nature of the customers utilizing this product and the sizable balances that many of the customers maintain. The average balance of sweep accounts equaled $204 million during 2023, with a high balance of $269 million and a low balance of $135 million. Our sweep account program entails transferring collected funds from certain business noninterest-bearing checking accounts to overnight interest-bearing repurchase agreements. Such repurchase agreements are not deposit accounts and are not afforded federal deposit insurance. All of our sweep accounts are accounted for as secured borrowings.

FHLBI advances increased $160 million during 2023, totaling $468 million as of December 31, 2023. Bullet advances aggregating $240 million were obtained during 2023, consisting of $160 million to fund loan growth and $80.0 million to replace FHLBI bullet advance maturities. Payments on amortizing FHLBI advances totaled $0.4 million during 2023. FHLBI bullet advances are generally obtained to provide funds for loan growth and are used to assist in managing interest rate risk, while amortizing FHLBI advances are generally acquired to match-fund specific longer-term fixed rate commercial loans, with the dollar amount and amortization structure of the underlying advances reflective of the associated commercial loans. FHLBI advances are collateralized by residential mortgage loans, first mortgage liens on multi-family residential property loans, first mortgage liens on certain commercial real estate property loans, and substantially all other assets of our bank under a blanket lien arrangement. Our borrowing line of credit at year-end 2023 totaled $903 million, with remaining availability based on collateral of $429 million.

Shareholders' equity increased $80.7 million during 2023, totaling $522 million as of December 31, 2023. Positively impacting shareholders' equity was net income of $82.2 million, while negatively affecting shareholders' equity were cash dividends on our common stock totaling $21.0 million. Activity relating to the issuance and sale of common stock through various stock-based compensation programs and our dividend reinvestment plan positively impacted shareholders' equity by a total of $4.7 million. Positively impacting shareholders' equity during 2023 was a $14.9 million decline in the after-tax net unrealized loss on available for sale securities.

RESULTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

Summary
We recorded net income of $82.2 million, or $5.13 per basic and diluted share, for 2023, compared to net income of $61.1 million, or $3.85 per basic and diluted share, for 2022. Diluted earnings per share increased $1.28, or 33.2%, during 2023 compared to 2022.

The increase in net income during 2023 compared to 2022 primarily reflected improved net interest income, which more than offset higher levels of noninterest expense and provisions for credit losses. The growth in net interest income mainly stemmed from an increased net interest margin and loan growth. Overhead costs were up in 2023 primarily due to higher salary expense, reflecting annual merit pay increases and market adjustments, along with lower residential mortgage loan deferred salary costs. The provision expense recorded during 2023 mainly reflected allocations necessitated by net loan growth, slower residential mortgage loan prepayment rates and the related extended average life of the portfolio, and changes in environmental factors depicting heightened inherent risk in the commercial construction loan portfolio. The provision expense recorded during 2022 was necessitated by the net increase in required reserve levels stemming from changes to several environmental factors that largely reflected enhanced inherent risk within the commercial loan and residential mortgage loan portfolios, loan growth, and increased specific reserves for certain distressed loan relationships. A higher reserve for residential mortgage loans reflecting slower principal prepayment rates also impacted provision expense during 2022. Excluding nonrecurring transactions, noninterest income was up marginally during 2023 compared to the prior year as increases in credit and debit card income, interest rate swap income, payroll processing fees, and bank owned life insurance income, as well as the improved performance of an equity fund investment, were in large part offset by decreased mortgage banking income and service charges on accounts.

Net Interest Income

Net interest income, the difference between revenue generated from earning assets and the interest cost of funding those assets, is our primary source of earnings. Interest income (adjusted for tax-exempt income) and interest expense totaled $272 million and $77.8 million, respectively, during 2023, providing for net interest income of $194 million. During 2022, interest income and interest expense equaled $182 million and $23.6 million, respectively, providing for net interest income of $158 million. In comparing 2023 with 2022, interest income increased 49.2%, interest expense was up 230%, and net interest income increased 22.3%. The level of net interest income is primarily a function of asset size, as the weighted average interest rate received on earning assets is greater than the weighted average interest cost of funding sources; however, factors such as types and levels of assets and liabilities, the interest rate environment, interest rate risk, asset quality, liquidity, and customer behavior also impact net interest income as well as the net interest margin.

The $35.3 million increase in net interest income in 2023 compared to 2022 primarily resulted from an improved net interest margin and loan portfolio expansion. During 2023, the net interest margin equaled 4.05%, up from 3.33% during 2022 due to a higher yield on average earning assets, which more than offset an increase in the cost of funds. The yield on average earning assets was 5.68% during 2023, an increase from 3.82% during 2022. The higher yield on average earning assets primarily resulted from an increased yield on loans. The yield on loans was 6.25% during 2023, up from 4.50% during 2022 mainly due to higher interest rates on variable-rate commercial loans resulting from the FOMC substantially raising the targeted federal funds rate in an effort to reduce elevated inflation levels. The FOMC increased the targeted federal funds rate by 525 basis points during the period of March 2022 through July 2023, during which time average variable-rate commercial loans represented approximately 64% of average total commercial loans. Improved yields on other interest-earning assets and securities, reflecting the increased interest rate environment, and a change in earning asset mix, consisting of an increase in higher-yielding loans as a percentage of total earning assets, also contributed to the enhanced yield on earning assets. During 2023, earning assets averaged $4.78 billion, up slightly from $4.77 billion during 2022. Average loans increased $340 million, average other interest-earning assets declined $339 million, and average securities were up $13.5 million. The cost of funds rose from 0.49% in 2022 to 1.63% in 2023 primarily due to higher costs of deposits and borrowings, stemming from the increased interest rate environment, and a change in funding mix, mainly consisting of a decrease in noninterest-bearing and lower-cost deposits and an increase in time deposits, reflecting deposit migration and new deposit relationships.

The following table depicts the average balance, interest earned and paid, and weighted average rate of our assets, liabilities and shareholders' equity during 2023, 2022, and 2021. The subsequent table portrays the dollar amount of change in interest income and interest expense of interest-earning assets and interest-bearing liabilities, respectively, segregated between change due to volume and change due to rate. Tax-exempt securities interest income and yield for 2023, 2022, and 2021 have been computed on a tax equivalent basis using a marginal tax rate of 21.0%. Securities interest income was increased by $0.2 million in 2023, 2022, and 2021 for this non-GAAP, but industry standard, adjustment. These adjustments equated to increases in our net interest margin of less than one basis point during all three years.

	Years ended December 31,								
(Dollars in thousands)	2023			2022			2021		
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
Taxable securities	$ 478,759	$ 9,041	1.89%	$ 486,093	$ 7,603	1.56%	$ 390,720	$ 5,127	1.31%
Tax-exempt securities	148,082	3,903	2.64	127,272	2,974	2.34	122,748	2,626	2.14
Total securities	626,841	12,944	2.06	613,365	10,577	1.72	513,468	7,753	1.51
Loans	4,046,815	253,108	6.25	3,706,505	166,848	4.50	3,324,611	135,048	4.06
Other interest-earning assets	106,515	5,546	5.21	445,236	4,654	1.05	671,351	933	0.14
Total earning assets	4,780,171	271,598	5.68	4,765,106	182,079	3.82	4,509,430	143,734	3.19
Allowance for credit losses	(45,590)			(36,993)			(38,003)		
Cash and due from banks	61,797			75,213			69,084		
Other non-earning assets	267,315			251,466			260,623		
Total assets	$5,063,693			$5,054,792			$4,801,134		
Interest-bearing checking accounts	$ 605,220	$ 5,740	0.95%	$ 518,357	$ 1,926	0.37%	$ 498,119	$ 1,469	0.29%
Savings deposits	310,940	392	0.13	404,284	105	0.03	378,312	146	0.04
Money market accounts	899,927	29,149	3.24	888,047	4,071	0.46	756,715	1,617	0.21
Time deposits	567,988	20,163	3.55	385,338	3,935	1.02	472,925	5,882	1.24
Total interest-bearing deposits	2,384,075	55,444	2.33	2,196,026	10,037	0.46	2,106,071	9,114	0.43
Short-term borrowings	206,728	2,847	1.38	200,561	294	0.15	158,855	170	0.11
Federal Home Loan Bank advances	425,363	11,367	2.67	354,136	7,125	2.01	392,575	8,177	2.08
Other borrowings	139,195	8,155	5.86	137,737	6,139	4.46	52,984	1,971	3.72
Total interest-bearing liabilities	3,155,361	77,813	2.47	2,888,460	23,595	0.82	2,710,485	19,432	0.72
Noninterest checking accounts	1,372,840			1,694,857			1,620,480		
Other liabilities	58,465			37,617			19,998		
Total liabilities	4,586,666			4,620,934			4,350,963		
Average equity	477,027			433,858			450,171		
Total liabilities and equity	$5,063,693			$5,054,792			$4,801,134		
Net interest income		$ 193,785			$ 158,484			$ 124,302	
Rate spread			3.21%			3.00%			2.47%
Net interest margin			4.05%			3.33%			2.76%

(Dollars in thousands)	Years ended December 31,					
	2023 over 2022			2022 over 2021		
	Total	Volume	Rate	Total	Volume	Rate
Increase (decrease) in interest income						
Taxable securities	1,438	(761)	2,199	$ 2,476	$ 1,386	$ 1,090
Tax exempt securities	929	1,260	(331)	348	99	249
Loans	86,260	16,457	69,803	31,800	16,377	15,423
Other interest-earning assets	892	(5,802)	6,694	3,721	(415)	4,136
Net change in tax-equivalent interest income	89,519	11,154	78,365	38,345	17,447	20,898
Increase (decrease) in interest expense						
Interest-bearing demand deposits	3,814	372	3,442	457	62	395
Savings deposits	287	(30)	317	(41)	9	(50)
Money market accounts	25,078	55	25,023	2,454	323	2,131
Time deposits	16,228	2,607	13,621	(1,947)	(990)	(957)
Short-term borrowings	2,553	9	2,544	124	51	73
Federal Home Loan Bank advances	4,242	1,612	2,630	(1,052)	(780)	(272)
Other borrowings	2,016	66	1,950	4,168	3,709	459
Net change in interest expense	54,218	4,691	49,527	4,163	2,384	1,779
Net change in tax-equivalent net interest income	$ 35,301	$ 6,463	$ 28,838	$ 34,182	$ 15,063	$ 19,119

Interest income, which is primarily generated from the loan portfolio, increased $89.5 million during 2023 from that earned in 2022, totaling $272 million in 2023 compared to $182 million in 2022. The increase in interest income is mainly attributable to a higher yield on average earning assets and the positive impact of an increased level of average loans. During 2023 and 2022, earning assets had an average yield (tax equivalent-adjusted basis) of 5.68% and 3.82%, respectively. The improved yield on average earning assets primarily resulted from an increased yield on loans, mainly reflecting higher interest rates on variable-rate commercial loans stemming from the previously mentioned FOMC rate hikes. Enhanced yields on other interest-earning assets and securities, reflecting the increased interest rate environment, and a change in earning asset mix, consisting of an increase in higher-yielding loans as a percentage of total earning assets, also contributed to the improved yield on average earning assets. Higher-yielding loans represented 84.7% of earning assets during 2023, up from 77.8% during 2022.

Interest income generated from the loan portfolio increased $86.3 million in 2023 compared to the level earned in 2022. An upturn in loan yield from 4.50% in 2022 to 6.25% in 2023 resulted in a $69.8 million increase in interest income, while growth in the loan portfolio during 2023 resulted in a $16.5 million increase in interest income. The improved yield on loans mainly resulted from a higher yield on commercial loans, which increased from 4.72% during 2022 to 6.84% during 2023 primarily due to the aforementioned FOMC rate increases.

Interest income generated from the securities portfolio increased $2.4 million in 2023 compared to the level earned in 2022. A rise in the yield on securities from 1.72% during 2022 to 2.06% during 2023 resulted in a $1.9 million increase in interest income, while growth in the average balance of the securities portfolio during 2023 resulted in an increase in interest income of $0.5 million. Interest income on other interest-earning assets increased $0.9 million in 2023 from the level earned in 2022; a higher yield on these balances resulted in an increase in interest income of $6.7 million, while a reduction in the average balance of these balances resulted in a decrease in interest income of $5.8 million.

Interest expense is generated from interest-bearing deposits and borrowed funds. Interest expense increased $54.2 million during 2023 from that expensed in 2022, totaling $77.8 million in 2023 compared to $23.6 million in 2022. An increase in the cost of interest-bearing liabilities from 0.82% during 2022 to 2.47% during 2023 resulted in an increase in interest expense of $49.5 million, while growth in the average balance of these liabilities during 2023 resulted in a $4.7 million increase in interest expense. During 2023, interest-bearing liabilities averaged $3.16 billion, representing an increase of $267 million, or 9.2%, from the $2.89 billion average during 2022; average interest-bearing deposits and borrowings were up $188 million and $78.9 million, respectively. During 2023 and 2022, interest-bearing liabilities had a weighted average rate of 2.47% and 0.82%, respectively. The higher average cost of interest-bearing liabilities mainly resulted from increased costs of deposit accounts. A higher cost of borrowings, along with a change in interest-bearing liability mix, also contributed to the increased average cost of interest-bearing liabilities.

The cost of interest-bearing non-time deposit accounts increased from 0.34% during 2022 to 1.94% during 2023, primarily reflecting higher interest rates paid on money market accounts; the higher interest rates mainly reflected the increased interest rate environment. The cost of time deposits rose from 1.02% during 2022 to 3.55% during 2023 due to higher rates paid on time deposits, reflecting the increased interest rate environment, and a change in mix, consisting of an increase in higher-cost out-of-area deposits. During 2023, approximately $191 million in out-of-area time deposits were obtained to increase on-balance sheet liquidity and offset loan growth, seasonal deposit withdrawals, and wholesale fund maturities. The cost of borrowed funds increased from 1.96% during 2022 to 2.90% during 2023, mainly reflecting higher costs of FHLBI advances, sweep accounts, and subordinated debentures stemming from the increased interest rate environment.

A higher average rate paid on interest-bearing non-time deposits during 2023 resulted in a $28.8 million increase in interest expense, while growth of $5.4 million in the average balance of these deposits equated to a $0.4 million increase in interest expense. An increase in the average rate paid on time deposits during 2023 resulted in a $13.6 million increase in interest expense, while growth of $183 million in the average balance of these deposits resulted in a $2.6 million increase in interest expense. The $2.6 million increase in interest expense on short-term borrowings during 2023 almost exclusively stemmed from higher rates paid on sweep accounts. A higher average rate paid on FHLBI advances during 2023 resulted in a $2.6 million increase in interest expense, while growth of $71.2 million in the average balance of advances resulted in a $1.6 million increase in interest expense. During 2023, FHLBI advances totaling $240 million were obtained to augment on-balance sheet liquidity and offset loan expansion, seasonal deposit withdrawals, and wholesale fund maturities. The $2.0 million increase in interest expense on other borrowings almost completely resulted from an increased average rate paid on these borrowings.

Provision for Credit Losses
Provisions for credit losses of $7.7 million and $6.6 million were recorded during 2023 and 2022, respectively. The provision expense recorded during 2023 primarily reflected allocations necessitated by net loan growth, slower residential mortgage loan prepayment rates and the associated extended average life of the portfolio, and changes in environmental factors reflecting heightened inherent risk in the commercial construction loan portfolio. The provision expense recorded during 2022 was necessitated by the net increase in required reserve levels stemming from changes to several environmental factors that largely reflected higher levels of inherent risk within the commercial loan and residential mortgage loan portfolios, loan growth, and increased specific reserves for certain distressed loan relationships. A higher reserve for residential mortgage loans reflecting slower principal prepayment rates also impacted provision expense during 2022. Sustained strength in loan quality metrics, including low levels of loan charge-offs, during 2023 and 2022 significantly mitigated the amount of additional reserves imposed by the previously mentioned factors. Economic forecasts were relatively stable during 2023 and 2022.

Noninterest Income

Noninterest income during 2023 was $32.1 million, representing a marginal increase from the amount recorded during 2022. Gains on sales of other real estate owned totaling $0.4 million were included in noninterest income during 2023, while a bank owned life insurance claim of $0.5 million was included in noninterest income during 2022. Excluding these transactions, noninterest income increased $0.2 million in 2023 compared to 2022. The higher level of noninterest income during 2023 mainly reflected increased credit and debit card income, interest rate swap income, bank owned life insurance income, and payroll processing fees and the improved performance of an equity fund investment, which more than offset decreased mortgage banking income and service charges on accounts. The growth in credit and debit card income and payroll servicing fees during 2023 primarily resulted from the successful marketing of products and services to existing and new customers. The reduction in mortgage banking income mainly stemmed from lower production, the impact of which was partially offset by a higher loan sold percentage, which increased from approximately 35% during 2022 to nearly 53% during 2023. The decline in service charges on accounts year over year reflected a higher earnings credit rate in response to the increasing interest rate environment.

Noninterest Expense

Noninterest expense during 2023 was $115 million, compared to $108 million during 2022. Overhead costs during 2023 included contributions to The Mercantile Bank Foundation (the "Foundation"), a loss on the sale of a former branch facility, and one-time employee benefit and facility-related costs totaling $1.8 million, while overhead costs during 2022 included contributions to the Foundation and a loss on the sale of a former branch facility totaling $1.8 million. Excluding these transactions, the increase in noninterest expense during 2023 primarily resulted from higher salary and benefit costs, largely reflecting annual merit pay increases, market adjustments, lower residential mortgage loan deferred salary costs, an increased bonus accrual, and higher health insurance claims, which more than offset reduced residential mortgage lender commissions and incentives mainly stemming from decreased loan production. The increase in overhead costs during 2023 also resulted from higher allocations to the reserve for unfunded loan commitments and increased levels of Federal Deposit Insurance Corporation ("FDIC") deposit insurance premiums, interest rate swap collateral holding costs, and occupancy costs. The increase in FDIC deposit insurance premiums primarily resulted from an increased industry-wide assessment rate, while the higher occupancy costs mainly stemmed from increased rent expense attributable to office openings.

Federal Income Tax Expense

During 2023, we recorded income before federal income tax of $103 million and a federal income tax expense of $20.5 million, compared to income before federal income tax of $75.8 million and a federal income tax expense of $14.7 million during 2022. The $5.8 million increase in federal income tax expense in 2023 compared to 2022 primarily resulted from the higher level of income before federal income tax. In addition, our election to apply the proportional amortization method to our tax credit equity investments during 2023 resulted in $0.5 million in tax expense being recorded during the year. Amortization costs related to tax credit equity investments were included in noninterest expense in prior years. Our effective tax rate was 19.9% during 2023, compared to 19.4% during 2022. The tax credit equity investments-related tax election negatively impacted the effective tax rate in 2023, while the aforementioned bank owned life insurance death benefit claim, substantially all of which was nontaxable, positively impacted the effective tax rate in 2022.

CAPITAL RESOURCES

Shareholders' equity increased $80.7 million during 2023, totaling $522 million as of December 31, 2023. Positively impacting shareholders' equity was net income of $82.2 million, while negatively affecting shareholders' equity were cash dividends on our common stock totaling $21.0 million. Activity relating to the issuance and sale of common stock through various stock-based compensation programs and our dividend reinvestment plan positively impacted shareholders' equity by a total of $4.7 million. Positively impacting shareholders' equity during 2023 was a $14.9 million decline in the after-tax net unrealized loss on available for sale securities.

We and our bank are subject to regulatory capital requirements administered by state and federal banking agencies. Failure to meet the various capital requirements can initiate regulatory action that could have a direct material effect on the financial statements. As of December 31, 2023, our bank's total risk-based capital ratio was 13.4%, compared to 13.7% at December 31, 2022. Our bank's total regulatory capital increased $75.7 million during 2023, primarily reflecting the net impact of net income totaling $92.5 million and cash dividends paid to us aggregating $26.0 million. Our bank's total risk-based capital ratio was also impacted by a $644 million increase in total risk-weighted assets, in large part reflecting growth within the commercial lending function. As of December 31, 2023, our bank's total regulatory capital equaled $694 million, or approximately $177 million in excess of the amount necessary to attain the 10.0% minimum total risk-based capital ratio, which is among the requirements to be categorized as "well capitalized."

We maintain a stock repurchase program, which is discussed in Part II, Item 5 "Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities" in this Annual Report.

LIQUIDITY

Liquidity is measured by our ability to raise funds through deposits, borrowed funds, capital or cash flow from the repayment of loans and securities. These funds are used to fund loans, meet deposit withdrawals, and operate our company. Liquidity is essential to our business. An inability to maintain sufficient funds through deposits, borrowings, the sale of assets, and other sources could have a material adverse effect on our liquidity. Our access to funding sources in amounts adequate to finance our activities could be impaired by factors that affect us specifically or the financial services industry in general. Liquidity is primarily achieved through local and out-of-area deposits and liquid assets such as securities available for sale, matured and called securities, federal funds sold, and interest-earning deposit balances. Asset and liability management is the process of managing the balance sheet to achieve a mix of earning assets and liabilities that maximizes profitability, while providing adequate liquidity.

To assist in providing needed funds, we have regularly obtained monies from wholesale funding sources. Wholesale funds, comprised of deposits from customers outside of our market areas and advances from the FHLBI, totaled $636 million, or 13.8% of combined deposits and borrowed funds as of December 31, 2023, compared to $308 million, or 7.3% of combined deposits and borrowed funds, as of December 31, 2022. We had $168 million in out-of-area deposits as of December 31, 2023, compared to none as of year-end 2022.

Sweep accounts increased $35.4 million during 2023, totaling $230 million as of December 31, 2023. The aggregate balance of this funding type can be subject to relatively large daily fluctuations given the nature of the customers utilizing this product and the sizable balances that many of the customers maintain. The average balance of sweep accounts equaled $204 million during 2023, with a high balance of $269 million and a low balance of $135 million. Our sweep account program entails transferring collected funds from certain business noninterest-bearing checking accounts to overnight interest-bearing repurchase agreements. Such repurchase agreements are not deposit accounts and are not afforded federal deposit insurance. All of our sweep accounts are accounted for as secured borrowings.

Information regarding our repurchase agreements as of December 31, 2023 and during 2023 is as follows:

(Dollars in thousands)		
Outstanding balance at December 31, 2023	$	229,734
Weighted average interest rate at December 31, 2023		3.17%
Maximum daily balance twelve months ended December 31, 2023	$	269,324
Average daily balance for twelve months ended December 31, 2023	$	204,334
Weighted average interest rate for twelve months ended December 31, 2023		1.33%

FHLBI advances increased $160 million during 2023, totaling $468 million as of December 31, 2023. Bullet advances aggregating $240 million were obtained during 2023, consisting of $160 million to fund loan growth and $80.0 million to replace FHLBI bullet advance maturities. Payments on amortizing FHLBI advances totaled $0.4 million during 2023. FHLBI bullet advances are generally obtained to provide funds for loan growth and are used to assist in managing interest rate risk, while amortizing FHLBI advances are generally acquired to match-fund specific longer-term fixed rate commercial loans, with the dollar amount and amortization structure of the underlying advances reflective of the associated commercial loans. FHLBI advances are collateralized by residential mortgage loans, first mortgage liens on multi-family residential property loans, first mortgage liens on certain commercial real estate property loans, and substantially all other assets of our bank under a blanket lien arrangement. Our borrowing line of credit at year-end 2023 totaled $903 million, with remaining availability based on collateral of $429 million.

We also have the ability to borrow up to $70.0 million on a daily basis through correspondent banks using established unsecured federal funds purchased lines of credit, with an average balance of $2.4 million during 2023. In contrast, our interest-earning deposit account at the Federal Reserve Bank of Chicago averaged $98.5 million during 2023. We have a line of credit through the Discount Window of the Federal Reserve Bank of Chicago. Based on pledged municipal bonds, we could have borrowed up to $26.9 million at December 31, 2023. We have not utilized this line of credit in over ten years, and we do not plan to access this line of credit in future periods.

The following table reflects, as of December 31, 2023, significant fixed and determinable contractual obligations to third parties by payment date, excluding accrued interest:

(Dollars in thousands)	One Year or Less		One to Three Years		Three to Five Years		Over Five Years		Total	
Deposits without a stated maturity	$	3,103,430	$	0	$	0	$	0	$	3,103,430
Time Deposits		657,306		84,284		55,898		0		797,488
Short-term borrowings		229,734		0		0		0		229,734
Federal Home Loan Bank advances		90,827		161,762		191,917		23,404		467,910
Subordinated debentures		0		0		0		49,644		49,644
Subordinated notes		0		0		0		88,971		88,971
Other borrowed money		0		0		0		1,077		1,077
Premises and equipment leases		0		1,371		950		1,316		3,637

In addition to normal loan funding and deposit flow, we must maintain liquidity to meet the demands of certain unfunded loan commitments and standby letters of credit. At December 31, 2023, we had a total of $2.09 billion in unfunded loan commitments and $19.4 million in unfunded standby letters of credit. Of the total unfunded loan commitments, $1.82 billion were commitments available as lines of credit to be drawn at any time as customers' cash needs vary, and $270 million were for loan commitments generally expected to be accepted and become funded within the next 12 to 18 months. We regularly monitor fluctuations in loan balances and commitment levels, and include such data in our liquidity management.

The following table depicts our loan commitments at the end of the past three years:

(Dollars in thousands)	12/31/23	12/31/22	12/31/21
Commercial unused lines of credit	$ 1,557,429	$ 1,283,703	$ 1,098,951
Unused lines of credit secured by 1-4 family residential properties	74,120	71,972	64,313
Credit card unused lines of credit	142,096	123,687	92,146
Other consumer unused lines of credit	50,063	75,747	64,876
Commitments to make loans	270,403	329,646	212,476
Standby letters of credit	19,393	23,539	33,109
Total	$ 2,113,504	$ 1,908,294	$ 1,565,871

We monitor our liquidity position and funding strategies on an ongoing basis, but recognize that unexpected events, economic or market conditions, reductions in earnings performance, declining capital levels, or situations beyond our control could cause liquidity challenges. While we believe it is unlikely that a funding crisis of any significant degree is likely to materialize, we have developed a comprehensive contingency funding plan that provides a framework for meeting liquidity disruptions.

MARKET RISK ANALYSIS

Our primary market risk exposure is interest rate risk and, to a lesser extent, liquidity risk and inflation risk. All of our transactions are denominated in U.S. dollars with no specific foreign exchange exposure. We have only limited agricultural-related loan assets and therefore have no significant exposure to changes in commodity prices. Any impact that changes in foreign exchange rates and commodity prices would have on interest rates is assumed to be insignificant. Interest rate risk is the exposure of our financial condition to adverse movements in interest rates.

Inflation risk is the risk that the values of assets or income from investments will be worth less in the future as inflation decreases the value of money. During the past two years, there was a pronounced rise in inflation. As a result, the FOMC significantly increased interest rates and indicated its intention to continue to do so in an effort to combat inflation. As inflation increases, the value of our investment securities, particularly those with fixed rates and longer maturities, declines. In addition, inflation increases salary and benefit costs, as well as the costs of goods and services we use in our business operations, such as electricity and other utilities, which increases our noninterest expenses. Furthermore, our customers are also affected by inflation and the rising costs of goods and services used in their households and businesses, which could have a negative impact on their ability to repay their loans with us.

We derive our income primarily from the excess of interest collected on interest-earning assets over the interest paid on interest-bearing liabilities. The rates of interest we earn on our assets and owe on our liabilities generally are established contractually for a period of time. Since market interest rates change over time, we are exposed to lower profitability if we cannot adapt to interest rate changes. Accepting interest rate risk can be an important source of profitability and shareholder value; however, excessive levels of interest rate risk could pose a significant threat to our earnings and capital base. Accordingly, effective risk management that maintains interest rate risk at prudent levels is essential to our safety and soundness.

Evaluating the exposure to changes in interest rates includes assessing both the adequacy of the process used to control interest rate risk and the quantitative level of exposure. Our interest rate risk management process seeks to ensure that appropriate policies, procedures, management information systems, and internal controls are in place to maintain interest rate risk at prudent levels with consistency and continuity. In evaluating the quantitative level of interest rate risk, we assess the existing and potential future effects of changes in interest rates on our financial condition, including capital adequacy, earnings, liquidity, and asset quality.

We use two interest rate risk measurement techniques. The first, which is commonly referred to as GAP analysis, measures the difference between the dollar amounts of interest-sensitive assets and liabilities that will be refinanced or repriced during a given time period. A significant repricing gap could result in a negative impact to the net interest margin during periods of changing market interest rates.

The following table depicts our GAP position as of December 31, 2023:

(Dollars in thousands)	Within Three Months		Three to Twelve Months		One to Five Years		After Five Years		Total	
Assets:										
Loans (1)	$	2,399,166	$	90,627	$	1,138,484	$	675,481	$	4,303,758
Securities available for sale (2)		4,648		52,635		243,939		315,870		617,092
Interest-earning deposits		56,125		250		3,750		0		60,125
Mortgage loans held for sale		18,607		0		0		0		18,607
Allowance for credit losses		0		0		0		0		(49,914)
Other assets		0		0		0		0		403,556
Total assets	$	2,478,546	$	143,512	$	1,386,173	$	991,351	$	5,353,224
Liabilities:										
Interest-bearing deposits		2,067,428		445,668		140,182		0		2,653,278
Short-term borrowings		229,734		0		0		0		229,734
Federal Home Loan Bank advances		30,000		60,826		353,679		23,405		467,910
Other borrowed money		50,721		0		88,971		0		139,692
Noninterest-bearing deposits		0		0		0		0		1,247,640
Other liabilities		0		0		0		0		92,825
Total liabilities		2,377,883		506,494		582,832		23,405		4,831,079
Shareholders' equity		0		0		0		0		522,145
Total liabilities & shareholders' equity	$	2,377,883	$	506,494	$	582,832	$	23,405	$	5,353,224
Net asset (liability) GAP	$	100,663	$	(362,982)	$	803,341	$	967,946		
Cumulative GAP	$	100,663	$	(262,319)	$	541,022	$	1,508,968		
Percent of cumulative GAP to total assets		1.9%		(4.9)%		10.1%		28.2%		

(1) Floating rate loans that are currently at interest rate floors are treated as fixed rate loans and are reflected using maturity date and not repricing frequency.
(2) Mortgage-backed securities are categorized by expected maturities based upon prepayment trends as of December 31, 2023.

The second interest rate risk measurement used is commonly referred to as net interest income simulation analysis. We believe that this methodology provides a more accurate measurement of interest rate risk than the GAP analysis, and therefore, it serves as our primary interest rate risk measurement technique. The simulation model assesses the direction and magnitude of variations in net interest income resulting from potential changes in market interest rates.

Key assumptions in the model include prepayment speeds on various loan and investment assets; cash flows and maturities of interest-sensitive assets and liabilities; and changes in market conditions impacting loan and deposit volume and pricing. These assumptions are inherently uncertain and subject to fluctuation and revision in a dynamic environment; therefore, the model cannot precisely estimate net interest income or exactly predict the impact of higher or lower interest rates on net interest income. Actual results will differ from simulated results due to timing, magnitude, and frequency of interest rate changes and changes in market conditions and our strategies, among other factors.

We conducted multiple simulations as of December 31, 2023, in which it was assumed that changes in market interest rates occurred ranging from up 300 basis points to down 300 basis points in equal quarterly instalments over the next twelve months. The following table reflects the suggested dollar and percentage changes in net interest income over the next twelve months in comparison to the $204 million in net interest income projected using our balance sheet amounts and anticipated replacement rates as of December 31, 2023. The resulting estimates are generally within our policy parameters established to manage and monitor interest rate risk.

(Dollars in thousands) Interest Rate Scenario	Dollar Change In Net Interest Income	Percent Change In Net Interest Income
Interest rates down 300 basis points	$ (16,900)	(8.3)%
Interest rates down 200 basis points	(13,900)	(6.8)
Interest rates down 100 basis points	(6,200)	(3.0)
Interest rates up 100 basis points	7,100	3.5
Interest rates up 200 basis points	14,300	7.0
Interest rates up 300 basis points	21,200	10.4

In addition to changes in interest rates, the level of future net interest income is also dependent on a number of other variables, including: the growth, composition, and absolute levels of loans, deposits, and other earning assets and interest-bearing liabilities; level of nonperforming assets; economic and competitive conditions; potential changes in lending, investing, and deposit gathering strategies; client preferences; and other factors.

Shareholders and Board of Directors
Mercantile Bank Corporation
Grand Rapids, Michigan

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Mercantile Bank Corporation (the "Company") as of December 31, 2023, the related consolidated statements of income, comprehensive income (loss), changes in shareholders' equity, and cash flows for the year ended December 31, 2023, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2023, and the results of its operations and its cash flows for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") and our report dated March 1, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for the consolidated financial statements. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements, and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for Credit Losses – General Reserve

As described in Notes 1 and 3 to the consolidated financial statements, management's estimate of the allowance for credit losses (ACL) at December 31, 2023, includes a reserve on collectively evaluated loans. The reserve on collectively evaluated loans is based on the bank's historical loss rate adjusted for changes in macroeconomic conditions and qualitative factors. The reserve is based on an institution-specific historical average loss rate applied over the remaining life of loans. During each reporting period, management considers the need to adjust the historical loss rates to reflect the extent to which they expect current conditions and reasonable and supportable economic forecasts to differ from the conditions that existed for the period over which the historical loss information was determined. Management's adjustment for qualitative factors is based on the impact of changes in lending policies and procedures, changes in the nature and volume of the loan portfolio, changes in the experience, ability and depth of lending management and staff, changes in the volume and severity of past due loans, nonaccrual loans and adversely classified loans, changes in the quality of the credit review function, changes in the value of underlying collateral dependent loans, existence and effect of any concentrations of credit and any changes in such, effect of other factors such as competition and legal and regulatory requirements, and historical loss rate information.

Significant judgment was required by management in the selection and measurement of qualitative factor adjustments. Accordingly, performing audit procedures to evaluate the Company's estimated ACL involved a high degree of auditor judgment and required significant effort, including the involvement of professionals with specialized skill and knowledge.

Our audit procedures related to the Company's estimate of the ACL included, but were not limited to, the following:

- We tested the design and operating effectiveness of management's controls over the determination of the qualitative factor adjustments.

- We obtained an understanding of management's process for determining the need for qualitative factor adjustments, identifying appropriate factors, and measuring the direction and magnitude of the adjustment.

- We evaluated management's rationale for determining qualitative adjustments were relevant and warranted for each loan segment and assessed the measurement of qualitative factor adjustments applied by management.

- Where applicable, we tested the accuracy and completeness of data used by management in the measurement of qualitative factor adjustments or vouched factors to relevant external data sources.

- We assessed changes in qualitative factors against overall trends in credit quality within the Company and broader trends within the industry and local and national economies to evaluate reasonableness of management's qualitative factor adjustments.

/s/ Plante & Moran, PLLC
Plante & Moran, PLLC

We have served as the Company's auditor since 2023.

Grand Rapids, Michigan
March 1, 2024

Shareholders and Board of Directors
Mercantile Bank Corporation
Grand Rapids, Michigan

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting as of December 31, 2023 of Mercantile Bank Corporation (the "Company"), based on criteria establised in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO framework"). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the criteria established in the COSO framework.

We also have audited the consolidated balance sheets of the Company as of December 31, 2023, the related consolidated statements of income, comprehensive income (loss), changes in shareholders' equity, and cash flows for each of the year ended December 31, 2023, and the related notes (collectively referred to as the "consolidated financial statements"), in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"). Our report dated March 1, 2024, expresses an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report by Mercantile Bank Corporation's Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of internal control over financial reporting in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Plante & Moran, PLLC
Plante & Moran, PLLC

We have served as the Company's auditor since 2023.

Grand Rapids, Michigan
March 1, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Mercantile Bank Corporation
Grand Rapids, Michigan

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Mercantile Bank Corporation (the "Company") as of December 31, 2022, the related consolidated statements of income and comprehensive income (loss), changes in shareholders' equity, and cash flows for each of the two years in the period ended December 31, 2022, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 1 to the consolidated financial statements, the Company has changed its method of accounting for the recognition and measurement of credit losses as of January 1, 2022 due to the adoption of ASC Topic 326, Financial Instruments – Credit Losses.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ BDO USA, P.C.
BDO USA, P.C.

We served as the Company's auditor from 2006 to 2023.

Grand Rapids, Michigan
March 3, 2023

REPORT BY MERCANTILE BANK CORPORATION'S MANAGEMENT
ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining an effective system of internal control over financial reporting that is designed to produce reliable financial statements presented in conformity with generally accepted accounting principles. There are inherent limitations in the effectiveness of any system of internal control. Accordingly, even an effective system of internal control can provide only reasonable assurance with respect to financial statement preparation.

Management assessed the Company's system of internal control over financial reporting that is designed to produce reliable financial statements presented in conformity with generally accepted accounting principles as of December 31, 2023. This assessment was based on criteria for effective internal control over financial reporting described in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management believes that, as of December 31, 2023, Mercantile Bank Corporation maintained an effective system of internal control over financial reporting that is designed to produce reliable financial statements presented in conformity with generally accepted accounting principles based on those criteria.

The Company's independent auditors have issued an audit report on the effectiveness of the Company's internal control over financial reporting as found on page F-29.

Mercantile Bank Corporation

/s/ Robert B. Kaminski, Jr.
Robert B. Kaminski, Jr.
President and Chief Executive Officer

/s/ Charles E. Christmas
Charles E. Christmas
Executive Vice President, Chief Financial Officer and Treasurer

MERCANTILE BANK CORPORATION
CONSOLIDATED BALANCE SHEETS
December 31, 2023 and 2022

(Dollars in thousands)	2023	2022
ASSETS		
Cash and due from banks	$ 70,408	$ 61,894
Other interest-earning assets	60,125	34,878
Total cash and cash equivalents	130,533	96,772
Securities available for sale	617,092	602,936
Federal Home Loan Bank stock	21,513	17,721
Mortgage loans held for sale	18,607	3,565
Loans	4,303,758	3,916,619
Allowance for credit losses	(49,914)	(42,246)
Loans, net	4,253,844	3,874,373
Premises and equipment, net	50,928	51,476
Bank owned life insurance	85,668	80,727
Goodwill	49,473	49,473
Other assets	125,566	95,576
Total assets	$ 5,353,224	$ 4,872,619
LIABILITIES AND SHAREHOLDERS' EQUITY		
Deposits		
Noninterest-bearing	$ 1,247,640	$ 1,604,750
Interest-bearing	2,653,278	2,108,061
Total deposits	3,900,918	3,712,811
Securities sold under agreements to repurchase	229,734	194,340
Federal Home Loan Bank advances	467,910	308,263
Subordinated debentures	49,644	48,958
Subordinated notes	88,971	88,628
Accrued interest and other liabilities	93,902	78,211
Total liabilities	4,831,079	4,431,211
Commitments and contingent liabilities (Note 12)		
Shareholders' equity		
Preferred stock, no par value; 1,000,000 shares authorized; 0 shares outstanding at December 31, 2023 and December 31, 2022	0	0
Common stock, no par value; 40,000,000 shares authorized; 16,125,662 shares outstanding at December 31, 2023 and 15,994,884 shares outstanding at December 31, 2022	295,106	290,436
Retained earnings	277,526	216,313
Accumulated other comprehensive gain/(loss)	(50,487)	(65,341)
Total shareholders' equity	522,145	441,408
Total liabilities and shareholders' equity	$ 5,353,224	$ 4,872,619

MERCANTILE BANK CORPORATION
CONSOLIDATED STATEMENTS OF INCOME
Years ended December 31, 2023, 2022 and 2021

(Dollars in thousands, except per share data)	2023	2022	2021
Interest income			
Loans, including fees	$ 253,108	$ 166,848	$ 135,048
Securities, taxable	9,041	7,603	5,127
Securities, tax-exempt	3,663	2,734	2,386
Other interest-earning assets	5,546	4,654	933
Total interest income	271,358	181,839	143,494
Interest expense			
Deposits	55,444	10,037	9,114
Short-term borrowings	2,847	294	170
Federal Home Loan Bank advances	11,367	7,125	8,177
Subordinated debentures and other borrowings	8,155	6,139	1,971
Total interest expense	77,813	23,595	19,432
Net interest income	193,545	158,244	124,062
Provision (benefit) for credit losses	7,700	6,550	(4,300)
Net interest income after provision for credit losses	185,845	151,694	128,362
Noninterest income			
Service charges on deposit and sweep accounts	4,954	5,952	5,078
Mortgage banking activities	7,595	8,664	29,959
Credit and debit card fees	8,914	8,216	7,516
Interest rate swap program fees	3,946	3,488	6,862
Payroll processing	2,509	2,178	1,815
Earnings on bank owned life insurance	1,500	1,678	1,164
Gain on sale of branch	0	0	1,058
Other income	2,725	1,901	2,768
Total noninterest income	32,143	32,077	56,220
Noninterest expense			
Salaries and benefits	68,801	65,124	66,447
Occupancy	9,150	8,362	8,088
Furniture and equipment rent, depreciation and maintenance	3,464	3,614	3,654
Data processing	11,618	12,359	11,104
Advertising	1,565	1,445	1,175
FDIC insurance costs	2,258	1,239	1,820
Charitable foundation contributions	666	1,514	4,020
Other expense	17,767	14,324	14,558
Total noninterest expense	115,289	107,981	110,866
Income before federal income tax expense	102,699	75,790	73,716
Federal income tax expense	20,482	14,727	14,695
Net income	$ 82,217	$ 61,063	$ 59,021
Earnings per common share:			
Basic	$ 5.13	$ 3.85	$ 3.69
Diluted	$ 5.13	$ 3.85	$ 3.69

See accompanying notes to consolidated financial statements.

MERCANTILE BANK CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
Years ended December 31, 2023, 2022 and 2021

(Dollars in thousands)		2023		2022		2021
Net income	$	82,217	$	61,063	$	59,021
Other comprehensive income (loss):						
Unrealized holding gains (losses) on securities available for sale		18,804		(77,990)		(11,664)
Total other comprehensive income (loss)		18,804		(77,990)		(11,664)
Tax effect of unrealized holding gains (losses) on securities available for sale		(3,950)		16,378		2,449
Total tax effect of other comprehensive income (loss)		(3,950)		16,378		2,449
Other comprehensive income (loss), net of tax effect		14,854		(61,612)		(9,215)
Comprehensive income (loss)	$	**97,071**	$	**(549)**	$	**49,806**

MERCANTILE BANK CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
Years ended December 31, 2023, 2022 and 2021

(Dollars in thousands except per share amounts)	Preferred Stock		Common Stock		Retained Earnings		Accumulated Other Comprehensive Income/(Loss)		Total Shareholders' Equity
Balances, January 1, 2021	$	0	$	302,029	$	134,039	$	5,486	$	441,554
Employee stock purchase plan (1,481 shares)				48					48
Dividend reinvestment plan (27,562 shares)				877					877
Stock option exercises, net (2,000 shares)				50					50
Stock grants to directors for retainer fees (10,489 shares)				344					344
Stock-based compensation expense				3,784					3,784
Share repurchase program (683,191 shares)				(21,380)					(21,380)
Cash dividends ($1.18 per common share)						(18,524)			(18,524)
Net income for 2021						59,021			59,021
Change in net unrealized gain/(loss) on securities available for sale, net of tax effect								(9,215)	(9,215)
Balances, December 31, 2021	$	0	$	285,752	$	174,536	$	(3,729)	$	456,559

MERCANTILE BANK CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (Continued)
Years ended December 31, 2023, 2022 and 2021

(Dollars in thousands except per share amounts)	Preferred Stock	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income/(Loss)	Total Shareholders' Equity
Balances, January 1, 2022	$ 0	$ 285,752	$ 174,536	$ (3,729)	$ 456,559
Adoption of ASU 2016-13			316		316
Employee stock purchase plan (1,388 shares)		45			45
Dividend reinvestment plan (25,941 shares)		867			867
Stock option exercises, net (1,355 shares)		36			36
Stock grants to directors for retainer fees (11,166 shares)		359			359
Stock-based compensation expense		3,377			3,377
Cash dividends ($1.26 per common share)			(19,602)		(19,602)
Net income for 2022			61,063		61,063
Change in net unrealized gain/(loss) on securities available for sale, net of tax effect				(61,612)	(61,612)
Balances, December 31, 2022	$ 0	$ 290,436	$ 216,313	$ (65,341)	$ 441,408

MERCANTILE BANK CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (Continued)
Years ended December 31, 2023, 2022 and 2021

(Dollars in thousands except per share amounts)	Preferred Stock	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income/(Loss)	Total Shareholders' Equity
Balances, January 1, 2023	$ 0	$ 290,436	$ 216,313	$ (65,341)	$ 441,408
Employee stock purchase plan (1,410 shares)		45			45
Dividend reinvestment plan (27,306 shares)		891			891
Stock grants to directors for retainer fees (11,529 shares)		350			350
Stock-based compensation expense		3,384			3,384
Cash dividends ($1.34 per common share)			(21,004)		(21,004)
Net income for 2023			82,217		82,217
Change in net unrealized gain/(loss) on securities available for sale, net of tax effect				14,854	14,854
Balances, December 31, 2023	$ 0	$ 295,106	$ 277,526	$ (50,487)	$ 522,145

See accompanying notes to consolidated financial statements.

MERCANTILE BANK CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2023, 2022 and 2021

(Dollars in thousands)	2023	2022	2021
Cash flows from operating activities			
Net income	$ 82,217	$ 61,063	$ 59,021
Adjustments to reconcile net income to net cash from operating activities:			
Depreciation and amortization	11,496	12,945	13,678
Accretion of acquired loans	0	0	(135)
Provision for credit losses	7,700	6,550	(4,300)
Deferred income tax expense (benefit)	(2,036)	(1,353)	2,020
Stock-based compensation expense	3,384	3,377	3,784
Stock grants to directors for retainer fee	350	359	344
Proceeds from sales of mortgage loans held for sale	196,217	237,779	686,418
Origination of mortgage loans held for sale	(204,727)	(217,030)	(649,245)
Net gain on sales of mortgage loans held for sale	(6,532)	(8,197)	(30,402)
Net gain from sales and valuation write-downs of foreclosed assets	(419)	(69)	(78)
Net (gain) loss from sale and write-downs on former bank premises	2	275	(140)
Net (gain) loss from sales and disposals of premises and equipment	471	(36)	246
Earnings on bank owned life insurance	(1,500)	(1,678)	(1,164)
Gain on sale of branch	0	0	(1,058)
Net (gain) loss on instruments designated at fair value and related derivatives	257	(45)	224
Net change in:			
Accrued interest receivable	(4,330)	(6,165)	1,528
Other assets	(30,189)	(437)	(12,655)
Accrued interest and other liabilities	14,252	32,524	(3,513)
Net cash from operating activities	66,613	119,862	64,573
Cash flows from investing activities			
Purchases of securities available for sale	(19,941)	(107,011)	(298,708)
Proceeds from maturities, calls and repayments of securities available for sale	24,142	17,984	80,432
Loan originations and payments, net	(387,283)	(462,427)	(267,899)
Proceeds from Federal Home Loan Bank stock redemption	0	281	0
Purchases of Federal Home Loan Bank stock	(3,792)	0	0
Purchases of bank owned life insurance	(3,500)	(4,500)	(2,000)
Proceeds from bank owned life insurance death benefits claim	0	628	0
Net cash transferred in branch sale	0	0	(2,679)
Purchases of premises and equipment and lease activity	(6,687)	(3,017)	(5,602)
Proceeds from sales of former bank premises	598	2,994	753
Proceeds from sales of foreclosed assets	531	69	196
Net cash for investing activities	(395,932)	(554,999)	(495,507)
Cash flows from financing activities			
Net (decrease) increase in time deposits	422,781	(57,189)	(120,512)
Net (decrease) increase in all other deposits	(234,674)	(313,193)	806,796
Net (decrease) increase in securities sold under agreements to repurchase	35,394	(3,123)	79,098
Proceeds from Federal Home Loan Bank advances	240,000	28,263	0
Maturities of Federal Home Loan Bank advances	(80,353)	(94,000)	(20,000)
Net proceeds from subordinated notes issuance	0	14,645	73,635
Proceeds from stock option exercises, net of cashless exercises	0	36	50
Employee stock purchase plan	45	45	48
Dividend reinvestment plan	891	867	877
Repurchases of common stock	0	0	(21,380)
Payment of cash dividends to common shareholders	(21,004)	(19,602)	(18,524)
Net cash (for) from financing activities	363,080	(443,251)	780,088

See accompanying notes to consolidated financial statements.

MERCANTILE BANK CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
Years ended December 31, 2023, 2022 and 2021

(Dollars in thousands)	2023	2022	2021
Net change in cash and cash equivalents	33,761	(878,388)	349,154
Cash and cash equivalents at beginning of period	96,772	975,160	626,006
Cash and cash equivalents at end of period	$ 130,533	$ 96,772	$ 975,160
Supplemental disclosures of cash flows information			
Cash paid during the year for:			
Interest	$ 72,024	$ 21,765	$ 20,352
Federal income taxes	24,850	11,200	17,550
Noncash financing and investing activities:			
Transfers from loans to foreclosed assets	112	0	30
Transfers from bank premises to other real estate owned	800	0	0
Transfers from premises and equipment to other assets	0	2,847	0

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation: The consolidated financial statements include the accounts of Mercantile Bank Corporation ("Mercantile") and its subsidiaries, Mercantile Bank ("our bank") and Mercantile Community Partners LLC ("MCP"), and of Mercantile Insurance Center, Inc. ("our insurance company"), a subsidiary of our bank, after elimination of significant intercompany transactions and accounts.

Mercantile has five separate business trusts: Mercantile Bank Capital Trust I, Firstbank Capital Trust I, Firstbank Capital Trust II, Firstbank Capital Trust III and Firstbank Capital Trust IV ("our trusts"). Our trusts were formed to issue trust preferred securities. We issued subordinated debentures to our trusts in return for the proceeds raised from the issuance of the trust preferred securities. Our trusts are not consolidated, but instead we report the subordinated debentures issued to the trusts as liabilities.

Nature of Operations: Mercantile was incorporated on July 15, 1997 to establish and own the bank based in Grand Rapids, Michigan. Our bank began operations on December 15, 1997. We completed the merger of Firstbank Corporation ("Firstbank"), a Michigan corporation with approximately $1.5 billion in total assets and 46 branch locations, into Mercantile as of June 1, 2014.

Mercantile is a financial holding company whose principal activity is the ownership and management of our bank and operates a single significant business segment. Our bank is a community-based financial institution. Our bank's primary deposit products are checking, savings, and term certificate accounts, and its primary lending products are commercial loans, residential mortgage loans, and instalment loans. Substantially all loans are secured by specific items of collateral including business assets, real estate or consumer assets. Commercial loans are expected to be repaid from cash flow from operations of businesses. Real estate loans are secured by commercial or residential real estate. We have no material foreign loans or significant overdraft balances. Our bank's loan accounts and retail deposits are primarily with customers located in the communities in which we have bank office locations. As an alternative source of funds, our bank has also issued certificates of deposit to depositors outside of its primary market areas. Substantially all revenues are derived from banking products and services and investment securities. While we monitor the revenue streams of the various products and services offered, we manage our business on the basis of one operating segment, banking.

Our insurance company acquired an existing shelf insurance agency effective April 15, 2002. An Agency and Institution Agreement was entered into among our insurance company, our bank and Hub International for the purpose of providing programs of mass marketed personal lines of insurance. Insurance product offerings include private passenger automobile, homeowners, personal inland marine, boat owners, recreational vehicle, dwelling fire, umbrella policies, small business and life insurance products, all of which are provided by and written through companies that have appointed Hub International as their agent. To date, we have not provided the insurance products noted above and currently have no plans to do so.

We have evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued.

Use of Estimates: To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and actual results could differ. The allowance for credit losses and the fair values measurements are particularly subject to change.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Coronavirus Pandemic: Although virtually all related restrictions have been terminated, impacts remain across national and global economies due to the pandemic of coronavirus disease 2019 ("Covid-19") caused by severe acute respiratory syndrome coronavirus 2 (the "Coronavirus Pandemic"). Overall, the Coronavirus Pandemic has caused a sustained global economic slowdown of varying durations across different industries. The Coronavirus Pandemic has had a significant impact on our financial condition and operating results since its onset in March, 2020. Federal government stimulus programs resulted in a massive increase to the money supply, providing significant inflationary pressures that the Federal Reserve's Federal Open Market Committee ("FOMC") has been attempting to manage through substantial increases in the federal funds rate since March, 2022. In addition, we experienced significant growth in liquidity during 2021 and 2022 as federal government stimulus monies were deposited by program recipients, providing for sizable impacts to our operating performance as well as our capital and liquidity positions during both years.

The Paycheck Protection Program ("PPP") reflected a substantial expansion of the Small Business Administration's 100% guaranteed 7(a) loan program. The PPP provided 100% guaranteed loans to cover specific operating costs. PPP loans were eligible to be forgiven based upon certain criteria. Any remaining balance after forgiveness is maintained at the 100% guarantee for the duration of the loan. The interest rate on the loan is fixed at 1.00%, with the financial institution receiving a loan origination fee from the Small Business Administration. The loan origination fees, net of the direct origination costs, are accreted into interest income on loans using the level yield methodology. The program ended on August 8, 2020. We originated approximately 2,200 loans aggregating $554 million. As of December 31, 2023, we recorded forgiveness transactions on all but four loans aggregating $0.1 million. The Consolidated Appropriations Act, 2021 authorized an additional $284 billion in Second Draw PPP loans ("Second Draw"). This program ended on May 31, 2021. Under the Second Draw, we originated approximately 1,200 loans aggregating $209 million. As of December 31, 2023, we recorded forgiveness transactions on all but five loans aggregating $0.2 million.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and Cash Equivalents and Cash Flow Reporting: Cash and cash equivalents include cash on hand, demand deposits with other financial institutions, short-term investments and federal funds sold. Cash flows are reported net for customer loan and deposit transactions, interest-earning deposits invested with other financial institutions and short-term borrowings with maturities of 90 days or less.

Debt Securities: Debt securities classified as held to maturity are carried at amortized cost when management has the positive intent and ability to hold them to maturity. Debt securities available for sale consist of bonds which might be sold prior to maturity due to a number of factors, including changes in interest rates, prepayment risks, yield, availability of alternative investments or liquidity needs. Debt securities classified as available for sale are reported at their fair value. For available for sale debt securities in an unrealized loss position, we first assess whether we intend to sell, or if it is more likely than not that we will be required to sell the security before recovery of the amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the debt security's amortized cost basis is written down to fair value through income with the establishment of an allowance. For debt securities available for sale that do not meet the aforementioned criteria, we evaluate whether any decline in fair value is due to credit loss factors. In making this assessment, we consider any changes to the rating of the security by a rating agency and adverse conditions specifically related to the issuer of the security, among other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of the cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance is recorded for the credit loss, limited by the amount that the fair value is less than the amortized cost basis. Any impairment that has not been recorded through an allowance is recognized in other comprehensive income.

Changes in the allowance are recorded as provisions for (or reversal of) credit loss expense. Losses are charged against the allowance when the collectability of an available for sale debt security is confirmed or when either of the criteria regarding intent or requirement to sell is met. At December 31, 2023, there was no allowance related to the available for sale debt securities portfolio.

Interest income includes amortization of purchase premiums and accretion of discounts. Premiums and discounts on securities are amortized or accreted on the level-yield method without anticipating prepayments, except for mortgage-backed securities where prepayments are anticipated. Gains and losses on sales are recorded on the trade date and determined using the specific identification method.

Accrued interest receivable on available for sale debt securities totaling $2.6 million and $2.5 million at December 31, 2023 and 2022, respectively, was reported in other assets on the Consolidated Balance Sheets. Management has made the accounting policy election to exclude accrued interest receivable on available for sale securities from the estimate of credit losses as accrued interest is written off in a timely manner when deemed uncollectible.

Federal Home Loan Bank Stock: Our bank owns stock of the Federal Home Loan Bank of Indianapolis ("FHLBI"). FHLBI is a governmental sponsored entity that requires banks to invest in their nonmarketable stock as a condition of membership. FHLBI members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. FHLBI stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. The ability to redeem the shares owned is dependent on the redemption practice of the FHLBI. Dividends are recorded in income on the ex-dividend date.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

<u>Loans</u>: Loans that we have the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding outstanding adjusted for partial charge-offs, the allowance, net of deferred loan fees and costs. Interest income on loans is accrued over the term of the loans primarily using the simple interest method based on the principal balance outstanding. Accrued interest is included in other assets in the Consolidated Balance Sheets. Loan origination fees and certain direct costs incurred to extend credit are deferred and amortized over the term of the loan or loan commitment period as an adjustment to the related loan yield.

Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized in interest income using the level-yield method without anticipating prepayments. Net unamortized deferred loan costs amounted to $2.4 million and $1.0 million at December 31, 2023 and 2022, respectively.

Interest income on commercial loans and mortgage loans is discontinued at the time the loan is 90 days delinquent unless the loan is well-secured and in process of collection. Consumer and credit card loans are typically charged off no later than when they are 120 days past due. Past due status is based on the contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged off at an earlier date if collection of principal and interest is considered doubtful. All interest accrued but not received for loans placed on nonaccrual is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

<u>Commercial Loan Participations</u>: As part of our credit risk administration practices and to manage exposure limits, we engage in commercial loan participations with other financial institutions from time-to-time. In all instances, the commercial loans are participated at par with no loan yield adjustments; therefore, no gain or loss on sale, or servicing right, is recorded. We retain a large portion of the loan exposure and continue to service the lending relationship. Commercial loan participations aggregated $46.7 million and $33.5 million as of December 31, 2023 and 2022, respectively.

<u>Loans Held for Sale</u>: Mortgage loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or fair value, as determined by outstanding commitments from investors. Net unrealized losses, if any, are recorded as a valuation allowance and charged to earnings. Mortgage loans held for sale are generally sold with servicing rights retained. Gains and losses on sales of mortgage loans are based on the difference between the selling price and the carrying value of the related mortgage loan sold, which is reduced by the cost allocated to the servicing right. We generally lock in the sale price to the purchaser of the mortgage loan at the same time we make an interest rate commitment to the borrower.

Year-end mortgage loans held for sale were as follows:

(Dollars in thousands)	2023	2022
Mortgage loans held for sale	$ 18,607	$ 3,565
Less: Allowance to adjust to lower of cost or market	0	0
Mortgage loans held for sale, net	$ 18,607	$ 3,565

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Mortgage Loan Derivatives: We enter into forward contracts and interest rate lock commitments in the ordinary course of business, which are accounted for as derivatives. The derivatives are not designated as hedges and are carried at fair value. The net gain or loss on derivatives is included in mortgage banking activities in the Consolidated Statements of Income. The net balance of mortgage loan derivatives aggregated to a liability of less than $0.1 million at December 31, 2023 and an asset of less than $0.1 million as of December 31, 2022.

Mortgage Banking Activities: Mortgage loan servicing rights are recognized as assets based on the allocated value of retained servicing rights on mortgage loans sold. Mortgage loan servicing rights are carried at the lower of amortized cost or fair value and are expensed in proportion to, and over the period of, estimated net servicing revenues. Impairment is evaluated based on the fair value of the rights using groupings of the underlying mortgage loans as to interest rates. Any impairment of a grouping is reported as a valuation allowance.

Servicing fee income is recorded for fees earned for servicing mortgage loans. The fees are based on a contractual percentage of the outstanding principal or a fixed amount per loan and are recorded as income when earned. Amortization of mortgage loan servicing rights is netted against mortgage loan servicing income and recorded in mortgage banking activities in the Consolidated Statements of Income.

Accounting for mortgage servicing rights is based on the class of mortgage servicing rights. We have identified four classes of mortgage servicing rights based on the initial term of the underlying mortgage loans: 10 years, 15 years, 20 years and 30 years. We distinguish between these classes based on the differing sensitivities to the change in value from changes in mortgage interest rates. Mortgage servicing rights are initially recorded at fair value, and then are accounted for using the amortization method. Netted against mortgage banking income, mortgage servicing rights amortization expense is reported as noninterest income in the Consolidated Statements of Income. Mortgage servicing rights amortization is determined by amortizing the mortgage servicing rights balance in proportion to, and over the period of the estimated future net servicing income, of the underlying mortgage loans.

Interest rate risk, prepayment risk and default risk are inherent in mortgage servicing rights valuation. Interest rate changes largely drive prepayment rates. Refinance activity generally increases as interest rates decline. A significant decrease in interest rates beyond expectation could cause a decline in the value of mortgage servicing rights. On the contrary, borrowers are less likely to refinance or prepay their mortgage loans if interest rates increase, which would extend the duration of the underlying mortgage loans and the associated mortgage servicing rights value would likely rise. Because of these risks, discount rates and prepayment speeds are used to estimate the fair value of mortgage servicing rights.

Troubled Debt Restructurings: The accounting guidance for troubled debt restructurings by creditors in Subtopic 310-40, Receivables – Troubled Debt Restructurings by Creditors was eliminated upon our adoption of ASU No. 2022-02 Financial Instruments – Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures which was effective January 1, 2023. ASU No. 2022-02 eliminated troubled debt restructurings recognition and measurement guidance and, instead, requires that entities evaluate (consistent with the accounting for other loan modifications) whether the modification represents a new loan or a continuation of an existing loan. See further discussion on ASU No. 2022-02 within "Recent Accounting Changes Adopted."

Prior to the adoption of ASU No. 2022-02, a loan was accounted for as a troubled debt restructuring if we, for economic or legal reasons, granted a concession to a borrower considered to be experiencing financial difficulties that we would not otherwise consider. A troubled debt restructuring may have involved the receipt of assets from the debtor in partial or full satisfaction of the loan, or a modification of terms such as a reduction of the stated interest rate or balance of the loan, a reduction of accrued interest, an extension of the maturity date or renewal of the loan at a stated interest rate lower than the current market rate for a new loan with similar risk, or some combination of these concessions. Troubled debt restructurings could be in either accrual or nonaccrual status. Nonaccrual troubled debt restructurings were included in nonperforming loans. Accruing troubled debt restructurings were generally excluded from nonperforming loans as it was considered probable that all contractual principal and interest due under the restructured terms would be collected.

In accordance with previous accounting guidance, loans modified as troubled debt restructurings were, by definition, considered to be impaired loans. Impairment for these loans were measured on a loan-by-loan basis. Certain loans modified as troubled debt restructurings may have been previously measured for impairment under a general allowance methodology (i.e., pooling), thus at the time the loan is modified as a troubled debt restructuring the allowance may have been impacted by the difference between the results of these two measurement methodologies. Loans modified as troubled debt restructurings that subsequently default are factored into the determination of the allowance in the same manner as other defaulted loans. Our bank has chosen to continue to individually assess loans previously identified as troubled debt restructurings for allowance for credit losses purposes; thus, there was no change to the allowance for credit losses upon adoption.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Allowance for Credit Losses ("Allowance"): The allowance is a valuation account that is deducted from the loans' amortized cost basis to present the net amount expected to be collected on the loans. The allowance is increased by provision expense and decreased by charge-offs, net of recoveries of amounts previously charged-off. Loans are charged-off against the allowance when we believe the uncollectibility of a loan balance is confirmed. The allowance is measured on a collective pool basis when similar risk characteristics exist and on an individual basis when a loan exhibits unique risk characteristic which differentiate the loan from other loans within the loan segments. Loan segments are further discussed in Note 3 - Loans and Allowance for Credit Losses.

The "remaining life methodology" is utilized for substantially all loan pools. This non-discounted cash flow approach projects an estimated future amortized cost basis based on current loan balance and repayment terms. Our historical loss rate is then applied to future loan balances at the instrument level based on remaining contractual life adjusted for amortization, prepayment and default to develop a baseline lifetime loss. The baseline lifetime loss is adjusted for changes in macroeconomic conditions over the reasonable and supportable forecast and reversion periods via a series of macroeconomic forecast inputs, such as gross domestic product, unemployment rates, interest rates, credit spreads, stock market volatility and property price indices, to quantify the impact of current and forecasted economic conditions on expected loan performance.

Reasonable and supportable economic forecasts have to be incorporated in determining expected credit losses. The forecast period represents the time frame from the current period end through the point in time that we can reasonably forecast and support entity and environmental factors that are expected to impact the performance of our loan portfolio. Ideally, the economic forecast period would encompass the contractual terms of all loans; however, the ability to produce a forecast that is considered reasonable and supportable becomes more difficult or may not be possible in later periods. The contractual term generally excludes potential extensions, renewals and modifications.

Subsequent to the end of the forecast period, we revert to historical loan data based on an ongoing evaluation of each economic forecast in relation to then current economic conditions as well as any developing loan loss activity and resulting historical data. We are not required to develop and use our own economic forecast model, and elect to utilize economic forecasts from third-party providers that analyze and develop forecasts of the economy for the entire United States at least quarterly.

During each reporting period, we also consider the need to adjust the historical loss rates as determined to reflect the extent to which we expect current conditions and reasonable and supportable economic forecasts to differ from the conditions that existed for the period over which the historical loss information was determined. These qualitative adjustments may increase or decrease our estimate of expected future credit losses.

Our qualitative factors include:
- o   Changes in lending policies and procedures
- o   Changes in the nature and volume of the loan portfolio and in the terms of loans
- o   Changes in the experience, ability and depth of lending management and other relevant staff
- o   Changes in the volume and severity of past due loans, nonaccrual loans and adversely classified loans
- o   Changes in the quality of the loan review program
- o   Changes in the value of underlying collateral dependent loans
- o   Existence and effect of any concentrations of credit and any changes in such
- o   Effect of other factors such as competition and legal and regulatory requirements
- o   Local or regional conditions that depart from the conditions and forecasts for the entire country

The estimation of future credit losses should reflect consideration of all significant factors that affect the collectibility of the loan portfolio at each evaluation date. While our methodology considers both the historical loss rates as well as the traditional qualitative factors, there may be instances or situations where additional qualitative factors need to be considered. Effective January 1, 2022, we established a historical loss information factor to address the relatively low level of loan losses during the look-back period.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accrued interest receivable on loans totaling $16.9 million and $12.8 million as of December 31, 2023 and 2022, respectively, is included in other assets on the Consolidated Balance Sheets. We elected not to measure an allowance for accrued interest receivable and instead elected to reverse interest income on loans that are placed on nonaccrual status, which is generally when the loan becomes 90 days past due, or earlier if we believe the collection of interest is doubtful. We believe this policy results in the timely reversal of uncollectible interest.

Identified problem loans, which exhibit characteristics (financial or otherwise) that could cause the loans to become nonperforming or require restructuring in the future, are included on an internal watch list. Senior management and the Board of Directors review this list regularly. In some cases, we may determine that an individual loan exhibits unique risk characteristics which differentiate the loan from other loans within the loan segments. In such cases, the loans are evaluated for expected credit losses on an individual basis and excluded from the collective evaluation. Specific reserve allocations of the allowance for credit losses are determined by analyzing the borrower's ability to repay amounts owed, and collateral deficiencies, among other things.

For individually analyzed loans which are deemed to be collateral dependent loans, we adopted the practical expedient to measure the allowance based on the fair value of collateral. The allowance is calculated on an individual loan basis based on the shortfall between the fair value of the loan's collateral and the recorded principal balance. If the fair value of the collateral exceeds the recorded principal balance, no allowance is required. Fair value estimates of collateral on individually analyzed loans, as well as on foreclosed and repossessed assets, are reviewed periodically. We also have a process in place to monitor whether value estimates at each quarter-end are reflective of current market conditions. Our credit policies establish criteria for obtaining appraisals and determining internal value estimates. We may also adjust outside and internal valuations based on identifiable trends within our markets, such as recent sales of similar properties or assets, listing prices and offers received. In addition, we may discount certain appraised and internal value estimates to address distressed market conditions.

We are also required to consider expected credit losses associated with loan commitments over the contractual period in which we are exposed to credit risk on the underlying commitments unless the obligation is unconditionally cancellable by us. Any allowance for off-balance sheet credit exposures is reported as an other liability on our Consolidated Balance Sheets and is increased or decreased via other noninterest expense on our Consolidated Statement of Income. The calculation includes consideration of the likelihood that funding will occur and forecasted credit losses on commitments expected to be funded over their estimated lives. The allowance is calculated using the same aggregate reserve rates calculated for the funded portion of loans at the portfolio level applied to the amount of commitments expected to be funded.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Transfers of Financial Assets: Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when: (1) the assets have been isolated from our bank and put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) our bank does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity or the ability to unilaterally cause the holder to return specific assets. Our transfers of financial assets are generally limited to commercial loan participations sold and residential mortgage loans sold in the secondary market.

Premises and Equipment: Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Buildings and related components are depreciated using the straight-line method with useful lives ranging from 5 to 33 years. Furniture, fixtures and equipment are depreciated using the straight-line method with useful lives ranging from 3 to 7 years. Maintenance, repairs and minor alterations are charged to current operations as expenditures occur and major improvements are capitalized. Premises and equipment are reviewed for impairment when events indicate their carrying amount may not be recoverable based on future undiscounted cash flows. If impaired, the assets are recorded at the lower of carrying value or fair value.

Foreclosed Assets: Assets acquired through or in lieu of foreclosure are initially recorded at their estimated fair value net of estimated selling costs, establishing a new cost basis. If fair value subsequently declines, a valuation allowance is recorded through noninterest expense, as are collection and operating costs after acquisition. Foreclosed assets, included in other assets in the Consolidated Balance Sheets, totaled $0.2 million and $0 as of December 31, 2023 and 2022, respectively.

Bank Owned Life Insurance: Our bank has purchased life insurance policies on certain key officers. Bank owned life insurance is recorded at its cash surrender value, or the amount that can be realized. Increases in the net cash surrender value of the policies, as well as insurance proceeds received, are recorded as noninterest income on the Consolidated Statements of Income and are not subject to income taxes.

Goodwill: The acquisition method of accounting requires that assets and liabilities acquired in a business combination are recorded at fair value as of the acquisition date. The valuation of assets and liabilities often involves estimates based on third-party valuations or internal valuations based on discounted cash flow analyses or other valuation techniques, all of which are inherently subjective. This typically results in goodwill, the amount by which the cost of net assets acquired in a business combination exceeds their fair value, which is subject to impairment testing at least annually. We review goodwill for impairment on an annual basis as of October 1 or more often if events or circumstances indicate that it is more-likely-than-not that the fair value of a reporting unit is below its carrying value. Based on our annual impairment analysis of goodwill as of October 1, it was determined that the fair value was in excess of its respective carrying value as of October 1, 2023; therefore, goodwill is considered not impaired.

Repurchase Agreements: Our bank sells certain securities under agreements to repurchase. The agreements are treated as collateralized financing transactions, with the obligations to repurchase the securities sold reflected as liabilities and the securities underlying the agreements remaining in assets in the Consolidated Balance Sheets.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Financial Instruments and Loan Commitments: Financial instruments include off-balance-sheet credit instruments, such as commitments to make loans and commercial letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded. Instruments, such as standby letters of credit, that are considered financial guarantees are recorded at fair value. Reserves for unfunded commitments are recorded as an other liability on our Consolidated Balance Sheets.

Stock-Based Compensation: Compensation cost for equity-based awards is measured on the grant date based on the fair value of the award at that date, and is recognized over the requisite service period, net of estimated forfeitures. Fair value of stock option awards is estimated using a closed option valuation (Black-Scholes) model. Fair value of restricted stock awards is based upon the quoted market price of the common stock on the date of grant.

Revenue from Contracts with Customers: We record revenue from contracts with customers in accordance with Accounting Standards Codification Topic 606, "Revenue from Contracts with Customers" ("Topic 606"). Under Topic 606, we must identify the contract with a customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to the performance obligations in the contract, and recognize revenue when (or as) we satisfy a performance obligation. Significant revenue has not been recognized in the current reporting period that results from performance obligations satisfied in previous periods.

Our primary sources of revenue are derived from interest and dividends earned on loans, securities and other financial instruments that are not within the scope of Topic 606. We have evaluated the nature of our contracts with customers and determined that further disaggregation of revenue from contracts with customers into more granular categories beyond what is presented in the Consolidated Statements of Income was not necessary.

We generally satisfy our performance obligations on contracts with customers as services are rendered, and the transaction prices are typically fixed and charged either on a periodic basis (generally monthly) or based on activity. Because performance obligations are satisfied as services are rendered and the transaction prices are fixed, there is little judgment involved in applying Topic 606 that significantly affects the determination of the amount and timing of revenue from contracts with customers.

The following table depicts our sources of noninterest income presented in the Consolidated Statements of Income for the years ended December 31, 2023, 2022 and 2021 that are scoped within Topic 606:

(Dollars in thousands)	2023		2022		2021
Service charges on deposit and sweep accounts	$	4,954	$	5,952	$	5,078
Credit and debit card fees		8,914		8,216		7,516
Payroll processing		2,509		2,178		1,815
Customer service fees		801		852		857

Service Charges on Deposit and Sweep Accounts: We earn fees from deposit and sweep customers for account maintenance, transaction-based and overdraft services. Account maintenance fees, which relate primarily to monthly maintenance, are earned over the course of the month reflecting the period over which we satisfy the performance obligation. Transaction-based fees, which includes services such as stop payment and returned item charges, are recognized at the time the transaction is executed as that is the point in time we fulfill the customer request. Service charges on deposit and sweep accounts are withdrawn from the customer account balance.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Credit and Debit Card Fees: We earn interchange income on our cardholder debit and credit card usage. Interchange income is primarily comprised of fees whenever our debit and credit cards are processed through card payment networks such as Visa. Interchange fees from cardholder transactions represent a percentage of the underlying transaction value and are recognized daily, concurrently with the transaction processing services provided to the cardholder.

Payroll Processing Fees: We earn fees from providing payroll processing services for our commercial clients. Fees are assessed for processing weekly or bi-weekly payroll files, reports and documents, as well as year-end tax-related files, reports and documents. Fees are recognized and collected as payroll processing services are completed for each payroll run and year-end processing activities.

Customer Service Fees: We earn fees by providing a variety of other services to our customers, such as wire transfers, check ordering, sales of cashier checks and money orders, and rentals of safe deposit boxes. Generally, fees are recognized and collected daily, concurrently with the point in time we fulfill the customer request. Safe deposit box rentals are on annual contracts, with fees generally earned at the time of the contract signing or renewal. Customer service fees are recorded as other noninterest income on our Consolidated Statements of Income.

Advertising Costs: Advertising costs are expensed as incurred.

Income Taxes: Income tax expense is the total of the current year income tax due or refundable, the change in deferred income tax assets and liabilities, and any adjustments related to unrecognized tax benefits. Deferred income tax assets and liabilities are recognized for the tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates applicable to future years. A valuation allowance, if needed, reduces deferred income tax assets to the amount expected to be realized.

Fair Values of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates. The fair value estimates of existing on- and off-balance sheet financial instruments do not include the value of anticipated future business or the values of assets and liabilities not considered financial instruments.

Earnings Per Share: Basic earnings per share is based on the weighted average number of common shares and participating securities outstanding during the period. Diluted earnings per share include the dilutive effect of additional potential common shares issuable under our stock-based compensation plans using the treasury stock method. Our unvested stock awards, which contain non-forfeitable rights to dividends whether paid or unpaid (i.e., participating securities), are included in the number of shares outstanding for both basic and diluted earnings per share calculations. In the event of a net loss, our unvested stock awards are excluded from the calculations of both basic and diluted earnings per share.

Comprehensive Income (Loss): Comprehensive income (loss) consists of net income and other comprehensive income (loss). Accumulated other comprehensive gain/(loss) includes unrealized gains and losses on securities available for sale. Accumulated other comprehensive gain/(loss) was comprised of the following as of December 31, 2023, 2022, and 2021:

(Dollars in thousands)	2023		2022		2021	
Unrealized gains (losses) on securities available for sale	$	(63,906)	$	(82,710)	$	(4,720)
Tax effect		13,419		17,369		991
Accumulated other comprehensive gain/(loss)	$	(50,487)	$	(65,341)	$	(3,729)

NOTE 1 – **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (Continued)

<u>Derivatives</u>: Derivative financial instruments are recognized as assets or liabilities at fair value. The accounting for changes in the fair value of derivatives depends on the use of the derivatives and whether the derivatives qualify for hedge accounting. Used as part of our asset and liability management to help manage interest rate risk, our derivatives have historically generally consisted of interest rate swap agreements that qualified for hedge accounting. We do not use derivatives for trading purposes. Changes in the fair value of derivatives that are designated, for accounting purposes, as a hedge of the variability of cash flows to be received on various assets and liabilities and are effective are reported in other comprehensive income. They are later reclassified into earnings in the same periods during which the hedged transaction affects earnings and are included in the line item in which the hedged cash flows are recorded. If hedge accounting does not apply, changes in the fair value of derivatives are recognized immediately in current earnings as interest income or expense. We had no derivative instruments designated as hedges as of December 31, 2023 and 2022.

<u>Contingencies</u>: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. We do not believe there are any such matters outstanding that would have a material effect on the financial statements

<u>Recent Accounting Changes Adopted</u>: ASU No. 2016-13, *Measurement of Credit Losses on Financial Instruments*. This ASU (as subsequently amended by ASU 2018-19) significantly changed how entities measure credit losses for most financial assets and certain other instruments that are not measured at fair value through net income. This standard replaced the "incurred loss" approach with an "expected loss" model. Referred to as the current expected credit loss ("CECL") model, this standard applies to financial assets subject to credit losses and measured at amortized cost, and certain off-balance sheet credit exposures. The standard also expanded disclosure requirements regarding an entity's assumptions, models, and methods for estimating the allowance. In addition, entities need to disclose the amortized cost balance for each class of financial asset by credit quality indicator, disaggregated by the year of origination. We adopted CECL effective January 1, 2022 using the modified retrospective method for all financial assets measured at amortized cost and off-balance sheet credit exposures. Results for reporting periods beginning after January 1, 2022 are presented under CECL while prior period amounts continue to be reported in accordance with the incurred loss accounting standards. The transition adjustment of the CECL adoption included a decrease in the allowance of $0.4 million, and a $0.3 million increase to the retained earnings account to reflect the cumulative effect of adopting CECL on our Consolidated Balance Sheet, with the $0.1 million tax impact portion being recorded as part of the deferred tax asset in other assets on our Consolidated Balance Sheet.

ASU No. 2022-02, *Troubled Debt Restructurings and Vintage Disclosures*. This ASU eliminated the accounting guidance for troubled debt restructurings ("TDRs") by creditors in Subtopic 310-40, Receivables – Troubled Debt Restructurings by Creditors, while adding disclosures for certain loan restructurings by creditors when a borrower is experiencing financial difficulty. This guidance requires an entity to determine whether the modification results in a new loan or a continuation of an existing loan. Additionally, the ASU requires disclosures of current period gross charge-offs by year of origination for financing receivables. This ASU is effective for fiscal years beginning after December 15, 2022. We have adopted the standard and included the required disclosures in our financial statements.

ASU 2023-02 *Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method*. This ASU permits reporting entities to elect to account for their tax equity investments, regardless of the tax credit program from which the income tax credits are received, using the proportional amortization if certain conditions are met. A reporting entity makes an accounting policy election to apply the proportional amortization method on a tax-credit-by-tax-credit-program basis rather than electing to apply the proportional amortization method at the reporting entity level or to individual investments. Mercantile adopted the standard using a modified retrospective transition approach to the amendments related to our low-income housing tax credit ("LIHTC") investments that are eligible to apply proportional amortization, which were previously accounted for under the equity method. The cumulative effect to retained earnings as of January 1, 2023 was immaterial. Our proportionate share of losses in the underlying investments recorded in our Consolidated Statements of Income in other expense during the years ended December 31, 2022 and 2021 was $0.3 million and $0.2 million, respectively. During the year ended December 31, 2023, we recognized $0.5 million of proportional amortization expense recorded in our Consolidated Statements of Income in federal income tax expense. See Note 18, *Variable Interest Entities,* for further details on our investments in tax credit entities.

NOTE 2 – SECURITIES

The amortized cost and fair value of available for sale securities and the related pre-tax gross unrealized gains and losses recognized in accumulated other comprehensive gain/(loss) were as follows at year-end 2023 and 2022:

(Dollars in thousands)	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value
2023							
U.S. Government agency debt obligations	$	442,496	$	0	$	(52,000)	$ 390,496
Mortgage-backed securities		35,168		20		(5,715)	29,473
Municipal general obligation bonds		172,126		1,924		(6,190)	167,860
Municipal revenue bonds		30,708		262		(2,207)	28,763
Other investments		500		0		0	500
	$	680,998	$	2,206	$	(66,112)	$ 617,092
2022							
U.S. Government agency debt obligations	$	453,836	$	0	$	(65,092)	$ 388,744
Mortgage-backed securities		38,002		19		(6,068)	31,953
Municipal general obligation bonds		163,041		450		(9,058)	154,433
Municipal revenue bonds		30,267		102		(3,063)	27,306
Other investments		500		0		0	500
	$	685,646	$	571	$	(83,281)	$ 602,936

Securities with unrealized losses at year-end 2023 and 2022, aggregated by investment category and length of time that individual securities have been in a continuous loss position, are as follows:

	Less than 12 Months		12 Months or More		Total	
(Dollars in thousands) Description of Securities	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
2023						
U.S. Government agency debt obligations	$ 0	$ 0	$ 390,496	$ 52,000	$ 390,496	$ 52,000
Mortgage-backed securities	114	0	28,749	5,715	28,863	5,715
Municipal general obligation bonds	1,109	6	106,171	6,184	107,280	6,190
Municipal revenue bonds	1,506	8	20,602	2,199	22,108	2,207
Other investments	0	0	0	0	0	0
	$ 2,729	$ 14	$ 546,018	$ 66,098	$ 548,747	$ 66,112
2022						
U.S. Government agency debt obligations	$ 53,019	$ 5,713	$ 335,725	$ 59,379	$ 388,744	$ 65,092
Mortgage-backed securities	31,127	6,068	12	0	31,139	6,068
Municipal general obligation bonds	97,252	4,516	32,870	4,542	130,122	9,058
Municipal revenue bonds	12,532	1,141	10,609	1,922	23,141	3,063
Other investments	0	0	0	0	0	0
	$ 193,930	$ 17,438	$ 379,216	$ 65,843	$ 573,146	$ 83,281

NOTE 2 – **SECURITIES** (Continued)

We evaluate securities in an unrealized loss position at least quarterly. Consideration is given to the financial condition of the issuer, and the intent and ability we have to retain our investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. For those debt securities whose fair value is less than their amortized cost basis, we also consider our intent to sell the security, whether it is more likely than not that we will be required to sell the security before recovery and if we do not expect to recover the entire amortized cost basis of the security. In analyzing an issuer's financial condition, we may consider whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred and the results of reviews of the issuer's financial condition.

At December 31, 2023, 641 debt securities with estimated fair values totaling $549 million had unrealized losses aggregating $66.1 million. At December 31, 2022, 732 debt securities with estimated fair values totaling $573 million had unrealized losses aggregating $83.3 million. At December 31, 2023, unrealized losses aggregating $57.7 million were attributable to bonds issued or guaranteed by agencies of the U.S. federal government, while unrealized losses totaling $8.4 million were associated with bonds issued by state-based municipalities. After considering the issuers of the bonds, and taking into account the fact that no municipal issuer had been subject to a credit rating downgrade by bond credit rating agencies, we determined that the unrealized losses were due to changing interest rate environments. As we do not intend to sell our debt securities before recovery of their cost basis and we believe it is more likely than not that we will not be required to sell our debt securities before recovery of the cost basis, no unrealized losses are deemed to represent credit losses.

The amortized cost and fair values of debt securities at December 31, 2023, by maturity, are shown in the following table. The contractual maturity is utilized for U.S. Government agency debt obligations and municipal bonds. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Securities not due at a single maturity date, primarily mortgage-backed securities, are shown separately.

(Dollars in thousands)	Amortized Cost		Fair Value
Due in one year or less	$	57,724	$ 56,289
Due from one to five years		261,591	241,758
Due from five to ten years		279,722	243,791
Due after ten years		46,293	45,281
Mortgage-backed securities		35,168	29,473
Other investments		500	500
	$	680,998	$ 617,092

No securities were sold during the last three years.

Securities issued by the State of Michigan and all its political subdivisions had a combined amortized cost of $203 million and $193 million at December 31, 2023 and December 31, 2022, respectively, with estimated market values of $197 million and $182 million at the respective dates. We had no securities issued by all other states and their political subdivisions as of December 31, 2023 or December 31, 2022. Total securities of any other specific issuer, other than the U.S. Government and its agencies and the State of Michigan and all its political subdivisions, did not exceed 10% of shareholders' equity.

The carrying value of U.S. Government agency debt obligations and mortgage-backed securities that are pledged to secure repurchase agreements was $230 million and $194 million at December 31, 2023 and 2022, respectively. Investments in FHLBI stock are restricted and may only be resold to, or redeemed by, the issuer.

NOTE 3 – LOANS AND ALLOWANCE FOR CREDIT LOSSES

Commercial loans are divided among five segments based primarily on collateral type, risk characteristics, and primary and secondary sources of repayment. These segments are then further stratified based on the commercial loan grade that is assigned using our standard loan grading paradigm. Retail loans are divided into one of two groups based on risk characteristics and source of repayment. Our allowance for credit loss pools are consistent with those used for loan note disclosure purposes.

Our loan portfolio segments as of December 31, 2023 were as follows:

- o   Commercial Loans
    - ■   Commercial and Industrial: Risks to this loan category include industry concentration and the practical limitations associated with monitoring the condition of the collateral which often consists of inventory, accounts receivable, and other non-real estate assets. Equipment and inventory obsolescence can also pose a risk. Declines in general economic conditions and other events can cause cash flows to fall to levels insufficient to service debt.

    - ■   Owner Occupied Commercial Real Estate: Risks to this loan category include industry concentration and the inability to monitor the condition of the collateral. Declines in general economic conditions and other events can cause cash flows to fall to levels insufficient to service debt. Also, declines in real estate values and lack of suitable alternative use for the properties are risks for loans in this category.

    - ■   Non-Owner Occupied Commercial Real Estate: Loans in this category are susceptible to declines in occupancy rates, business failure, and general economic conditions. Also, declines in real estate values and lack of suitable alternative use for the properties are risks for loans in this category.

    - ■   Multi-Family and Residential Rental: Risks to this loan category include industry concentration and the inability to monitor the condition of the collateral. Loans in this category are susceptible to weakening general economic conditions and increases in unemployment rates, as well as market demand and supply of similar property and the resulting impact on occupancy rates, market rents, cash flow, and income-based real estate values. Also, the lack of a suitable alternative use for the properties is a risk for loans in this category.

    - ■   Vacant Land, Land Development and Residential Construction: Risks common to commercial construction loans are cost overruns, changes in market demand for property, inadequate long-term financing arrangements, and declines in real estate values. Residential construction loans are susceptible to those same risks as well as those associated with residential mortgage loans. Changes in market demand for property could lead to longer marketing times resulting in higher carrying costs, declining values, and higher interest rates.

- o   Retail Loans
    - ■   1-4 Family Mortgages: Residential mortgage loans are susceptible to weakening general economic conditions and increases in unemployment rates and declining real estate values.

    - ■   Other Consumer Loans: Risks common to these loans include regulatory risks, unemployment, and changes in local economic conditions as well as the inability to monitor collateral consisting of personal property.

During 2023, we changed the segmentation of credit cards to business customers from other consumer loans to commercial and industrial loans. This division of the credit card balances was done to better align the risk characteristics of the portfolio, which include the customer type and source of repayment. Credit cards to business customers totaled $17.8 million and $16.6 million as of December 31, 2023, and 2022, respectively. We also changed the segmentation of home equity lines of credit from 1-4 family mortgage loans to other consumer loans during the year ended December 31, 2023. Home equity lines of credit share many of the same risk characteristics of both segments, however, losses are primarily driven by a lack of underlying collateral value during distressed situations as many of the loans are in a second lien position, and thus, best segmented within the other consumer portfolio. Home equity lines of credit totaled $38.1 million and $37.4 million as of December 31, 2023, and 2022, respectively.

NOTE 3 – LOANS AND ALLOWANCE FOR CREDIT LOSSES (Continued)

Year-end loans disaggregated by class of loan within the loan portfolio segments were as follows:

(Dollars in thousands)	December 31, 2023 Balance	%	December 31, 2022 Balance	%	Percent Increase (Decrease)
Commercial:					
Commercial and industrial (1)	$ 1,254,586	29.2%	$ 1,185,083	30.3%	5.9%
Vacant land, land development, and residential construction	74,753	1.7	61,873	1.6	20.8
Real estate – owner occupied	717,667	16.7	639,192	16.3	12.3
Real estate – non-owner occupied (3)	1,035,684	24.1	979,214	25.0	5.8
Real estate – multi-family and residential rental (3)	332,609	7.7	266,468	6.8	24.8
Total commercial	3,415,299	79.4	3,131,830	80.0	9.1
Retail:					
1-4 family mortgages (2)	837,406	19.5	755,036	19.3	10.9
Other consumer loans (1)	51,053	1.1	29,753	0.7	71.6
Total retail	888,459	20.6	784,789	20.0	13.2
Total loans	$ 4,303,758	100.0%	$ 3,916,619	100.0%	9.9%

(1) Credit cards to business customers were reclassified from other consumer loans to commercial and industrial during the year ended December 31, 2023. Credit cards to business customers totaled $17.8 million and $16.6 million as of December 31, 2023, and 2022, respectively.

(2) Home equity lines of credit were reclassified from 1-4 family mortgage loans to other consumer loans during the year ended December 31, 2023. Home equity lines of credit totaled $38.1 million and $37.4 million as of December 31, 2023, and 2022, respectively.

(3) We have reclassified multi-family construction loans from real estate - non-owner occupied loans to real estate - multi-family and residential rental loans. The table above reflects a classification change of $54.5 million as of December 31, 2022. All the tables that follow have been adjusted to reflect the reclassifications as of the applicable dates.

Concentrations within the loan portfolio were as follows at year end:

(Dollars in thousands)	2023 Balance	Percentage of Loan Portfolio	2022 Balance	Percentage of Loan Portfolio
Commercial real estate loans to lessors of non-residential buildings	$ 754,611	17.5%	$ 738,891	18.9%

NOTE 3 – LOANS AND ALLOWANCE FOR CREDIT LOSSES (Continued)

An age analysis of past due loans is as follows as of December 31, 2023:

(Dollars in thousands)	30 – 59 Days Past Due	60 – 89 Days Past Due	Greater Than 89 Days Past Due	Total Past Due	Current	Total Loans	Recorded Balance > 89 Days and Accruing
Commercial:							
Commercial and industrial	$ 4	$ 0	$ 249	$ 253	$ 1,254,333	$ 1,254,586	$ 0
Vacant land, land development, and residential construction	0	0	0	0	74,753	74,753	0
Real estate – owner occupied	0	0	70	70	717,597	717,667	0
Real estate – non-owner occupied	0	0	0	0	1,035,684	1,035,684	0
Real estate – multi-family and residential rental	0	0	0	0	332,609	332,609	0
Total commercial	4	0	319	323	3,414,976	3,415,299	0
Retail:							
1-4 family mortgages	934	145	38	1,117	836,289	837,406	0
Other consumer loans	97	0	0	97	50,956	51,053	0
Total retail	1,031	145	38	1,214	887,245	888,459	0
Total past due loans	$ 1,035	$ 145	$ 357	$ 1,537	$ 4,302,221	$ 4,303,758	$ 0

NOTE 3 – LOANS AND ALLOWANCE FOR CREDIT LOSSES (Continued)

An age analysis of past due loans is as follows as of December 31, 2022:

(Dollars in thousands)	30 – 59 Days Past Due	60 – 89 Days Past Due	Greater Than 89 Days Past Due	Total Past Due	Current	Total Loans	Recorded Balance > 89 Days and Accruing
Commercial:							
Commercial and industrial	$ 0	$ 5,705	$ 249	$ 5,954	$ 1,179,129	$ 1,185,083	$ 0
Vacant land, land development, and residential construction	0	0	0	0	61,873	61,873	0
Real estate – owner occupied	0	248	0	248	638,944	639,192	0
Real estate – non-owner occupied	0	0	0	0	979,214	979,214	0
Real estate – multi-family and residential rental	0	0	0	0	266,468	266,468	0
Total commercial	0	5,953	249	6,202	3,125,628	3,131,830	0
Retail:							
1-4 family mortgages	1,334	88	116	1,538	753,498	755,036	0
Other consumer loans	15	1	0	16	29,737	29,753	0
Total retail	1,349	89	116	1,554	783,235	784,789	0
Total past due loans	$ 1,349	$ 6,042	$ 365	$ 7,756	$ 3,908,863	$ 3,916,619	$ 0

NOTE 3 – **LOANS AND ALLOWANCE FOR CREDIT LOSSES** (Continued)

Nonaccrual loans as of December 31, 2023 were as follows:

(Dollars in thousands)	Recorded Principal Balance		Related Allowance	
With no allowance recorded:				
Commercial:				
Commercial and industrial	$	0	$	0
Vacant land, land development and residential construction		0		0
Real estate – owner occupied		70		0
Real estate – non-owner occupied		0		0
Real estate – multi-family and residential rental		0		0
Total commercial		70		0
Retail:				
1-4 family mortgages		2,272		0
Other consumer loans		0		0
Total retail		2,272		0
Total with no allowance recorded	$	2,342	$	0
With an allowance recorded:				
Commercial:				
Commercial and industrial	$	249	$	1
Vacant land, land development and residential construction		0		0
Real estate – owner occupied		0		0
Real estate – non-owner occupied		0		0
Real estate – multi-family and residential rental		0		0
Total commercial		249		1
Retail:				
1-4 family mortgages		824		240
Other consumer loans		0		0
Total retail		824		240
Total with an allowance recorded	$	1,073	$	241
Total nonaccrual loans:				
Commercial	$	319	$	1
Retail		3,096		240
Total nonaccrual loans	$	3,415	$	241

Nonaccrual loans represent the entire balance of collateral dependent loans. As of December 31, 2023 and 2022, all collateral dependent loans were secured by real estate, with the exception of those classified as commercial and industrial, which were secured by accounts receivable, inventory, and equipment. Interest income recognized on nonaccrual loans totaled $0.2 million in 2023, and less than $0.1 million in 2022 and 2021, reflecting the collection of interest at the time of principal pay-off.

NOTE 3 – LOANS AND ALLOWANCE FOR CREDIT LOSSES (Continued)

Nonaccrual loans as of December 31, 2022 were as follows:

(Dollars in thousands)	Recorded Principal Balance		Related Allowance	
With no allowance recorded:				
Commercial:				
Commercial and industrial	$	249	$	0
Vacant land, land development and residential construction		0		0
Real estate – owner occupied		0		0
Real estate – non-owner occupied		0		0
Real estate – multi-family and residential rental		0		0
Total commercial		249		0
Retail:				
1-4 family mortgages		1,064		0
Other consumer loans		0		0
Total retail		1,064		0
Total with no allowance recorded	$	1,313	$	0
With an allowance recorded:				
Commercial:				
Commercial and industrial	$	5,775	$	2,051
Vacant land, land development and residential construction		0		0
Real estate – owner occupied		248		32
Real estate – non-owner occupied		0		0
Real estate – multi-family and residential rental		0		0
Total commercial		6,023		2,083
Retail:				
1-4 family mortgages		392		200
Other consumer loans		0		0
Total retail		392		200
Total with an allowance recorded	$	6,415	$	2,283
Total nonaccrual loans:				
Commercial	$	6,272	$	2,083
Retail		1,456		200
Total nonaccrual loans	$	7,728	$	2,283

NOTE 3 – LOANS AND ALLOWANCE FOR CREDIT LOSSES (Continued)

Credit Quality Indicators. We utilize a comprehensive grading system for our commercial loans. All commercial loans are graded on a ten grade rating system. The rating system utilizes standardized grade paradigms that analyze several critical factors such as cash flow, operating performance, financial condition, collateral, industry condition and management. All commercial loans are graded at inception and reviewed and, if appropriate, re-graded at various intervals thereafter. The risk assessment for retail loans is primarily based on the type of collateral.

Loans by credit quality indicators were as follows as of December 31, 2023:

Commercial credit exposure – credit risk profiled by internal credit risk grades:

(Dollars in thousands)	Commercial and Industrial		Commercial Vacant Land, Land Development, and Residential Construction		Commercial Real Estate - Owner Occupied		Commercial Real Estate - Non-Owner Occupied		Commercial Real Estate - Multi-Family and Residential Rental	
Internal credit risk grade groupings:										
Grades 1 – 4	$	724,156	$	34,944	$	468,339	$	451,019	$	172,455
Grades 5 – 7		505,807		39,719		248,802		573,771		147,903
Grades 8 – 9		24,623		90		526		10,894		12,251
Total commercial	$	1,254,586	$	74,753	$	717,667	$	1,035,684	$	332,609

Retail credit exposure – credit risk profiled by collateral type:

(Dollars in thousands)	Retail 1-4 Family Mortgages		Retail Other Consumer Loans	
Performing	$	834,310	$	51,053
Nonperforming		3,096		0
Total retail	$	837,406	$	51,053

Loans by credit quality indicators were as follows as of December 31, 2022:

Commercial credit exposure – credit risk profiled by internal credit risk grades:

(Dollars in thousands)	Commercial and Industrial		Commercial Vacant Land, Land Development, and Residential Construction		Commercial Real Estate - Owner Occupied		Commercial Real Estate - Non-Owner Occupied		Commercial Real Estate - Multi-Family and Residential Rental	
Internal credit risk grade groupings:										
Grades 1 – 4 (1)	$	719,583	$	41,711	$	406,341	$	428,733	$	137,258
Grades 5 – 7		450,405		20,057		229,766		538,081		129,161
Grades 8 – 9		15,095		105		3,085		12,400		49
Total commercial	$	1,185,083	$	61,873	$	639,192	$	979,214	$	266,468

Retail credit exposure – credit risk profiled by collateral type:

(Dollars in thousands)	Retail 1-4 Family Mortgages		Retail Other Consumer Loans	
Performing	$	753,580	$	29,753
Nonperforming		1,456		0
Total retail	$	755,036	$	29,753

NOTE 3 – **LOANS AND ALLOWANCE FOR CREDIT LOSSES** (Continued)

All commercial loans are graded using the following criteria:

Grade 1.   "Exceptional" Loans with this rating contain very little, if any, risk.

Grade 2.   "Outstanding" Loans with this rating have excellent and stable sources of repayment and conform to bank policy and regulatory requirements.

Grade 3.   "Very Good" Loans with this rating have strong sources of repayment and conform to bank policy and regulatory requirements. These are loans for which repayment risks are acceptable.

Grade 4.   "Good" Loans with this rating have solid sources of repayment and conform to bank policy and regulatory requirements. These are loans for which repayment risks are modest.

Grade 5.   "Acceptable" Loans with this rating exhibit acceptable sources of repayment and conform with most bank policies and all regulatory requirements. These are loans for which repayment risks are satisfactory.

Grade 6.   "Monitor" Loans with this rating are considered to have emerging weaknesses which may include negative current cash flow, high leverage, or operating losses. Generally, if further deterioration is observed, these credits will be downgraded to the criticized asset report.

Grade 7.   "Special Mention" Loans with this rating have potential weaknesses that deserve management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan at some future date.

Grade 8.   "Substandard" Loans with this rating are inadequately protected by current sound net worth, paying capacity of the obligor, or of the pledged collateral, if any. A Substandard loan normally has one or more well-defined weaknesses that jeopardize the repayment of the debt. They are characterized by the distinct possibility of loss if the deficiencies are not corrected.

Grade 9.   "Doubtful" Loans with this rating exhibit all the weaknesses inherent in the Substandard classification and where collection or liquidation in full is highly questionable and improbable.

Grade 10.   "Loss" Loans with this rating are considered uncollectable, and of such little value that continuance as an active asset is not warranted.

The primary risk elements with respect to commercial loans are the financial condition of the borrower, the sufficiency of collateral, and timeliness of scheduled payments. We have a policy of requesting and reviewing periodic financial statements from commercial loan customers and employ a disciplined and formalized review of the existence of collateral and its value. The primary risk element with respect to each residential real estate loan and consumer loan is the timeliness of scheduled payments; loans 90 days or more past due are considered nonperforming. We have a reporting system that monitors past due loans and have adopted policies to pursue creditors' rights in order to preserve our collateral position.

NOTE 3 – LOANS AND ALLOWANCE FOR CREDIT LOSSES (Continued)

The following table reflects loan balances as of December 31, 2023 based on year of origination:

(Dollars in thousands)	2023	2022	2021	2020	2019	Prior	Term Total	Revolving Loans	Grand Total
Commercial:									
Commercial and Industrial:									
Grades 1 – 4	$ 103,531	$ 79,883	$ 90,107	$ 20,577	$ 5,978	$ 9,160	$ 309,236	$ 414,920	$ 724,156
Grades 5 – 7	174,668	57,979	20,075	18,361	7,450	119	278,652	227,155	505,807
Grades 8 – 9	3,671	2,122	277	0	0	0	6,070	18,553	24,623
Total	$ 281,870	$139,984	$110,459	$ 38,938	$ 13,428	$ 9,279	$ 593,958	$ 660,628	$1,254,586
Current-period gross write-offs	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 218	$ 218
Vacant Land, Land Development and Residential Construction:									
Grades 1 – 4	$ 24,875	$ 6,570	$ 1,108	$ 2,110	$ 0	$ 281	$ 34,944	$ 0	$ 34,944
Grades 5 – 7	17,799	21,244	138	2	40	496	39,719	0	39,719
Grades 8 – 9	9	0	0	0	0	81	90	0	90
Total	$ 42,683	$ 27,814	$ 1,246	$ 2,112	$ 40	$ 858	$ 74,753	$ 0	$ 74,753
Current-period gross write-offs	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Real Estate – Owner Occupied:									
Grades 1 – 4	$ 205,379	$110,130	$ 85,982	$ 47,630	$ 14,362	$ 2,908	$ 466,391	$ 1,948	$ 468,339
Grades 5 – 7	111,197	63,271	27,729	27,029	9,419	439	239,084	9,718	248,802
Grades 8 – 9	0	417	0	38	0	71	526	0	526
Total	$ 316,576	$173,818	$113,711	$ 74,697	$ 23,781	$ 3,418	$ 706,001	$ 11,666	$ 717,667
Current-period gross write-offs	$ 0	$ 14	$ 0	$ 0	$ 0	$ 40	$ 54	$ 0	$ 54
Real Estate – Non-Owner Occupied:									
Grades 1 – 4	$ 109,125	$ 84,912	$113,846	$102,279	$ 27,664	$ 13,193	$ 451,019	$ 0	$ 451,019
Grades 5 – 7	233,471	118,464	109,238	88,315	6,148	18,135	573,771	0	573,771
Grades 8 – 9	10,894	0	0	0	0	0	10,894	0	10,894
Total	$ 353,490	$203,376	$223,084	$190,594	$ 33,812	$ 31,328	$1,035,684	$ 0	$1,035,684
Current-period gross write-offs	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Real Estate – Multi-Family and Residential Rental:									
Grades 1 – 4	$ 36,038	$ 28,512	$ 64,244	$ 35,129	$ 4,883	$ 3,649	$ 172,455	$ 0	$ 172,455
Grades 5 – 7	72,916	55,964	4,816	9,372	2,699	2,136	147,903	0	147,903
Grades 8 – 9	11,250	0	0	1,001	0	0	12,251	0	12,251
Total	$ 120,204	$ 84,476	$ 69,060	$ 45,502	$ 7,582	$ 5,785	$ 332,609	$ 0	$ 332,609
Current-period gross write-offs	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Total Commercial	$1,114,823	$629,468	$517,560	$351,843	$ 78,643	$ 50,668	$2,743,005	$ 672,294	$3,415,299
Current-period gross write-offs	$ 0	$ 14	$ 0	$ 0	$ 0	$ 40	$ 54	$ 218	$ 272
Retail:									
1-4 Family Mortgages:									
Performing	$ 133,823	$332,098	$231,842	$ 82,002	$ 10,515	$ 44,003	$ 834,283	$ 27	$ 834,310
Nonperforming	108	1,728	305	0	10	945	3,096	0	3,096
Total	$ 133,931	$333,826	$232,147	$ 82,002	$ 10,525	$ 44,948	$ 837,379	$ 27	$ 837,406
Current-period gross write-offs	$ 0	$ 174	$ 0	$ 0	$ 0	$ 240	$ 414	$ 0	$ 414
				0					
Other Consumer Loans:									
Performing	$ 5,138	$ 2,569	$ 1,664	$ 608	$ 651	$ 716	$ 11,346	$ 39,707	$ 51,053
Nonperforming	0	0	0	0	0	0	0	0	0
Total	$ 5,138	$ 2,569	$ 1,664	$ 608	$ 651	$ 716	$ 11,346	$ 39,707	$ 51,053
Current-period gross write-offs	$ 3	$ 16	$ 0	$ 0	$ 0	$ 3	$ 22	$ 155	$ 177
Total Retail	$ 139,069	$336,395	$233,811	$ 82,610	$ 11,176	$ 45,664	$ 848,725	$ 39,734	$ 888,459
Current-period gross write-offs	$ 3	$ 190	$ 0	$ 0	$ 0	$ 243	$ 436	$ 155	$ 591
Grand Total	$1,253,892	$965,863	$751,371	$434,453	$ 89,819	$ 96,332	$3,591,730	$ 712,028	$4,303,758
Current-period gross write-offs	$ 3	$ 204	$ 0	$ 0	$ 0	$ 283	$ 490	$ 373	$ 863

There were lines of credit with principal balances of $6.4 million as of December 31, 2022 that were converted to term loans during 2023.

NOTE 3 – LOANS AND ALLOWANCE FOR CREDIT LOSSES (Continued)

The following table reflects loan balances as of December 31, 2022 based on year of origination:

(Dollars in thousands)	2022	2021	2020	2019	2018	Prior	Term Total	Revolving Loans	Grand Total
Commercial:									
Commercial and Industrial:									
Grades 1 – 4	$ 115,494	$ 141,481	$ 43,961	$ 9,194	$ 3,230	$ 9,851	$ 323,211	$ 396,372	$ 719,583
Grades 5 – 7	151,783	47,030	31,697	8,870	569	93	240,042	210,363	450,405
Grades 8 – 9	3,784	249	0	0	48	29	4,110	10,985	15,095
Total	$ 271,061	$ 188,760	$ 75,658	$ 18,064	$ 3,847	$ 9,973	$ 567,363	$ 617,720	$1,185,083
Vacant Land, Land Development and Residential Construction:									
Grades 1 – 4	$ 31,756	$ 6,196	$ 3,428	$ 0	$ 0	$ 331	$ 41,711	$ 0	$ 41,711
Grades 5 – 7	10,270	8,760	351	50	0	626	20,057	0	20,057
Grades 8 – 9	0	0	0	0	14	91	105	0	105
Total	$ 42,026	$ 14,956	$ 3,779	$ 50	$ 14	$ 1,048	$ 61,873	$ 0	$ 61,873
Real Estate – Owner Occupied:									
Grades 1 – 4	$ 194,072	$ 113,528	$ 53,630	$ 19,670	$ 19,279	$ 6,162	$ 406,341	$ 0	$ 406,341
Grades 5 – 7	115,720	56,173	33,913	10,245	12,550	1,165	229,766	0	229,766
Grades 8 – 9	2,919	0	44	0	122	0	3,085	0	3,085
Total	$ 312,711	$ 169,701	$ 87,587	$ 29,915	$ 31,951	$ 7,327	$ 639,192	$ 0	$ 639,192
Real Estate – Non-Owner Occupied:									
Grades 1 – 4	$ 121,281	$ 152,034	$ 89,125	$ 44,196	$ 10,079	$ 12,018	$ 428,733	$ 0	$ 428,733
Grades 5 – 7	176,216	142,647	133,163	35,200	13,456	37,399	538,081	0	538,081
Grades 8 – 9	6,712	5,688	0	0	0	0	12,400	0	12,400
Total	$ 304,209	$ 300,369	$222,288	$ 79,396	$ 23,535	$ 49,417	$ 979,214	$ 0	$ 979,214
Real Estate – Multi-Family and Residential Rental:									
Grades 1 – 4	$ 39,342	$ 49,177	$ 36,348	$ 5,306	$ 3,082	$ 4,003	$ 137,258	$ 0	$ 137,258
Grades 5 – 7	56,019	47,473	19,667	3,162	2,557	283	129,161	0	129,161
Grades 8 – 9	0	0	0	0	0	49	49	0	49
Total	$ 95,361	$ 96,650	$ 56,015	$ 8,468	$ 5,639	$ 4,335	$ 266,468	$ 0	$ 266,468
Total Commercial	$1,025,368	$ 770,436	$445,327	$135,893	$ 64,986	$ 72,100	$2,514,110	$ 617,720	$3,131,830
Retail:									
1-4 Family Mortgages:									
Performing	$ 313,611	$ 242,950	$ 91,936	$ 12,094	$ 14,297	$ 41,622	$ 716,510	$ 37,070	$ 753,580
Nonperforming	142	82	0	0	203	1,029	1,456	0	1,456
Total	$ 313,753	$ 243,032	$ 91,936	$ 12,094	$ 14,500	$ 42,651	$ 717,966	$ 37,070	$ 755,036
Other Consumer Loans:									
Performing	$ 4,349	$ 2,870	$ 1,040	$ 1,074	$ 395	$ 430	$ 10,158	$ 19,595	$ 29,753
Nonperforming	0	0	0	0	0	0	0	0	0
Total	$ 4,349	$ 2,870	$ 1,040	$ 1,074	$ 395	$ 430	$ 10,158	$ 19,595	$ 29,753
Total Retail	$ 318,102	$ 245,902	$ 92,976	$ 13,168	$ 14,895	$ 43,081	$ 728,124	$ 56,665	$ 784,789
Grand Total	$1,343,470	$1,016,338	$538,303	$149,061	$ 79,881	$115,181	$3,242,234	$ 674,385	$3,916,619

There were lines of credit with principal balances of $1.3 million as of December 31, 2021 that were converted to term loans during 2022.

NOTE 3 – LOANS AND ALLOWANCE FOR CREDIT LOSSES (Continued)

We use a migration to loss methodology to determine historical loss rates for commercial loans given the comprehensive loan grading process employed by our bank for over two decades, while an open pool approach is best suited for retail loans given the smaller dollar size of the segments. A baseline loss rate is produced at each reporting date for each loan portfolio segment using bank-specific loan charge-off and recovery data over a defined historical look-back period. The look-back period represents the number of data periods that will be used to calculate a baseline loss rate for each loan portfolio segment. We determined that the look-back period commencing on January 1, 2011 through the current reporting date was reasonable and appropriate, which was used in the calculation of both the December 31, 2023 and 2022 allowance for credit losses.

Our historical loss rate is then applied to future loan balances at the instrument level based on remaining contractual life adjusted for amortization, prepayment and default to develop a baseline lifetime loss. Our prepayment speed assumptions are developed at the loan segment level based upon the consideration of all relevant data in which we believe to impact anticipated customer behavior including changes in interest rates, economic conditions, and underlying property valuations. For the commercial portfolio segments, we assumed a 2% prepayment speed as of both December 31, 2023 and 2022 as we deemed there to be no considerable changes from historical experience. For the retail 1-4 family mortgage portfolio we decreased the prepayment speed from 16.1% as of December 31, 2022 to 9.0% as of December 31, 2023 over the course of the year. This decrease extended the average lives of the portfolio in which the loss rates were applied, resulting in an increase to the allowance of $5.3 million, from December 31, 2022 to December 31, 2023. This change in assumption was driven by the increasing interest rate environment and the composition of the underlying portfolio. For the retail other consumer portfolio, we assumed a 9% prepayment speed as of both December 31, 2023 and 2022 as we deemed there to be no considerable changes from historical experience.

During each reporting period, we also consider the need to adjust the historical loss rates as determined to reflect the extent to which we expect current conditions and reasonable and supportable economic forecasts to differ from the conditions that existed for the period over which the historical loss information was determined. These qualitative adjustments may increase or decrease our estimate of expected future credit losses. As of December 31, 2023 and 2022, we used a one-year reasonable and supportable economic forecast period, with a six-month straight-line reversion period for all loan segments. The economic forecasts used for our December 31, 2023 allowance calculation reflected a $2.0 million allowance balance reduction. The forecasts used for our December 31, 2022 allowance calculation reflected a $1.7 million allowance balance reduction.

Individual loans exhibiting unique risk characteristics which differentiate the loans from other loans within the loan segments and are evaluated for expected credit losses on an individual basis totaled $5.4 million and $13.2 million as of December 31, 2023 and 2022, respectively. Individual allowance allocations totaled $0.4 million and $2.6 million as of December 31, 2023 and 2022, respectively.

NOTE 3 – LOANS AND ALLOWANCE FOR CREDIT LOSSES (Continued)

The allowance for credit losses for the year ended December 31, 2023 is as follows:

(Dollars in thousands)	Commercial and industrial	Commercial vacant land, land development and residential construction	Commercial real estate – owner occupied	Commercial real estate – non-owner occupied	Commercial real estate – multi-family and residential rental	1-4 family mortgages	Other consumer loans	Unallocated	Total
Allowance for credit losses:									
Beginning balance	$ 10,203	$ 490	$ 5,914	$ 9,242	$ 2,191	$ 14,027	$ 160	$ 19	$42,246
Credit risk reclassifications	90	0	0	0	0	(697)	607	0	0
Balances, December 31, 2022 after reclassifications	10,293	490	5,914	9,242	2,191	13,330	767	19	42,246
Provision for credit losses	(2,822)	(141)	1,255	610	967	5,638	2,212	(19)	7,700
Charge-offs	(218)	0	(54)	0	0	(414)	(177)	0	(863)
Recoveries	188	35	71	0	26	432	79	0	831
Ending balance	$ 7,441	$ 384	$ 7,186	$ 9,852	$ 3,184	$ 18,986	$ 2,881	$ 0	$49,914

The allowance for credit losses for the year ended December 31, 2022 is as follows:

(Dollars in thousands)	Commercial and industrial	Commercial vacant land, land development and residential construction	Commercial real estate – owner occupied	Commercial real estate – non-owner occupied	Commercial real estate – multi-family and residential rental	1-4 family mortgages	Other consumer loans	Unallocated	Total
Allowance for credit losses:									
Beginning balance	$ 10,782	$ 420	$ 6,045	$ 12,990	$ 2,006	$ 2,449	$ 626	$ 45	$35,363
Adoption of ASU 2016-13	(1,571)	(43)	(560)	(2,534)	(621)	5,395	(411)	(55)	(400)
Provision for credit losses	946	138	378	(1,214)	763	5,621	(111)	29	6,550
Charge-offs	(171)	(29)	(38)	0	0	(33)	(21)	0	(292)
Recoveries	217	4	89	0	43	595	77	0	1,025
Ending balance	$ 10,203	$ 490	$ 5,914	$ 9,242	$ 2,191	$ 14,027	$ 160	$ 19	$42,246

NOTE 3 – **LOANS AND ALLOWANCE FOR CREDIT LOSSES** (Continued)

The allowance for loan losses for the year ended December 31, 2021 is as follows:

(Dollars in thousands)	Commercial and industrial		Commercial vacant land, land development and residential construction		Commercial real estate – owner occupied		Commercial real estate – non-owner occupied		Commercial real estate – multi-family and residential rental		Home equity and other		1-4 family mortgages		Unallocated		Total
Allowance for loan losses:																
Beginning balance	$	9,424	$	679	$	8,246	$	13,611	$	1,819	$	889	$	3,240	$	59	$37,967
Provision for loan losses		2,030		(618)		(3,308)		(621)		161		(301)		(1,629)		(14)	(4,300)
Charge-offs		(882)		(15)		(12)		0		0		(43)		(92)		0	(1,044)
Recoveries		210		374		1,119		0		26		81		930		0	2,740
Ending balance	$	10,782	$	420	$	6,045	$	12,990	$	2,006	$	626	$	2,449	$	45	$35,363

NOTE 3 – **LOANS AND ALLOWANCE FOR CREDIT LOSSES** (Continued)

The following table presents the period-end amortized cost basis of modifications to borrowers experiencing financial difficulty by type of modification made during the year ended December 31, 2023:

(Dollars in thousands)	Interest Rate Reduction		Term Extension		Principal Forgiveness	
Commercial:						
Commercial and industrial	$	0	$	17,919	$	0
Vacant land, land development and residential construction		0		0		0
Real estate – owner occupied		0		0		0
Real estate – non-owner occupied		0		10,894		0
Real estate – multi-family and residential rental		0		0		0
Total commercial	$	0	$	28,813	$	0
Retail:						
1-4 family mortgages		0		0		0
Other consumer loans		0		0		0
Total retail	$	0	$	0	$	0
Total loans	$	0	$	28,813	$	0

Loans listed under Term Extension were generally granted a series of short-term maturity extensions as part of workout process and associated forbearance agreements.

The following table presents the period-end amortized cost basis of loans that have been modified in the past twelve months to borrowers experiencing financial difficulty by payment status and loan segment:

(Dollars in thousands)	Current		30 – 89 Days Past Due		90 + Days Past Due		Total	
Commercial:								
Commercial and industrial	$	17,919	$	0	$	0	$	17,919
Vacant land, land development and residential construction		0		0		0		0
Real estate – owner occupied		0		0		0		0
Real estate – non-owner occupied		10,894		0		0		10,894
Real estate – multi-family and residential rental		0		0		0		0
Total commercial	$	28,813	$	0	$	0	$	28,813
Retail:								
1-4 family mortgages		0		0		0		0
Other consumer loans		0		0		0		0
Total retail	$	0	$	0	$	0	$	0
Total loans	$	28,813	$	0	$	0	$	28,813

NOTE 3 – **LOANS AND ALLOWANCE FOR CREDIT LOSSES** (Continued)

Loans modified as troubled debt restructurings generally reflect payment extensions and below market interest rates.

Loans modified as troubled debt restructurings during the year ended December 31, 2022 were as follows:

(Dollars in thousands)	Number of Contracts	Pre-Modification Recorded Principal Balance	Post-Modification Recorded Principal Balance
Commercial:			
Commercial and industrial	3	$ 6,593	$ 6,593
Vacant land, land development and residential construction	0	0	0
Real estate – owner occupied	0	0	0
Real estate – non-owner occupied	0	0	0
Real estate – multi-family and residential rental	0	0	0
Total commercial	3	6,593	6,593
Retail:			
Home equity and other	0	0	0
1-4 family mortgages	7	758	757
Total retail	7	758	757
Total	10	$ 7,351	$ 7,350

The following loans, modified as troubled debt restructurings within the previous twelve months, became over 30 days past due during the year ended December 31, 2022 (amounts as of period end):

(Dollars in thousands)	Number of Contracts	Recorded Principal Balance
Commercial:		
Commercial and industrial	2	$ 5,665
Vacant land, land development and residential construction	0	0
Real estate – owner occupied	0	0
Real estate – non-owner occupied	0	0
Real estate – multi-family and residential rental	0	0
Total commercial	2	5,665
Retail:		
Home equity and other	0	0
1-4 family mortgages	0	0
Total retail	0	0
Total	2	5,665

NOTE 3 – LOANS AND ALLOWANCE FOR CREDIT LOSSES (Continued)

Activity for loans categorized as troubled debt restructurings during the year ended December 31, 2022 is as follows:

(Dollars in thousands)	Commercial and Industrial	Commercial Vacant Land, Land Development, and Residential Construction	Commercial Real Estate - Owner Occupied	Commercial Real Estate - Non-Owner Occupied	Commercial Real Estate - Multi-Family and Residential Rental
Commercial Loan Portfolio:					
Beginning Balance	$ 4,973	$ 0	$ 10,435	$ 146	$ 91
Charge-Offs	(95)	0	(39)	0	0
Payments	(772)	0	(9,683)	(16)	(91)
Transfers to ORE	0	0	0	0	0
Net Additions/Deletions	4,566	0	(669)	0	0
Ending Balance	$ 8,672	$ 0	$ 44	$ 130	$ 0

(Dollars in thousands)	Retail Home Equity and Other	Retail 1-4 Family Mortgages
Retail Loan Portfolio:		
Beginning Balance	$ 1,202	$ 627
Charge-Offs	0	0
Payments	(14)	(317)
Transfers to ORE	0	0
Net Additions/Deletions	(1,187)	2,426
Ending Balance	$ 1	$ 2,736

NOTE 4 - PREMISES AND EQUIPMENT, NET

Year-end premises and equipment were as follows:

(Dollars in thousands)	2023		2022	
Land and improvements	$	12,782	$	13,532
Buildings		56,778		53,865
Furniture and equipment		25,157		22,941
		94,717		90,338
Less: accumulated depreciation		43,789		38,862
Total premises and equipment	$	50,928	$	51,476

Depreciation expense totaled $6.0 million in 2023 and 2022, and $5.8 million in 2021.

We enter into facility leases in the normal course of business. As of December 31, 2023, we were under lease contracts for eleven of our branch facilities. The leases have maturity dates ranging from April, 2024 through May, 2048, with a weighted average life of 10.9 years as of December 31, 2023. All of our leases have multiple three- to five-year extensions; however, these were not factored in the lease maturities and weighted average lease term as it is not reasonably certain we will exercise the options.

Leases are classified as either operating or finance leases at the lease commencement date, with all of our current leases determined to be operating leases. Lease expense for operating leases is recognized on a straight-line basis over the lease term. Right-of-use assets represent our right to use an underlying asset for the lease term, while lease liabilities represent our obligation to make lease payments arising from the lease. Right-of-use assets and lease liabilities are recognized at the lease commencement date at the estimated present value of lease payments over the lease term. We use our incremental borrowing rate, on a collateralized basis, at lease commencement to calculate the present value of lease payments. The weighted average discount rate for leases was 5.93% as of December 31, 2023.

The right-of-use assets, included in premises and equipment, net on our Consolidated Balance Sheets, and the lease liabilities, included in other liabilities on our Consolidated Balance Sheets, totaled $3.7 million and $3.5 million as of December 31, 2023, and December 31, 2022, respectively. As permitted by applicable accounting standards, we have elected not to recognize short-term leases with original terms of twelve months or less on our Consolidated Balance Sheets. Total operating lease expense associated with the leases aggregated $2.0 million, $1.3 million and $1.2 million in 2023, 2022 and 2021, respectively.

Future lease payments were as follows as of December 31, 2023:

(Dollars in thousands)		
2024	$	1,127
2025		720
2026		651
2027		570
2028		380
Thereafter		1,316
Total undiscounted lease payments		4,764
Less effect of discounting		(1,072)
Present value of future lease payments (lease liability)		3,692

NOTE 5 – MORTGAGE LOAN SERVICING

Mortgage loans serviced for others are not reported as assets on the Consolidated Balance Sheets. The year-end aggregate unpaid principal balances of mortgage loans serviced for others were as follows:

(Dollars in thousands)	2023		2022	
Mortgage loan portfolios serviced for:				
Federal Home Loan Mortgage Corporation	$	1,341,602	$	1,345,312
Federal Home Loan Bank		62,786		30,831
Total mortgage loans serviced for others	$	1,404,388	$	1,376,143

Custodial escrow balances, which are reported as deposits on the Consolidated Balance Sheets, maintained in connection with serviced loans were $10.1 million and $11.6 million as of December 31, 2023 and December 31, 2022, respectively.

Activity for capitalized mortgage loan servicing rights, which are reported as other assets on the Consolidated Balance Sheets, during 2023 and 2022 was as follows:

(Dollars in thousands)	2023		2022	
Balance at beginning of year	$	11,837	$	12,248
Additions		2,259		2,773
Amortized to expense		(2,753)		(3,184)
Balance at end of year	$	11,343	$	11,837

Mortgage servicing rights result from our mortgage loan origination activities. Late and ancillary fees, included as part of mortgage banking income and reported as noninterest income in the Consolidated Statements of Income, aggregated less than $0.1 million during 2023 and 2022.

We determined that no valuation allowance was necessary as of December 31, 2023 or December 31, 2022. The estimated fair value of mortgage servicing rights was $19.3 million and $17.7 million as of December 31, 2023 and December 31, 2022, respectively. The fair value of mortgage servicing rights is estimated using a valuation model that calculates the present value of estimated future net servicing cash flows, taking into consideration expected mortgage loan prepayment rates, discount rates, servicing costs and other economic factors, which are determined based on current market conditions. During 2023, fair value was determined using a discount rate of 11.0%, a weighted average constant prepayment rate of 7.44%, depending on the stratification of the specific right, and a weighted average delinquency rate of 0.29%. During 2022, fair value was determined using a discount rate of 11.25%, a weighted average constant prepayment rate of 6.6%, depending on the stratification of the specific right, and a weighted average delinquency rate of 0.28%.

The weighted average amortization period was 8.6 years and 8.9 years as of December 31, 2023 and December 31, 2022, respectively.

NOTE 6 – DEPOSITS

Deposits at year end are summarized as follows:

(Dollars in thousands)	December 31, 2023		December 31, 2022		Percent Increase (Decrease)
	Balance	%	Balance	%	
Noninterest-bearing checking	$ 1,247,640	32.1%	$ 1,604,750	43.3%	(22.3)%
Interest-bearing checking	635,790	16.3	575,028	15.5	10.6
Money market	957,434	24.5	776,723	20.9	23.3
Savings	262,566	6.7	381,602	10.3	(31.2)
Time, under $100,000	175,741	4.5	113,099	3.0	55.4
Time, $100,000 and over	453,366	11.6	261,609	7.0	73.3
Total local deposits	3,732,537	95.7	3,712,811	100.0	0.5
Out-of-area time, $100,000 and over	168,381	4.3	0	0	0
Total deposits	$ 3,900,918	100.0%	$ 3,712,811	100.0%	5.1%

Out-of-area time deposits consist of deposits obtained from depositors outside of our primary market areas exclusively through deposit brokers.

The following table depicts the maturity distribution for time deposits at year end:

(Dollars in thousands)	2023	2022
In one year or less	$ 657,307	$ 188,887
In one to two years	61,454	68,434
In two to three years	22,830	22,053
In three to four years	54,486	30,761
In four to five years	1,411	64,573
Total certificates of deposit	$ 797,488	$ 374,708

NOTE 6 – **DEPOSITS** (Continued)

The following table depicts the maturity distribution for time deposits with balances of $100,000 or more at year end:

(Dollars in thousands)	2023		2022
Up to three months	$ 167,535	$	40,538
Three months to six months	127,344		25,141
Six months to twelve months	210,915		54,394
Over twelve months	115,953		141,536
Total certificates of deposit	$ 621,747	$	261,609

Total time deposits of more than $250,000 totaled $477 million and $187 million at year-end 2023 and 2022, respectively.

Deposit overdrafts, which are reported as loans on the Consolidated Balance Sheets, totaled $0.3 million and $0.9 million as of December 31, 2023 and December 31, 2022, respectively.

NOTE 7 – **SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE**

Information regarding securities sold under agreements to repurchase at year end is summarized below:

(Dollars in thousands)	2023		2022
Outstanding balance at year end	$ 229,734	$	194,340
Weighted average interest rate at year end	3.17%		0.75%
Average daily balance during the year	$ 204,334	$	200,499
Weighted average interest rate during the year	1.33%		0.15%
Maximum daily balance during the year	$ 269,324	$	235,577

Securities sold under agreements to repurchase ("repurchase agreements") generally have original maturities of less than one year. Repurchase agreements are treated as financings, and the obligations to repurchase securities sold are reflected as liabilities on our Consolidated Balance Sheets. Repurchase agreements are secured by securities with an aggregate fair value equal to the aggregate outstanding balance of the repurchase agreements. The securities, which are included in securities available for sale on our Consolidated Balance Sheets, are held in safekeeping by a correspondent bank. Repurchase agreements are offered principally to certain large deposit customers.

NOTE 8 - FEDERAL HOME LOAN BANK OF INDIANAPOLIS ADVANCES

FHLBI bullet advances totaled $440 million at December 31, 2023, and were expected to mature at varying dates from January 2024 through December 2028, with fixed rates of interest from 0.55% to 5.05% and averaging 2.93%. FHLBI bullet advances totaled $280 million at December 31, 2022, and were expected to mature at varying dates from January 2023 through June 2027, with fixed rates of interest from 0.55% to 3.13% and averaging 1.84%.

NOTE 8 - FEDERAL HOME LOAN BANK OF INDIANAPOLIS ADVANCES (Continued)

Maturities of FHLBI bullet advances as of December 31, 2023 were as follows:

(Dollars in thousands)	
2024	$ 90,000
2025	80,000
2026	80,000
2027	100,000
2028	90,000

FHLBI amortizing advances totaled $27.9 million and $28.3 million as of December 31, 2023 and 2022, respectively, with an average fixed rate of 2.52% and maturities in 2042. FHLBI amortizing advances are obtained periodically to assist in managing interest rate risk associated with certain longer-term fixed rate commercial loans, with annual principal payments that closely align with the scheduled amortization of the underlying commercial loans.

Scheduled principal payments on FHLBI amortizing advances as of December 31, 2023 were as follows:

(Dollars in thousands)	
2024	$ 827
2025	862
2026	900
2027	938
2028	979
Thereafter	23,404

Each advance is payable at its maturity date, and is subject to a prepayment fee if paid prior to the maturity date. The advances are collateralized by residential mortgage loans, first mortgage liens on multi-family residential property loans, first mortgage liens on commercial real estate property loans, and substantially all other assets of our bank under a blanket lien arrangement. Our borrowing line of credit as of December 31, 2023 totaled $903 million, with remaining availability based on collateral of $429 million.

NOTE 9 - FEDERAL INCOME TAXES

The consolidated income tax expense is as follows:

(Dollars in thousands)	2023	2022	2021
Current expense	$ 22,518	$ 16,080	$ 12,675
Deferred (benefit) expense	(2,036)	(1,353)	2,020
Tax expense	$ 20,482	$ 14,727	$ 14,695

NOTE 9 - FEDERAL INCOME TAXES (Continued)

A reconciliation of the differences between the federal income tax expense recorded and the amount computed by applying the federal statutory rate to income before income taxes is as follows:

(Dollars in thousands)	2023	2022	2021
Tax at statutory rate	$ 21,567	$ 15,915	$ 15,481
Increase (decrease) from			
Tax-exempt interest	(862)	(695)	(658)
Bank owned life insurance	(303)	(334)	(233)
Other	80	(159)	105
Tax expense	$ 20,482	$ 14,727	$ 14,695

The statutory tax rate was 21% for 2023, 2022 and 2021.

Significant components of deferred tax assets and liabilities, included in other assets on our Consolidated Balance Sheets, as of December 31, 2023 and 2022 are as follows:

(Dollars in thousands)	2023	2022
Deferred income tax assets		
Allowance for credit losses	$ 10,482	$ 8,872
Deferred compensation	226	232
Stock compensation	1,005	1,018
Nonaccrual loan interest income	132	136
Unrealized loss on securities	13,420	17,369
Lease liability	775	810
Other	779	494
Deferred tax asset	26,819	28,931
Deferred income tax liabilities		
Depreciation	337	697
Prepaid expenses	612	504
Core deposit intangible	0	120
Mortgage loan servicing rights	2,382	2,486
Deferred loan fees and costs	509	211
Right of use lease asset	775	810
Business combination adjustments	1,770	1,877
Other	447	326
Deferred tax liability	6,832	7,031
Total net deferred tax asset	$ 19,987	$ 21,900

A valuation allowance related to deferred tax assets is required when it is considered more likely than not that all or part of the benefits related to such assets will not be realized. We determined that no valuation allowance was required at year-end 2023 or 2022. We had no unrecognized tax benefits at any time during 2023 or 2022 and do not anticipate any significant increase in unrecognized tax benefits during 2024. Should the accrual of any interest or penalties relative to unrecognized tax benefits be necessary, it is our policy to record such accruals in our income tax accounts; no such accruals existed at any time during 2023 or 2022. Our U.S. federal income tax returns are no longer subject to examination for all years before 2020.

NOTE 10 – STOCK-BASED COMPENSATION

Stock-based compensation plans are used to provide directors and employees with an increased incentive to contribute to our long-term performance and growth, to align the interests of directors and employees with the interests of our shareholders through the opportunity for increased stock ownership and to attract and retain directors and employees. Stock-based compensation, reported as noninterest expense in the Consolidated Statements of Income, totaled $3.4 million, $3.4 million and $3.8 million in 2023, 2022 and 2021, respectively. The Stock Incentive Plan of 2006 expired on January 18, 2016, and was effectively replaced with the Stock Incentive Plan of 2016 that was approved by shareholders in May, 2016. The Stock Incentive Plan of 2016 was effectively replaced with the Stock Incentive Plan of 2020 that was approved by shareholders in May, 2020. The Stock Incentive Plan of 2020 was effectively replaced with the Stock Incentive Plan of 2023 that was approved by shareholders in May, 2023.

Grants included on the following tables were made under the various Stock Incentive Plans as follows:

- Stock Incentive Plan of 2006
    - o Stock option grants in 2015
- Stock Incentive Plan of 2016
    - o Stock option grants in 2016
    - o Restricted stock grants in 2018 and 2019
- Stock Incentive Plan of 2020
    - o Restricted stock grants in 2020, 2021 and 2022
- Stock Incentive Plan of 2023
    - o Restricted stock grants in 2023

In addition, stock grants to directors as retainer payments during the years 2020 through 2022 were from the Stock Incentive Plan of 2020, while stock grants to directors as retainer payments during 2023 were from the Stock Incentive Plan of 2023.

Under the Stock Incentive Plan of 2006, the Stock Incentive Plan of 2016, the Stock Incentive Plan of 2020 and the Stock Incentive Plan of 2023, incentive awards may include, but are not limited to, stock options, restricted stock, stock appreciation rights and stock awards. Incentive awards that are stock options or stock appreciation rights are granted with an exercise price not less than the closing price of our common stock on the date of grant. Price, vesting and expiration date parameters are determined by Mercantile's Compensation Committee on a grant-by-grant basis. No payments are required from employees for restricted stock awards. The restricted stock awards granted during the years 2018 through 2023 fully vest after three years and, in the case of performance-based restricted stock issued to executive officers in 2019 through 2023, are subject to the attainment of pre-determined performance goals. At year-end 2023, there were approximately 393,000 shares authorized for future incentive awards.

A summary of restricted stock activity during the year ended December 31, 2023 is as follows:

	Shares		Weighted Average Fair Value
Nonvested at beginning of year	374,771	$	30.49
Granted	95,084		40.23
Vested	(109,414)		27.01
Forfeited	(4,551)		28.70
Nonvested at end of year	355,890	$	34.18

NOTE 10 – **STOCK-BASED COMPENSATION** (Continued)

Of the restricted stock shares granted in 2023, 2022 and 2021, a total of 25,239 shares, 26,112 shares and 22,703 shares, respectively, are performance-based awards made to our Named Executive Officers at the target level and are subject to the attainment of pre-determined performance goals. Of the shares granted in 2022, a total of 11,350, 2,778 and 690 shares reflect increases in performance-based grants to our Named Executive Officers that were awarded in 2021, 2020 and 2019, respectively. Of the granted shares during 2021, a total of 11,454, 23,053 and 22,836 shares reflect increases in performance-based grants to our Named Executive Officers that were awarded in 2020, 2019 and 2018, respectively. These adjustments were based on an analysis of the pre-determined performance goals taking into account actual performance since the grant date and updated forecasts for the remainder of the three-year performance period. There were no such adjustments made in 2023.

Shares issued as a result of the exercise of stock option grants have been authorized and were previously unissued shares. A summary of stock option activity during the year ended December 31, 2023 is as follows:

	Shares		Weighted Average Exercise Price
Outstanding at beginning of year	5,000	$	36.22
Granted	0		0.00
Exercised	0		0.00
Forfeited or expired	(5,000)		34.89
Outstanding at end of year	0	$	0
Options exercisable at year end	0	$	0

NOTE 10– STOCK-BASED COMPENSATION (Continued)

Information related to options outstanding at year end 2022 and 2021 is as follows:

	2022	2021
Minimum exercise price	$ 36.22	$ 27.66
Maximum Exercise Price	36.22	36.22
Average Remaining Option Term	0.9	1.7

Information related to options outstanding at year end 2022 and 2021 is as follows:

(Dollars in thousands)	2022	2021
Aggregate intrinsic value of stock options exercised	$ 16	$ 13
Cash received from stock option exercises	36	50
Tax benefit realized from stock option exercises	0	0
Weighted average per share fair value of stock options granted	NA	NA

We periodically grant shares of common stock to our Corporate and Bank Board Directors for retainer payments with the related expense being recorded over the period of the Directors' service, as summarized below:

Grant Year	Shares Granted	Total Cost (in thousands)	Covered Period
2020	17,716	$ 394	June 1, 2020 - May 31, 2021
2021	10,489	344	June 1, 2021 - May 31, 2022
2022	11,166	359	June 1, 2022 - May 31, 2023
2023	11,529	350	June 1, 2023 - May 31, 2024

NOTE 11 – RELATED PARTIES

Certain directors and executive officers of our bank, including their immediate families and companies in which they are principal owners, were loan customers of our bank. At year-end 2023 and 2022, our bank had $124 million and $116 million in loan commitments to directors and executive officers, of which $89.5 million and $92.7 million were outstanding at year end 2023 and 2022, respectively, as reflected in the following table.

(Dollars in thousands)	2023	2022
Beginning balance	$ 92,660	$ 87,672
New loans	3,221	10,619
Repayments	(5,410)	(5,631)
Effect of changes in related parties	(964)	0
Ending balance	$ 89,507	$ 92,660

Related party deposits and repurchase agreements totaled $20.7 million and $21.5 million at year-end 2023 and 2022, respectively.

NOTE 12 – COMMITMENTS AND OFF-BALANCE-SHEET RISK

We are a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of our customers. These financial instruments include commitments to extend credit and standby letters of credit. Loan commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Standby letters of credit are conditional commitments issued by our bank to guarantee the performance of a customer to a third party. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized, if any, in the balance sheet. Our maximum exposure to loan loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments. We use the same credit policies in making commitments and conditional obligations as we do for on-balance sheet instruments. Collateral, such as accounts receivable, securities, inventory, and property and equipment, is generally obtained based on management's credit assessment of the borrower.

We are required to consider expected credit losses associated with loan commitments over the contractual period in which we are exposed to credit risk on the underlying commitments unless the obligation is unconditionally cancellable by us. Any allowance for off-balance sheet credit exposures is reported as an other liability on our Consolidated Balance Sheet and is increased or decreased via other noninterest expense on our Consolidated Statement of Income. The calculation includes consideration of the likelihood that funding will occur and forecasted credit losses on commitments expected to be funded over their estimated lives. The allowance is calculated using the same aggregate reserve rates calculated for the funded portion of loans at the portfolio level applied to the amount of commitments expected to be funded.

For commercial lines of credit, retail lines of credit and credit card average outstanding balances, we determined allowance requirements by calculating the difference between the average percent outstanding of the funded commitments over the past several years to actual percent outstanding at period end and applying the respective expected loss allocation factors to the difference as this difference represents the average of unfunded commitments we expect to eventually be drawn upon. For commitments to make loans, we determine an allowance by applying the expected loss allocation factor to the amount expected to fund. The calculated allowance aggregated $1.3 million and $0.1 million as of December 31, 2023 and December 31, 2022, respectively. We do not reserve for residential mortgage construction loans, as the loans are for one year or less and draws are governed by the receipt and satisfactory review of contractor and subcontractor sworn statements, lien waivers and title insurance company endorsements. Letters of credit are rarely drawn.

NOTE 12 – COMMITMENTS AND OFF-BALANCE-SHEET RISK (Continued)

At year-end 2023 and 2022, the rates on existing off-balance sheet instruments were substantially equivalent to current market rates, considering the underlying credit standing of the counterparties.

Our maximum exposure to credit losses for loan commitments and standby letters of credit outstanding at year end was as follows:

(Dollars in thousands)	2023	2022
Commercial unused lines of credit	$ 1,557,429	$ 1,283,703
Unused lines of credit secured by 1 – 4 family residential properties	74,120	71,972
Credit card unused lines of credit	142,096	123,687
Other consumer unused lines of credit	50,063	75,747
Commitments to make loans	270,403	329,646
Standby letters of credit	19,393	23,539
Total commitments	$ 2,113,504	$ 1,908,294

Commitments to make commercial loans generally reflect our binding obligations to existing and prospective customers to extend credit, including line of credit facilities secured by accounts receivable and inventory, and term debt secured by either real estate or equipment.

In most instances, commercial line of credit facilities have terms ranging from 12 to 24 months with floating rates tied to the Wall Street Journal Prime Rate or 30-Day SOFR. Commercial term debt secured by real estate are generally at a floating rates tied to the Wall Street Journal Prime Rate or 30-Day SOFR. Since the fourth quarter of 2020, a fixed rate option for commercial term debt loans secured by real estate is generally not offered for loans over $2.5 million; instead, customers are offered participation in our back-to-back interest rate swap program to achieve a desired fixed rate. For loans under $2.5 million, we offer a rate primarily equal to the commensurate cost of funds using FHLBI advance rates as a proxy and a credit spread as indicated by the credit rating we assign. Commercial term debt secured by real estate generally balloon within five years, with payments based on amortizations ranging from 10 to 25 years. Commercial term debt secured by non-real estate collateral is generally at a floating rate tied to the Wall Street Journal Prime Rate or 30-Day SOFR, or a fixed rate primarily equal to the commensurate cost of funds using FHLBI advance rates as a proxy and a credit spread as indicated by the credit rating we assign, and generally mature and fully amortize within three to seven years. Effective January 1, 2022, we replaced the 30-Day Libor Rate with 30-Day SOFR for all new and renewing floating rate commercial loans and commitments. Commercial loans tied to the 30-Day Libor Rate outstanding on June 30, 2023 converted to an equivalent fallback SOFR Rate.

The following standby letters of credit are considered financial guarantees under current accounting guidance. These instruments are carried at fair value as an other liability on our Consolidated Balance Sheets. Standby letters of credit are generally cross collateralized with the borrowers' other loans with us, and are included in our borrower collateral analyses.

(Dollars in thousands)	December 31, 2023		December 31, 2022	
	Contract Amount	Carrying Value	Contract Amount	Carrying Value
Standby letters of credit	$ 19,393	$ 99	$ 23,539	$ 108

NOTE 13 – BENEFIT PLANS

We have a 401(k) benefit plan that covers substantially all of our employees. The percent of our matching contributions to the 401(k) benefit plan is determined annually by the Board of Directors. The matching contribution has been 5.00% since April 1, 2018. Matching contributions, if made, are immediately vested. Our 2023, 2022 and 2021 matching 401(k) contributions charged to expense were $2.3 million, $2.2 million and $2.1 million, respectively.

We have a deferred compensation plan in which all persons serving on the Board of Directors may defer all or portions of their annual retainer and meeting fees, with distributions to be paid upon termination of service as a director or specific dates selected by the director. We also have a non-qualified deferred compensation program in which selected officers may defer all or portions of salary and bonus payments. The deferred amounts, which totaled $1.1 million as of both December 31, 2023 and 2022, are categorized as other liabilities in the Consolidated Balance Sheets, and are paid interest at a rate equal to the Wall Street Journal Prime Rate. Interest expense was less than $0.1 million during 2023, 2022, and 2021.

The Mercantile Bank Corporation Employee Stock Purchase Plan of 2014 is a non-compensatory plan intended to encourage full- and part-time employees of Mercantile and its subsidiaries to promote our best interests and to align employees' interests with the interests of our shareholders by permitting employees to purchase shares of our common stock through regular payroll deductions. Shares are purchased on the last business day of each calendar quarter at a price equal to the consolidated closing bid price of our common stock reported on The Nasdaq Stock Market. A total of 250,000 shares of common stock may be issued under the existing plan; however, the number of shares may be adjusted to reflect any stock dividends and other changes in our capitalization. The number of shares issued totaled 1,410 and 1,388 in 2023 and 2022, respectively. As of December 31, 2023, there were approximately 234,500 shares available under our current plan.

NOTE 14 – DERIVATIVES AND HEDGING ACTIVITIES

We are exposed to certain risks arising from both business operations and economic conditions. We principally manage the exposure to a wide variety of operational risks through core business activities. Economic risks, including interest rate, liquidity and credit risk, are primarily administered via the amount, sources and duration of assets and liabilities. Derivative financial instruments may also be used to assist in managing economic risks.

Derivatives not designated as hedges are not speculative and result from a service provided to certain commercial loan borrowers. We execute interest rate swaps with commercial banking customers desiring longer-term fixed rate loans, while simultaneously entering into interest rate swaps with correspondent banks to offset the impact of the interest rate swaps with the commercial banking customers. The net result is the desired floating rate loans and a minimization of the risk exposure of the interest rate swap transactions. These swap agreements are cross collateralized with the underlying loans.

As the interest rate swaps associated with this program do not meet the strict hedge accounting requirements, changes in the fair value of both the commercial banking customer interest rate swaps and the offsetting interest rate swaps with the correspondent banks are recognized directly to earnings. Fees paid to us by the correspondent banks are recognized as noninterest income on our Consolidated Statements of Income on the settlement date.

NOTE 14 – DERIVATIVES AND HEDGING ACTIVITIES (Continued)

The fair values of derivative instruments as of December 31, 2023, are reflected in the following table.

(Dollars in thousands)	Notional Amount	Balance Sheet Location	Fair Value
Derivative Assets			
Interest rate swaps	$ 676,526	Other Assets	$ 27,505
Derivative Liabilities			
Interest rate swaps	674,499	Other Liabilities	27,964

The effect of interest rate swaps that are not designated as hedging instruments resulted in expense of $0.3 million during the year ended December 31, 2023 that was recorded in other noninterest expense on our Consolidated Statements of Income. We have master netting arrangements with our correspondent banks that allow us to net receivables and payables. The netting agreement also allows us to net related cash collateral received and transferred up to the fair value exposure amount. We have elected to not offset these transactions on the Consolidated Balance Sheets. The netting of derivative instruments as of December 31, 2023 is presented in the following table.

(Dollars in thousands)	Net Amounts Recognized	Gross Amounts Not Offset on the Consolidated Balance Sheet		Net Amount
		Financial Instruments	Cash Collateral Received or posted	
Derivative Assets				
Interest rate swaps	$ 27,505	$ 5,175	$ 14,010	$ 8,320
Derivative Liabilities				
Interest rate swaps	27,964	$ 5,175	3,120	$ 19,669

NOTE 14 – DERIVATIVES AND HEDGING ACTIVITIES (Continued)

The fair values of derivative instruments as of December 31, 2022, are reflected in the following table.

(Dollars in thousands)	Notional Amount	Balance Sheet Location	Fair Value
Derivative Assets			
Interest rate swaps	$ 401,572	Other Assets	$ 26,173
Derivative Liabilities			
Interest rate swaps	401,572	Other Liabilities	26,377

The effect of interest rate swaps that are not designated as hedging instruments resulted in income of less than $0.1 million during the year ended December 31, 2022 that was recognized in other noninterest expense on our Consolidated Statements of Income. The netting of derivative instruments as of December 31, 2022 is presented in the following table.

		Gross Amounts Not Offset on the Consolidated Balance Sheet		
(Dollars in thousands)	Net Amounts Recognized	Financial Instruments	Cash Collateral Received or posted	Net Amount
Derivative Assets				
Interest rate swaps	$ 26,173	$ 415	$ 24,760	$ 998
Derivative Liabilities				
Interest rate swaps	26,377	$ 415	0	$ 25,962

NOTE 15 – FAIR VALUES OF FINANCIAL INSTRUMENTS

Carrying amount, estimated fair value and level within the fair value hierarchy of financial instruments were as follows at year end:

(Dollars in thousands)	Level in Fair Value Hierarchy	2023 Carrying Amount	2023 Fair Value	2022 Carrying Amount	2022 Fair Value
Financial assets					
Cash and cash equivalents	Level 1	$ 130,533	$ 130,533	$ 96,772	$ 96,772
Securities available for sale	(1)	617,092	617,092	602,936	602,936
Federal Home Loan Bank stock	(2)	21,513	21,513	17,721	17,721
Loans, net	Level 3	4,253,844	4,191,644	3,874,373	3,800,042
Mortgage loans held for sale	Level 2	18,607	19,027	3,565	3,643
Accrued interest receivable	Level 2	19,806	19,806	15,476	15,476
Interest rate swaps	Level 2	27,505	27,505	26,173	26,173
Financial liabilities					
Deposits	Level 2	3,900,918	3,814,778	3,712,811	3,379,403
Securities sold under agreements to repurchase	Level 2	229,734	229,734	194,340	194,340
Federal Home Loan Bank advances	Level 2	467,910	454,857	308,263	292,044
Subordinated debentures	Level 2	49,644	49,653	48,958	49,531
Subordinated notes	Level 2	88,971	77,218	88,628	75,024
Accrued interest payable	Level 2	9,012	9,012	3,223	3,223
Interest rate swaps	Level 2	27,964	27,964	26,377	26,377

(1) See Note 16 for a description of the fair value hierarchy as well as a disclosure of levels for classes of financial assets and liabilities.

(2) It is not practical to determine the fair value of FHLBI stock due to transferability restrictions; therefore, fair value is estimated at carrying amount.

Carrying amount is the estimated fair value for cash and cash equivalents, FHLBI stock, accrued interest receivable and payable, noninterest-bearing checking accounts and securities sold under agreements to repurchase. Security fair values are based on market prices or dealer quotes, and if no such information is available, on the rate and term of the security and information about the issuer. Fair value for loans is based on an exit price model as required by ASU 2016-01, taking into account inputs such as discounted cash flows, probability of default and loss given default assumptions. Fair value for deposit accounts other than noninterest-bearing checking accounts is based on discounted cash flows using current market rates applied to the estimated life. The fair values of subordinated debentures, subordinated notes, and FHLBI advances are based on current rates for similar financing. The fair values of interest rate swaps are based on discounted cash flows using forecasted yield curves, along with insignificant unobservable inputs, such as borrower credit spreads. The fair value of other off-balance sheet items is estimated to be nominal.

NOTE 16 – FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability, or in the absence of a principal market, the most advantageous market for the asset or liability. The price of the principal (or most advantageous) market used to measure the fair value of the asset or liability is not adjusted for transaction costs. An orderly transaction is a transaction that assumes exposure to the market for a period prior to the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets and liabilities; it is not a forced transaction. Market participants are buyers and sellers in the principal market that are (i) independent, (ii) knowledgeable, (iii) able to transact and (iv) willing to transact.

We are required to use valuation techniques that are consistent with the market approach, the income approach and/or the cost approach. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets and liabilities. The income approach uses valuation techniques to convert future amounts, such as cash flows or earnings, to a single present amount on a discounted basis. The cost approach is based on the amount that currently would be required to replace the service capacity of an asset (replacement cost). Valuation techniques should be consistently applied. Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset or liability. Inputs may be observable, meaning those that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from independent sources, or unobservable, meaning those that reflect our own estimates about the assumptions market participants would use in pricing the asset or liability based on the best information available in the circumstances. In that regard, we utilize a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that we have the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or other inputs that are observable or can be derived from or corroborated by observable market data by correlation or other means.

Level 3: Significant unobservable inputs that reflect our own estimates about the assumptions that market participants would use in pricing an asset or liability.

The following is a description of our valuation methodologies used to measure and disclose the fair values of our financial assets and liabilities on a recurring or nonrecurring basis:

Securities available for sale. Securities available for sale are recorded at fair value on a recurring basis. Fair value measurement is based on quoted prices, if available. If quoted prices are not available, fair values are measured using independent pricing models. Level 2 securities include U.S. Government agency debt obligations, mortgage-backed securities issued or guaranteed by U.S. Government agencies, and municipal general obligation and revenue bonds. Level 3 securities include bonds issued by certain relatively small municipalities located within our markets that have very limited marketability due to their size and lack of ratings from a recognized rating service. We carry these bonds at historical cost, which we believe approximates fair value, unless our periodic financial analysis or other information that becomes known to us necessitates an impairment. There was no such impairment as of December 31, 2023 or 2022. We have no Level 1 securities available for sale.

NOTE 16 – **FAIR VALUE MEASUREMENTS** (Continued)

Derivatives. We measure fair value utilizing models that use primarily market observable inputs, such as forecasted yield curves. Insignificant unobservable inputs, such as borrower credit spreads, are also utilized.

Mortgage loans held for sale. Mortgage loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or market, as determined by outstanding commitments from investors, and are measured on a nonrecurring basis. Fair value is based on independent quoted market prices, where applicable, or the prices for other mortgage whole loans with similar characteristics. As of December 31, 2023 and 2022, we determined the fair value of our mortgage loans held for sale to be $19.0 million and $3.6 million, respectively.

Loans. We do not record loans at fair value on a recurring basis. However, from time to time, we record nonrecurring fair value adjustments to collateral dependent loans to reflect partial write-downs or specific reserves that are based on the observable market price or current estimated value of the collateral. These loans are reported in the nonrecurring table below at initial recognition of significant borrower distress and on an ongoing basis until recovery or charge-off. The fair values of distressed loans are determined using either the sales comparison approach or income approach; respective unobservable inputs for the approaches consist of adjustments for differences between comparable sales and the utilization of appropriate capitalization rates.

Foreclosed assets. At time of foreclosure or repossession, foreclosed and repossessed assets are adjusted to fair value less costs to sell upon transfer of the loans to foreclosed and repossessed assets, establishing a new cost basis. We subsequently adjust estimated fair value of foreclosed assets on a nonrecurring basis to reflect write-downs based on revised fair value estimates. The fair values of parcels of other real estate owned are determined using either the sales comparison approach or income approach; respective unobservable inputs for the approaches consist of adjustments for differences between comparable sales and the utilization of appropriate capitalization rates.

NOTE 16 – **FAIR VALUE MEASUREMENTS** (Continued)

*Assets and Liabilities Measured at Fair Value on a Recurring Basi*s

The balances of assets and liabilities measured at fair value on a recurring basis as of December 31, 2023 are as follows:

(Dollars in thousands)	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Available for sale securities				
U.S. Government agency debt obligations	$ 390,496	$ 0	$ 390,496	$ 0
Mortgage-backed securities	29,473	0	29,473	0
Municipal general obligation bonds	167,860	0	167,347	513
Municipal revenue bonds	28,763	0	28,763	0
Other investments	500	0	500	0
Interest rate swaps	27,505	0	27,505	0
Total assets	$ 644,597	$ 0	$ 644,084	$ 513
Interest rate swaps	27,964	0	27,964	0
Total liabilities	$ 27,964	$ 0	$ 27,964	$ 0

There were no sales, purchases or transfers in or out of Level 3 during 2023. The $0.1 million reduction in Level 3 municipal general obligation bonds during 2023 reflects the scheduled maturities of such bonds.

The balances of assets and liabilities measured at fair value on a recurring basis as of December 31, 2022 are as follows:

(Dollars in thousands)	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Available for sale securities				
U.S. Government agency debt obligations	$ 388,744	$ 0	$ 388,744	$ 0
Mortgage-backed securities	31,953	0	31,953	0
Municipal general obligation bonds	154,433	0	153,855	578
Municipal revenue bonds	27,306	0	27,306	0
Other investments	500	0	500	0
Interest rate swaps	26,173	0	26,173	0
Total assets	$ 629,109	$ 0	$ 628,531	$ 578
Interest rate swaps	26,377	0	26,377	0
Total liabilities	$ 26,377	$ 0	$ 26,377	$ 0

NOTE 16 – FAIR VALUE MEASUREMENTS (Continued)

There were no sales, purchases or transfers in or out of Level 3 during 2022. The less than $0.1 million reduction in Level 3 municipal general obligation bonds during 2022 reflects the scheduled maturities of such bonds.

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

The balances of assets and liabilities measured at fair value on a nonrecurring basis as of December 31, 2023 are as follows:

(Dollars in thousands)	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Collateral dependent loans	$ 1,434	$ 0	$ 0	$ 1,434
Foreclosed assets	200	0	0	200
Total	$ 1,634	$ 0	$ 0	$ 1,634

The balances of assets and liabilities measured at fair value on a nonrecurring basis as of December 31, 2022 are as follows:

(Dollars in thousands)	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Collateral dependent loans	$ 5,290	$ 0	$ 0	$ 5,290

The carrying values are based on the estimated value of the property or other assets. Fair value estimates of collateral on collateral dependent loans and foreclosed assets are review periodically. Our credit policies establish criteria for obtaining appraisals and determining internal value estimates. We may also adjust outside appraisals and internal evaluations based on identifiable trends within our markets, such as sales of similar properties or assets, listing prices and offers received. In addition, we may discount certain appraised and internal value estimates to address current distressed market conditions. For real estate dependent loans and foreclosed assets, we assign a discount factor range of 25% to 50%, providing for a weighted average discount factor of 44.5%, for commercial-related properties, and a discount factor range of 25% to 50%, providing for a weighted average discount factor of 25.9%, for residential-related properties. In a vast majority of cases, we assign a 10% discount factor for estimated selling costs.

NOTE 17 – EARNINGS PER SHARE

Basic earnings per share is based on the weighted average number of common shares and participating securities outstanding during the period. Diluted earnings per share include the dilutive effect of additional potential common shares issuable under our stock-based compensation plans and are determined using the treasury stock method. Our unvested restricted shares, which contain non-forfeitable rights to dividends whether paid or accrued (i.e., participating securities), are included in the number of shares outstanding for both basic and diluted earnings per share calculations. In the event of a net loss, our unvested restricted shares are excluded from the calculation of both basic and diluted earnings per share. Stock options for approximately 5,000 and 7,000 shares of common stock were antidilutive and were not included in determining dilutive earnings per share in 2022 and 2021, respectively.

The factors used in the earnings per share computation follow:

(Dollars in thousands, except share and per share amounts)	2023	2022	2021
Basic			
Net income attributable to common shares	$ 82,217	$ 61,063	$ 59,021
Weighted average common shares outstanding	16,015,678	15,859,889	15,986,857
Basic earnings per common share	$ 5.13	$ 3.85	$ 3.69
Diluted			
Net income attributable to common shares	$ 82,217	$ 61,063	$ 59,021
Weighted average common shares outstanding for basic earnings per common share	16,015,678	15,859,889	15,986,857
Add: Dilutive effects of share-based awards	0	12	446
Average shares and dilutive potential common shares	16,015,678	15,859,901	15,987,303
Diluted earnings per common share	$ 5.13	$ 3.85	$ 3.69

NOTE 18 – VARIABLE INTEREST ENTITIES

Variable interest entities ("VIEs") are entities that either have a total equity investment that is insufficient to permit the entity to finance its activities without additional subordinated financial support or whose equity investors lack the characteristics of a controlling financial interest (i.e., ability to make significant decisions, through voting rights, right to receive the expected residual returns of the entity, and obligations to absorb the expected losses of the entity). Variable interest entities can be structured as corporations, trusts, partnerships, or other legal entities. We have relationships with certain variable interest entities related to the issuance of trust preferred securities and our tax credit investments.

We have five business trusts that are wholly-owned subsidiaries of Mercantile, four of which were assumed by Mercantile in conjunction with the Firstbank merger in 2014. A fair value discount of $15.0 million was recorded at the time of the merger, which is being amortized at $0.7 million annually over the following 21.5 years, 12 of which are remaining. Each of the trusts was solely formed to issue preferred securities that were sold in private sales. Through a small common stock investment, we own 100% of the voting equity shares of each trust. The proceeds from the preferred securities and common stock sales were used by the trusts to purchase Floating Rate Notes issued by Mercantile. The rates of interest, interest payment dates, call features and maturity dates of each Floating Rate Note are identical to its respective Preferred Securities. The net proceeds from the issuance of the Floating Rate Notes were used for a variety of purposes, including contributions to our bank as capital to provide support for asset growth and the funding of stock repurchase programs and certain acquisitions.

NOTE 18 – VARIABLE INTEREST ENTITIES (Continued)

The assets, liabilities, operations and cash flows of each trust are solely related to the issuance, administration and repayment of the preferred securities held by third-party investors. We fully and unconditionally guarantee the obligations of each trust and are obligated to redeem the junior subordinated debentures upon maturity. We do not consolidate the trusts as we are not the primary beneficiary of these entities because our wholly-owned and indirect wholly-owned statutory subsidiaries do not have the power to direct the activities of the variable interest entity that most significantly impact the variable interest entity's economic performance and do not have an obligation to absorb losses or the right to receive benefits that could potentially be significant to the variable interest entity. As such, we do not have a controlling financial interest in the variable interest entities.

The only significant assets of our trusts are the Floating Rate Notes, and the only significant liabilities of our trusts are the Preferred Securities. The Floating Rate Notes are categorized on our Consolidated Balance Sheets as subordinated debentures and the interest expense is recorded on our Consolidated Statements of Income under interest expense on other borrowings.

On January 26, 2016, we closed on a repurchase of trust preferred securities that were auctioned as part of a pooled collateralized debt obligation ("Fund"). The Fund owned $11.0 million of the $32.0 million in trust preferred securities that had been issued by Mercantile Bank Capital Trust I. The $11.0 million in trust preferred securities was retired upon the repurchase, resulting in a commensurate reduction in the related Floating Rate Junior Subordinate Note, leaving $21.0 million outstanding.

The following table depicts our five business trusts as of December 31, 2023:

(Dollars in thousands) Trust Name	Preferred Securities Outstanding		Interest Rate	Maturity Date
Mercantile Bank Capital Trust I	$	21,000	3 Month SOFR + 218 bps	September 16, 2034
Firstbank Capital Trust I	$	10,000	3 Month SOFR + 199 bps	October 18, 2034
Firstbank Capital Trust II	$	10,000	3 Month SOFR + 127 bps	April 7, 2036
Firstbank Capital Trust III	$	7,500	3 Month SOFR + 135 bps	July 30, 2037
Firstbank Capital Trust IV	$	7,500	3 Month SOFR + 135 bps	July 30, 2037

MCP makes equity investments as a limited liability member in affordable housing projects utilizing the Low-Income Housing Tax Credit ("LIHTC") pursuant to Section 42 of the Internal Revenue Code. Our bank also invests in multi-investor funds, which in turn invest in projects similar to that of MCP. The purpose of these investments is to achieve a satisfactory return on capital and to support our bank's community reinvestment initiatives. The activities of the limited liability entities include the identification, development, and operation of multi-family housing that is leased to qualifying residential tenants generally within our bank's primary geographic region. MCP also makes equity investments via special purpose investment entities as a limited liability member in entities that receive Historic Tax Credits ("HTC") pursuant to Section 47 of the Internal Revenue Code. The purpose of these investments is the rehabilitation of historic buildings with the tax credits provided to incent private investment in the historic cores of cities and towns.

The LIHTC and HTC investment entities are considered VIEs as MCP, or our bank, whomever is the holder of the equity investment at risk, does not have the ability to direct the activities that most significantly affect the performance of the entity through voting rights or similar rights. MCP, or our bank, could absorb losses that are significant to the underlying entities as it has a risk of loss for its capital contributions and funding commitments to each. The general partners, or managing members, are considered the primary beneficiaries as managerial functions give them the power to direct the activities that most significantly impact the entities' economic performance, and the managing members are exposed to all losses beyond MCP's, or our bank's, initial capital contributions and funding commitments.

Equity investments as a limited liability member in LIHTC and HTC investment entities, reported as other assets in the Consolidated Balance Sheets, totaled $25.7 million and $3.2 million as of December 31, 2023 and December 31, 2022, respectively. Unfunded capital commitments, reported as other liabilities in the Consolidated Financial Statements, totaled $21.1 million and $1.4 million as of December 31, 2023 and December 31, 2022, respectively.

The following table summarizes quantitative information about our involvement in unconsolidated variable interest entities at year end:

	2023						2022					
(Dollars in thousands)	Aggregate Assets		Aggregate Liabilities		Risk of Loss		Aggregate Assets		Aggregate Liabilities		Risk of Loss	
Trust preferred securities	$	58,074	$	56,000	$	2,074	$	58,100	$	56,000	$	2,100
Tax Credit Equity Investments		25,659		21,103		4,556		3,214		1,375		1,839

NOTE 19 – SUBORDINATED NOTES

On December 15, 2021, we entered into Subordinated Note Purchase Agreements with certain institutional accredited investors pursuant to which we issued and sold $75.0 million in aggregate principal amount of 3.25% fixed-to-floating rate subordinated notes ("Notes"). The Notes have a stated maturity of January 30, 2032, and are redeemable by us at our option, in whole or in part, on or after January 30, 2027 on any interest payment date at a redemption of price of 100% of the principal amount of the Notes being redeemed. The Notes are not subject to redemption at the option of the holder. The Notes will bear interest at a fixed rate of 3.25% per year until January 29, 2027. Commencing on January 30, 2027 and through the stated maturity date of January 30, 2032, the interest rate will reset quarterly at a variable rate equal to the then-current Three-Month Term SOFR plus 212 basis points. On December 15, 2021, we injected $70.0 million of the issuance proceeds to our bank as an increase to equity capital.

On January 14, 2022, we issued an additional $15.0 million of Notes to certain institutional accredited investors, reflecting an expansion of the $75.0 million issuance completed on December 15, 2021. The additional $15.0 million issuance was completed on the same terms as the prior offering and under the existing indenture. On January 14, 2022, we injected $15.0 million of the issuance proceeds to our bank as an increase to equity capital.

Our unamortized debt issuance costs were $1.0 million and $1.4 million as of December 31, 2023 and 2022, respectively.

NOTE 20 - REGULATORY MATTERS

We are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weightings, and other factors, and the regulators can lower classifications in certain cases. Failure to meet various capital requirements can initiate regulatory action that could have a direct material effect on the financial statements.

The prompt corrective action regulations provide five classifications, including well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If an institution is not well capitalized, regulatory approval is required to accept brokered deposits. Subject to limited exceptions, no institution may make a capital distribution if, after making the distribution, it would be undercapitalized. If an institution is undercapitalized, it is subject to close monitoring by its principal federal regulator, its asset growth and expansion are restricted, and plans for capital restoration are required. In addition, further specific types of restrictions may be imposed on the institution at the discretion of the federal regulator. At year-end 2023 and 2022, our bank was in the well capitalized category under the regulatory framework for prompt corrective action. There are no conditions or events since December 31, 2023 that we believe have changed our bank's categorization.

NOTE 20 - REGULATORY MATTERS (Continued)

Our actual capital levels and minimum required levels at year-end 2023 and 2022 were:

(Dollars in thousands)	Actual Amount	Actual Ratio	Minimum Required for Capital Adequacy Purposes Amount	Minimum Required for Capital Adequacy Purposes Ratio	Minimum Required to be Well Capitalized Under Prompt Corrective Action Regulations Amount	Minimum Required to be Well Capitalized Under Prompt Corrective Action Regulations Ratio
2023						
Total capital (to risk weighted assets)						
Consolidated	$ 710,905	13.7%	$ 415,841	8.0%	$ NA	NA%
Bank	694,431	13.4	414,019	8.0	517,524	10.0
Tier 1 capital (to risk weighted assets)						
Consolidated	570,730	11.0	311,881	6.0	NA	NA
Bank	643,227	12.4	310,514	6.0	414,019	8.0
Common equity (to risk weighted assets)						
Consolidated	523,160	10.1	233,911	4.5	NA	NA
Bank	643,227	12.4	232,886	4.5	336,391	6.5
Tier 1 capital (to average assets)						
Consolidated	570,730	10.8	210,527	4.0	NA	NA
Bank	643,227	12.2	210,427	4.0	263,034	5.0
2022						
Total capital (to risk weighted assets)						
Consolidated	$ 634,729	14.0%	$ 362,675	8.0%	NA	NA
Bank	618,709	13.7	362,490	8.0	453,112	10.0
Tier 1 capital (to risk weighted assets)						
Consolidated	503,855	11.1	272,007	6.0	NA	NA
Bank	576,463	12.7	271,868	6.0	362,490	8.0
Common equity (to risk weighted assets)						
Consolidated	456,970	10.1	204,005	4.5	NA	NA
Bank	576,463	12.7	203,901	4.5	294,523	6.5
Tier 1 capital (to average assets)						
Consolidated	503,855	10.1	199,647	4.0	NA	NA
Bank	576,463	11.6	199,563	4.0	249,453	5.0

NOTE 20 – **REGULATORY MATTERS** (Continued)

Under the final BASEL III capital rules that became effective on January 1, 2015, there is a requirement for a common equity Tier 1 capital conservation buffer of 2.5% of risk-weighted assets which is in addition to the other minimum risk-based capital standards in the rule. Institutions that do not meet this required capital buffer will become subject to progressively more stringent limitations on the percentage of earnings that can be paid out in cash dividends or used for stock repurchases and on the payment of discretionary bonuses to senior executive management. The capital buffer requirement was phased in over three years beginning in 2016. The capital buffer requirement raised the minimum required common equity Tier 1 capital ratio to 7.0%, the Tier 1 capital ratio to 8.5% and the total capital ratio to 10.5% on a fully phased-in basis on January 1, 2019. We believe that, as of December 31, 2023, our bank meets all capital adequacy requirements under the BASEL III capital rules on a fully phased-in basis.

Federal and state banking laws and regulations place certain restrictions on the amount of dividends our bank can transfer to Mercantile and on the capital levels that must be maintained. At year-end 2023, under the most restrictive of these regulations, our bank could distribute $151 million to Mercantile as dividends without prior regulatory approval. Our and our bank's ability to pay cash and stock dividends is subject to limitations under various laws and regulations and to prudent and sound banking practices. On January 12, 2023, our Board of Directors declared a cash dividend on our common stock in the amount of $0.33 per share that was paid on March 15, 2023 to shareholders of record as of March 3, 2023. On April 13, 2023, our Board of Directors declared a cash dividend on our common stock in the amount of $0.33 per share that was paid on June 14, 2023 to shareholders of record as of June 2, 2023. On July 13, 2023, our Board of Directors declared a cash dividend on our common stock in the amount of $0.34 per share that was paid on September 13, 2023 to shareholders of record as of September 1, 2023. On October 12, 2023, our Board of Directors declared a cash dividend on our common stock in the amount of $0.34 per share that was paid on December 13, 2023 to shareholders of record as of December 1, 2023.

As of December 31, 2023, we had the ability to repurchase up to $6.8 million in common stock shares from time to time in open market transactions at prevailing market prices or by other means in accordance with applicable regulations as part of a $20.0 million common stock repurchase program announced in May 2021. No shares were repurchased during 2023 or 2022. Historically, stock repurchases have been funded from cash dividends paid to us from our bank. Additional repurchases may be made in future periods under the authorized plan or a new plan, which would also likely be funded from cash dividends paid to us from our bank. The actual timing, number and value of shares repurchased will be determined by us in our discretion and will depend on a number of factors, including the stock price, capital position, financial performance, general market and economic conditions, alternative uses of capital and applicable legal requirements.

Our consolidated capital levels as of December 31, 2023 and 2022 include $47.6 million and $46.9 million, respectively, of trust preferred securities. Under applicable Federal Reserve guidelines, the trust preferred securities constitute a restricted core capital element. The guidelines provide that the aggregate amount of restricted core capital elements that may be included in Tier 1 capital must not exceed 25% of the sum of all core capital elements, including restricted core capital elements, net of goodwill less any associated deferred tax liability. Our ability to include the trust preferred securities in Tier 1 capital in accordance with the guidelines is not affected by the provision of the Dodd-Frank Act generally restricting such treatment, because (i) the trust preferred securities were issued before May 19, 2010, and (ii) our total consolidated assets as of December 31, 2009 were less than $15.0 billion. At December 31, 2023 and 2022, all $47.6 million and $46.9 million, respectively, of the trust preferred securities were included as Tier 1 capital of Mercantile.

NOTE 21 – MERCANTILE BANK CORPORATION (PARENT COMPANY ONLY) CONDENSED FINANCIAL STATEMENTS

CONDENSED BALANCE SHEETS

(Dollars in thousands)		2023		2022
ASSETS				
Cash and cash equivalents	$	18,969	$	18,633
Investments in bank subsidiaries		627,604		543,599
Other assets		17,228		19,786
Total assets	$	663,801	$	582,018
LIABILITIES AND SHAREHOLDERS' EQUITY				
Liabilities	$	3,040	$	3,024
Subordinated debentures		49,644		48,958
Subordinated notes		88,971		88,628
Shareholders' equity		522,146		441,408
Total liabilities and shareholders' equity	$	663,801	$	582,018

CONDENSED STATEMENTS OF INCOME

(Dollars in thousands)		2023		2022		2021
Income						
Interest and dividends from subsidiaries	$	26,660	$	26,056	$	39,058
Total income		26,660		26,056		39,058
Expenses						
Interest expense		8,091		6,104		1,934
Other operating expenses		5,674		5,645		5,831
Total expenses		13,765		11,749		7,765
Income before income tax benefit and equity in undistributed net income of subsidiary		12,895		14,307		31,293
Federal income tax benefit		(2,858)		(2,535)		(1,653)
Equity in undistributed net income of subsidiary		66,464		44,221		26,075
Net income	$	82,217	$	61,063	$	59,021
Other comprehensive income (loss)		14,854		(61,612)		(9,215)
Comprehensive income (loss)	$	97,071	$	(549)	$	49,806

NOTE 21 – MERCANTILE BANK CORPORATION (PARENT COMPANY ONLY)
CONDENSED FINANCIAL STATEMENTS (Continued)

CONDENSED STATEMENTS OF CASH FLOWS

(Dollars in thousands)	2023	2022	2021
Cash flows from operating activities			
Net income	$ 82,217	$ 61,063	$ 59,021
Adjustments to reconcile net income to net cash from operating activities:			
Equity in undistributed net income of subsidiary	(66,464)	(44,221)	(26,075)
Stock-based compensation expense	3,384	3,377	3,784
Stock grants to directors for retainer fees	350	359	344
Change in other assets	(128)	858	49
Change in other liabilities	1,045	1,636	(5)
Net cash from operating activities	20,404	23,072	37,118
Cash flows from investing activities			
Net capital investment into subsidiaries	0	(15,000)	(70,000)
Net cash for investing activities	0	(15,000)	(70,000)
Cash flows from financing activities			
Stock option exercises, net of cashless exercises	0	36	50
Employee stock purchase plan	45	45	48
Dividend reinvestment plan	891	867	877
Net proceeds from subordinated notes issuance	0	14,645	73,635
Repurchase of common shares	0	0	(21,380)
Cash dividends on common stock	(21,004)	(19,602)	(18,524)
Net cash (for) from financing activities	(20,068)	(4,009)	34,706
Net change in cash and cash equivalents	336	4,063	1,824
Cash and cash equivalents at beginning of period	18,633	14,570	12,746
Cash and cash equivalents at end of period	$ 18,969	$ 18,633	$ 14,570

NOTE 22 – SUBSEQUENT EVENTS

On January 11, 2024, our Board of Directors declared a cash dividend on our common stock in the amount of $0.35 per share that will be paid on March 13, 2024 to shareholders of record as of March 1, 2024.

EXHIBIT INDEX

EXHIBIT NO.   EXHIBIT DESCRIPTION

3.1   Our Articles of Incorporation are incorporated by reference to exhibit 3.1 of our Form 10-Q for the quarter ended June 30, 2009

3.2   Our Amended and Restated By-laws dated as of February 26, 2015 are incorporated by reference to exhibit 3.1 to our Current Report on Form 8-K filed February 26, 2015

4.1   Instruments defining the Rights of Security Holders – reference is made to Exhibits 3.1 and 3.2. In accordance with Regulation S-K Item 601(b)(4), Mercantile Bank Corporation is not filing copies of instruments defining the rights of holders of long-term debt because none of those instruments authorizes debt in excess of 10% of the total assets of Mercantile Bank Corporation and its subsidiaries on a consolidated basis. Mercantile Bank Corporation hereby agrees to furnish a copy of any such instrument to the Securities and Exchange Commission upon request.

4.2   Subordinated indenture, dated December 15, 2021, by and between Mercantile Bank Corporation and Wilmington Trust, National Association, as trustee, incorporated by reference to our Current Report on Form 8-K filed December 17, 2021

4.3   First Supplemental Indenture to Subordinated indenture, dated December 15, 2021, by and between Mercantile Bank Corporation and Wilmington Trust, National Association, as trustee, incorporated by reference to our Current Report on Form 8-K filed December 17, 2021

4.4   Form of 3.25% Fixed-to-Floating Rate Subordinated Note due 2032, incorporated by reference to our Current Report on Form 8-K filed December 17, 2021

4.5   Form of Subordinated Note Purchase Agreement dated December 15, 2021, by and among Mercantile Bank Corporation and the Purchasers, incorporated by reference to our Current Report on Form 8-K filed December 17, 2021

4.6   Form of Registration Rights Agreement dated December 15, 2021, by and among Mercantile Bank Corporation and the Purchasers, incorporated by reference to our Current Report on Form 8-K filed December 17, 2021

10.1   Form of Mercantile Bank Split Dollar Agreement that has been entered into between our bank and each of Robert B. Kaminski, Jr., Charles E. Christmas, and certain other officers of our bank is incorporated by reference to exhibit 10.33 of our Form 10-K for the year ended December 31, 2005*

10.2   Mercantile Bank Corporation Employee Stock Purchase Plan of 2014 is incorporated by reference to exhibit 4(b) of our Registration Statement on Form S-8 that became effective on June 27, 2014

10.3   Amended and Restated Employment Agreement of Robert B. Kaminski, Jr. dated November 29, 2018, effective December 31, 2018, incorporated by reference to exhibit 10.1 of our Form 8-K filed December 3, 2018*

EXHIBIT NO.	EXHIBIT DESCRIPTION
10.4	Amended and Restated Employment Agreement of Charles E. Christmas dated November 29, 2018, effective December 31, 2018, incorporated by reference to exhibit 10.2 of our Form 8-K filed December 3, 2018*
10.5	Amended and Restated Employment Agreement of Raymond E. Reitsma dated November 29, 2018, effective December 31, 2018, incorporated by reference to exhibit 10.3 of our Form 8-K filed December 3, 2018*
10.6	Amended and Restated Employment Agreement of Robert T. Worthington dated November 29, 2018, effective December 31, 2018, incorporated by reference to exhibit 10.4 of our Form 8-K filed December 3, 2018*
10.7	Amended and Restated Change in Control Agreement of Robert B. Kaminski, Jr. dated November 29, 2018, effective December 31, 2018, incorporated by reference to exhibit 10.6 of our Form 8-K filed December 3, 2018*
10.8	Amended and Restated Change in Control Agreement of Charles E. Christmas dated November 29, 2018, effective December 31, 2018, incorporated by reference to exhibit 10.7 of our Form 8-K filed December 3, 2018*
10.9	2023 Mercantile Executive Officer Bonus Plan, incorporated by reference to exhibit 10.1 of our Form 8-K filed June 22, 2023*
10.10	Mercantile Bank Corporation Stock Incentive Plan of 2020, incorporated by reference to Appendix A to Mercantile's Definitive Proxy Statement on Schedule 14A filed April 9, 2020*
10.11	Mercantile Bank Corporation Stock Incentive Plan of 2023, incorporated by reference to exhibit 99 of our Form S-8 filed June 12, 2023*
10.12	Form of Performance-Based Restricted Stock Award Agreement, in connection with the Mercantile Bank Corporation Stock Incentive Plan of 2020, incorporated by reference to exhibit 10.17 of our Form 10-K for the year ended December 31, 2020*
10.13	Form of Performance-Based Restricted Stock Award Agreement, in connection with the Mercantile Bank Corporation Stock Incentive Plan of 2023*
10.14	Director Fee Summary*
14	Code of Ethics
19	Policy on Insider Trading
21	Subsidiaries of the company
23.1	Consent of Plante & Moran, PLLC
23.2	Consent of BDO USA, P.C.
31	Rule 13a-14(a) Certifications
32.1	Section 1350 Chief Executive Officer Certification
32.2	Section 1350 Chief Financial Officer Certification
97	Clawback Policy

EXHIBIT NO.	EXHIBIT DESCRIPTION
101	The following information from Mercantile's Annual Report on Form 10-K for the year ended December 31, 2023, formatted in Inline XBRL (eXtensible Business Reporting Language): (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Income, (iii) the Consolidated Statements of Comprehensive Income (Loss), (iv) the Consolidated Statements of Changes in Shareholders' Equity, (v) the Consolidated Statements of Cash Flows, and (vi) the Notes to Consolidated Financial Statements
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

* Management contract or compensatory plan.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 1, 2024.

MERCANTILE BANK CORPORATION

/s/ Robert B. Kaminski, Jr.
Robert B. Kaminski, Jr.
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on March 1, 2024.

/s/ David M. Cassard David M. Cassard, Director	/s/ Michael H. Price Michael H. Price, Chairman of the Board
/s/ Michael S. Davenport Michael S. Davenport, Director	/s/ David B. Ramaker David B. Ramaker, Director
/s/ Michelle L. Eldridge Michelle L. Eldridge, Director	/s/ Raymond E. Reitsma Raymond E. Reitsma, Director
/s/ Robert B. Kaminski, Jr. Robert B. Kaminski, Jr. Director, President and Chief Executive Officer (principal executive officer)	/s/ Amy L. Sparks Amy L. Sparks, Director
	/s/ Charles E. Christmas Charles E. Christmas, Executive Vice President, Chief Financial Officer and Treasurer (principal financial and accounting officer)

MERCANTILE BANK *Corporation*

Annual Meeting
Mercantile Bank Corporation's Annual Meeting of Shareholders
will be held virtually on Thursday, May 23, 2024 at 9:00 am EDT

Corporation Headquarters
310 Leonard Street NW, Grand Rapids, MI 49504
616.406.3000 or 800.453.8700
www.mercbank.com

Legal Counsel
Dickinson Wright, PLLC
500 Woodward Avenue, Suite 4000, Detroit, MI 48226
www.dickinson-wright.com

Independent Registered Public Accountants
Plante & Moran, PLLC
634 Front Street NW, Suite 400, Grand Rapids, MI 49504
www.plantemoran.com

Common Stock Listing
NASDAQ Global Select Market Symbol: MBWM

Stock Registrar and Transfer Agent
Computershare Investor Services
P.O. Box 43006, Providence, RI 02940-3006
Shareholder Inquiries 800.733.5001
www.computershare.com/investor

SEC Form 10-K
Copies of the Corporation's Annual Report on Form 10-K,
as filed with the Securities and Exchange Commission,
are available to shareholders without charge upon written request.

Please mail your request to:
Charles E. Christmas
Mercantile Bank Corporation
310 Leonard Street NW
Grand Rapids, MI 49504



Mercantile Bank Corporation

Mercantile Bank Corporation does not discriminate on the basis of race, color, age, religion, sex, sexual orientation, gender identity, national origin, disability or veteran status in employment or the provision of services. Mercantile Bank and Michigan's Community Bank are registered trademarks of Mercantile Bank Corporation.

MERCBANK.COM

antile

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